SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the translation of the Financial Statements for the six month perod ended December 31, 2013 and December 31, 2012 filed with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Financial Statements as of December 31, 2013 and for the six-month periods ended December 31, 2013 and 2012

Legal Information

Denomination: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Fiscal year N°: 81, beginning on July 1, 2013
Legal address: Moreno 877, 23rd floor – Ciudad Autónoma de Buenos Aires, Argentina
Company activity: Real state, agricultural, commercial and financial activities
Date of registration of the By-laws in the Public Registry of Commerce: February 19, 1937
Date of registration of last amendment of the by-laws in the Public Registry of Commerce: February 25, 2013
Expiration of Company charter: June 6, 2082
Common Stock subscribed, issued and paid up: 501,562,730 common shares.

Majority shareholder’s: Inversiones Financieras del Sur S.A.
Legal address: Road 8, km 17,500, Zonamérica Building 1, store 106, Montevideo, Uruguay
Parent company Activity: Investment
Capital stock: 190,681,047 common shares

Type of stock	CAPITAL STATUS
	Authorized to be offered publicly (Shares)	Subscribed, Issued and Paid-in (Ps.)
Ordinary certified shares of Ps. 1 face value and 1 vote each	501,562,730	501,562,730

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of December 31, 2013 and June 30, 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	December 31, 2013	June 30, 2013
ASSETS
Non-current assets
Investment properties	10	4,366,646	4,179,901
Property, plant and equipment	11	2,031,825	1,841,454
Trading properties	12	187,160	182,553
Intangible assets	13	137,446	125,312
Biological assets	14	318,072	303,128
Investments in associates and joint ventures	8, 9	1,629,977	1,486,862
Deferred income tax assets	26	499,517	179,228
Income tax credit		222,217	198,871
Restricted assets	17	61,484	54,631
Trade and other receivables	18	346,614	291,430
Investment in financial assets	19	866,947	253,742
Derivative financial instruments	20	8,367	25,377
Total non-current assets		10,676,272	9,122,489
Current Assets
Trading properties	12	17,229	11,689
Biological assets	14	289,048	97,564
Inventories	15	280,162	252,376
Restricted assets	17	923	1,022
Income tax credit		5,971	4,779
Trade and other receivables	18	1,208,780	1,446,091
Investment in financial assets	19	828,351	385,585
Derivative financial instruments	20	33,899	41,544
Cash and cash equivalents	21	512,066	1,047,586
Total current assets		3,176,429	3,288,236
TOTAL ASSETS		13,852,701	12,410,725
SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		496,562	496,562
Treasury stock		5,001	5,001
Inflation adjustment of share capital and treasury stock		65,425	65,425
Share premium		773,079	773,079
Share warrants		106,264	106,264
Cumulative translation adjustment		171,358	2,284
Changes in non-controlling interest		(9,706)	(21,996)
Equity-settled compensation		19,417	8,345
Legal reserve		81,616	46,835
Reserve for new developments		217,065	337,065
Special reserve		633,940	695,628
Retained earnings		(331,151)	(26,522)
Equity attributable to equity holders of the parent		2,228,870	2,487,970
Non-controlling interest		2,221,107	2,231,096
TOTAL SHAREHOLDERS’ EQUITY		4,449,977	4,719,066

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Cresud S.A.C.I.F. y A.

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of December 31, 2013 and June 30, 2013 (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	December 31, 2013	June 30, 2013
LIABILITIES
Non-current liabilities
Trade and other payables	22	238,684	228,267
Borrowings	25	5,248,180	4,189,896
Deferred income tax liabilities	26	527,564	530,263
Derivative financial instruments	20	-	2,773
Payroll and social security liabilities	23	5,511	3,984
Provisions	24	137,797	71,626
Total non-current liabilities		6,157,736	5,026,809
Current liabilities
Trade and other payables	22	1,113,891	899,542
Income tax liabilities		106,092	92,182
Payroll and social security liabilities	23	94,277	120,835
Borrowings	25	1,908,269	1,527,390
Derivative financial instruments	20	6,839	8,691
Provisions	24	15,620	16,210
Total current liabilities		3,244,988	2,664,850
TOTAL LIABILITIES		9,402,724	7,691,659
TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		13,852,701	12,410,725

Cresud S.A.C.I.F. y A

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Income
for the six and three-month periods beginning on July 1 and on October 1, 2013 and 2012 and ended December 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six months		Three months
	Note	2013	2012	2013	2012
Revenues	28	2,133,862	1,605,186	1,007,740	855,218
Costs	29	(1,761,746)	(1,422,123)	(875,878)	(781,401)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest		424,508	459,429	298,256	270,767
Changes in the net realizable value of agricultural produce after harvest		(9,217)	6,811	(1,205)	(16,429)
Gross profit		787,407	649,303	428,913	328,155
Gain from disposal of investment properties		7,150	53,678	7,150	24,210
Gain from disposal of farmlands		-	53,988	-	53,988
General and administrative expenses	30	(236,114)	(181,468)	(124,872)	(104,593)
Selling expenses	30	(155,691)	(123,679)	(74,806)	(63,252)
Other operating results	32	(17,494)	105,102	(12,776)	141,926
Profit from operations		385,258	556,924	223,609	380,434
Share of profit of associates and joint ventures	8, 9	47,769	12,546	9,403	(3,201)
Profit from operations before financing and taxation		433,027	569,470	233,012	377,233
Finance income	33	117,641	90,040	66,899	38,373
Finance cost	33	(1,199,142)	(507,997)	(742,004)	(265,143)
Other financial results	33	123,601	58,740	51,617	36,086
Financial results, net	33	(957,900)	(359,217)	(623,488)	(190,684)
(Loss) / profit before income tax		(524,873)	210,253	(390,476)	186,549
Income tax expense	26	170,104	(33,535)	124,722	(17,832)
(Loss) / profit for the period		(354,769)	176,718	(265,754)	168,717

Attributable to:
Equity holders of the parent		(332,030)	60,760	(234,181)	77,278
Non-controlling interest		(22,739)	115,958	(31,573)	91,439

Profit / (loss) per share attributable to equity holders of the parent during the period:
Basic		(0.67)	0.12
Diluted		(i) (0.67)	0.11

(i)	Due to the loss for the period, there is no diluted effect on this result.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Cresud S.A.C.I.F. y A.

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income
for the six and three-month periods beginning on July 1 and on October 1, 2013 and 2012 and ended December 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Six months		Three months
	2013	2012	2013	2012
(Loss) / profit for the period	(354,769)	176,718	(265,754)	168,717
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	336,946	114,212	194,698	63,423
Currency translation adjustment from associates and joint ventures	(7,354)	7,785	(8,407)	7,540
Other comprehensive income for the period (i)	329,592	121,997	186,291	70,963
Total comprehensive income for the period	(25,177)	298,715	(79,463)	239,680

Attributable to:
Equity holders of the parent	(162,956)	117,307	(136,697)	111,328
Non-controlling interest	137,779	181,408	57,234	128,352

(i)	Components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Cresud S.A.C.I.F. y A.

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina
	Share Capital	Treasury Stock	Inflation adjustment of Share Capital and Treasury Stock	Share premium	Share warrants	Subtotal	Changes in non-controlling interests	Cumulative translation adjustment	Equity-settled compensation	Legal reserve	Reserve for new developments	Special reserve (1)	Retained earnings	Subtotal	Non-controlling interest	Total shareholders’ equity
Balance as of July 1, 2013	496,562	5,001	65,425	773,079	106,264	1,446,331	(21,996)	2,284	8,345	46,835	337,065	695,628	(26,522)	2,487,970	2,231,096	4,719,066
Loss for the period	-	-	-	-	-	-	-	-	-	-	-	-	(332,030)	(332,030)	(22,739)	(354,769)
Other comprehensive income for the period	-	-	-	-	-	-	-	169,074	-	-	-	-	-	169,074	160,518	329,592
Total comprehensive income / (loss) for the period	-	-	-	-	-	-	-	169,074	-	-	-	-	(332,030)	(162,956)	137,779	(25,177)
Appropiation of retained earnings resolved by Shareholders’ Meeting held on 10/31/13:
- Legal reserve	-	-	-	-	-	-	-	-	-	34,781	-	(34,781)	-	-	-	-
- Other reserves	-	-	-	-	-	-	-	-	-	-	-	(26,907)	26,907	-	-	-
- Cash dividends	-	-	-	-	-	-	-	-	-	-	(120,000)	-	-	(120,000)	(105,187)	(225,187)
Equity-settled compensation	-	-	-	-	-	-	-	-	11,360	-	-	-	-	11,360	5,274	16,634
Changes in interest in subsidiaries	-	-	-	-	-	-	12,290	-	-	-	-	-	-	12,290	(46,588)	(34,298)
Cancellation of BrasilAgro warrants	-	-	-	-	-	-	-	-	(288)	-	-	-	-	(288)		(288)
Capital reduction	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,927)	(1,927)
Capital contributions from non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	-	369	369
Reimbursement expired dividends	-	-	-	-	-	-	-	-	-	-	-	-	494	494	291	785
Balance as of December 31, 2013	496,562	5,001	65,425	773,079	106,264	1,446,331	(9,706)	171,358	19,417	81,616	217,065	633,940	(331,151)	2,228,870	2,221,107	4,449,977

(1)	Related to CNV General Resolution No. 609/12. See Note 27.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Cresud S.A.C.I.F. y A.

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share Capital	Treasury Stock	Inflation adjustment of Share Capital and Treasury Stock	Share premium	Share warrants	Subtotal	Changes in non-controlling interest	Cumulative translation adjustment	Equity-settled compensation	Legal reserve	Reserve for new developments	Retained earnings	Subtotal	Non-controlling interest	Total shareholders’ equity
Balance as of July 1, 2012	496,562	5,001	166,218	773,079	106,263	1,547,123	(9,596)	(81,939)	4,540	42,922	389,202	666,611	2,558,863	2,132,648	4,691,511
Gain for the period	-	-	-	-	-	-	-	-	-	-	-	60,760	60,760	115,958	176,718
Other comprehensive income for the period	-	-	-	-	-	-	-	56,547	-	-	-	-	56,547	65,450	121,997
Total comprehensive income for the period	-	-	-	-	-	-	-	56,547	-	-	-	60,760	117,307	181,408	298,715
Appropiation of retained earnings resolved by Shareholders’ Meeting held on 10/31/13:
- Legal reserve	-	-	-	-	-	-	-	-	-	3,913	-	(3,913)	-	-	-
- Other reserves	-	-	-	-	-	-	-	-	-	-	(52,137)	52,137	-	-	-
- Appropriation of retained earnings	-	-	(100,793)	-	-	(100,793)	-	-	-	-	-	100,793	-	-	-
- Cash dividends	-	-	-	-	-	-	-	-	-	-	-	(120,000)	(120,000)	(79,583)	(199,583)
Acquisition of non-controlling interest	-	-	-	-	-	-	1,582	-	-	-	-	-	1,582	(8,411)	(6,829)
Acquisition of subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	-	102,723	102,723
Equity-settled compensation	-	-	-	-	-	-	-	-	3,163	-	-	-	3,163	1,660	4,823
Exercise of warrants	-	-	-	-	1	1	-	-	-	-	-	-	1	-	1
Cumulative translation adjustment for interest held before business combination	-	-	-	-	-	-	-	(8,331)	-	-			(8,331)	(4,584)	(12,915)
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	-	-	-	385	385	241	626
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	-	-	-	4,790	4,790
Capital distribution	-	-	-	-	-	-	-	-	-	-	-	-	-	(39,572)	(39,572)
Balance as of December 31, 2012	496,562	5,001	65,425	773,079	106,264	1,446,331	(8,014)	(33,723)	7,703	46,835	337,065	756,773	2,552,970	2,291,320	4,844,290

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Cresud S.A.C.I.F. y A.

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the six-month periods ended December 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	December 31, 2013	December 31, 2012
Operating activities:
Cash generated from operations	21	604,632	512,213
Income tax paid		(167,683)	(132,456)
Net cash generated from operating activities		436,949	379,757
Investing activities:
Acquisition of subsidiaries, net of cash acquired		-	(117,874)
Acquisition of associates and joint ventures		(13,057)	(32,000)
Capital contributions to joint ventures		(39,750)	(22,360)
Acquisition of derivative financial instruments		-	-
Suppliers advances		(36,576)	(9,750)
Purchases of investment properties		(139,849)	(89,442)
Proceeds from sale of subsidiaries		-	-
Proceeds from sale of investment properties		127,931	81,731
Purchases of property, plant and equipment		(60,237)	(78,185)
Proceeds from sale of property, plant and equipment		5,166	63,052
Proceeds from sale of farmlands		26,222	-
Payments of purchase of properties		(5,730)	-
Purchases of intangible assets		(1,530)	(881)
Acquisition of Investment in financial assets		(2,901,276)	(600,289)
Proceeds from disposals of Investment in financial assets		1,913,431	519,231
Loans granted to associates and joint ventures		-	(18,376)
Loans repayments received from associates and joint ventures		949	709
Proceeds from sale of joint ventures		7,736	-
Interest received		-	5,921
Dividends received		19,988	44,649
Net cash used in investing activities		(1,096,582)	(253,864)
Financing activities:
Repurchase of equity interest		(34,571)	-
Proceeds from issuance of non-convertible notes, net		833,561	142,168
Payment of non-convertible notes net		(486,054)	(175,471)
Borrowings		325,581	597,872
Payment of seller financing of shares		(1,640)	-
Repayments of borrowings		(241,840)	(335,695)
Payments of borrowings from subsidiaries, associates and joint ventures		(186)	(186)
Proceeds from borrowings from associates and joint ventures		12,550	48,431
Proceeds from warrants		-	1
Cancellation of Brasilagro warrants		(288)	-
Payment of seller financing		(866)	(4,863)
Acquisition of non-controlling interest in subsidiaries		-	(6,837)
Dividend paid to non-controlling interest		(86,450)	(109,288)
Acquisition of derivative financial instruments		(1,164)	-
Proceeds from derivative financial instruments		3,060	-
Payments of purchase of non-controlling interest		-	(3,584)
Contributions from non-controlling interest		369	4,790
Capital reduction of subsidiaries		(2,027)	(39,572)
Interest paid		(261,130)	(194,968)
Net cash generated (used) in financing activities		58,905	(77,202)
Net (decrease) increase in cash and cash equivalents		(600,728)	48,691
Cash and cash equivalents at beginning of period	21	1,047,586	471,922
Foreign exchange gain on cash and cash equivalents		65,208	3,546
Cash and cash equivalents at end of period		512,066	524,159

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Cresud S.A.C.I.F. y A.

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	General information

1.1	The Group’s business and general information

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” or the “Company”) was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

In 2002, Cresud acquired a 19.85% interest in IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”), a real estate company related to certain shareholders of Cresud. In 2009, Cresud increased its ownership percentage in IRSA to 55.64% and IRSA became Cresud’s principal subsidiary.

Cresud and its subsidiaries are collectively referred to hereinafter as the Group. See Note 2.3 to the Consolidated Financial Statements as of June 30, 2013 and 2012 for a description of the Group’s companies.

As of December 31, 2013, the Group operates in two major lines of business: (i) Agricultural business, (ii) Investment and Development Properties business. See Note 7 to the Unaudited Condensed Interim Consolidated Financial Statements as of June 30, 2013 and 2012 for a description of the Group’s segments.

The Group’s Agricultural business operations are comprised of crop production, cattle feeding, raising and fattening, milk production, sugarcane production and brokerage activities. The Group’s Agro-industrial business operations are conducted through its subsidiary, Cactus Argentina S.A., and are engaged in cattle feeding services in specialized feedlots primarily for third parties. Feedlots provide accommodation, health care and animal feeding services based on specialized diets. The Group currently has agricultural operations and investments in Argentina, Brazil, Uruguay, Paraguay and Bolivia.

The business line known as urban property and investments also includes the Group’s financial transactions. The Group’s Investment and Development Properties business operations are conducted primarily through its subsidiary IRSA and IRSA’s principal subsidiary, Alto Palermo S.A. (“APSA”). Through APSA, the Group primarily owns, manages and develops shopping centers across Argentina. APSA has also a direct 20% stake in a credit card company. Through IRSA, the Group primarily owns, manages and develops a portfolio of office and other rental properties in Buenos Aires, the capital of Argentina. Through IRSA or APSA, the Group also develops residential properties for sale. The Group, through IRSA, is also involved in the operation of branded hotels. The Group uses the term “real estate” indistinctively in these consolidated financial statements to denote investment, development and/or trading properties activities.

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	General information (Continued)

In 2009, IRSA entered into the US real estate market, mainly through the acquisition of non-controlling interests in US assets, primarily office properties and hotel investments.

The Group’s financial transactions and transactions in other businesses are carried out mainly through its subsidiary IRSA and through APSA, which is IRSA’s main subsidiary. IRSA has also a 29.77% interest (without considering treasury shares) in Banco Hipotecario S.A. (“BHSA”). BHSA is a commercial bank offering a wide variety of banking activities and related financial services to individuals, small and medium-sized companies and large corporations, including the provision of mortgaged loans. BHSA’s shares are listed on the Buenos Aires Stock Exchange. Additionally, APSA holds a participating interest of 20 % in Tarshop S.A. (“Tarshop”), whose main business comprises extending loans and credit cards.

Cresud’s and APSA’s shares are listed and traded on both the Buenos Aires Stock Exchange (“BASE”) and the National Association of Securities Dealers Automated Quotation (“NASDAQ”). IRSA´s shares are listed and traded on both the BASE and the New York Stock Exchange (“NYSE”).

Cresud is the ultimate parent company and is a corporation incorporated and domiciled in the Republic of Argentina. The address of its registered office is Moreno 877, 23rd Floor, Buenos Aires, Argentina.

These consolidated financial statements have been approved for issue by the Board of Directors on February 11, 2014.

2.	Basis of preparation of the Unaudited Condensed Interim Consolidated Financial Statements

2.1.	Basis of preparation

The present Unaudited Condensed Interim Consolidated Financial Statements for the six-month periods ended December 31, 2013 and 2012 (the “Unaudited Condensed Interim Consolidated Financial Statements”) have been prepared in accordance with IAS 34 “Interim Financial Reporting”.

Furthermore, some additional questions were included as required by the Business Companies Act and/or regulations of the CNV, including supplementary information provided in the last paragraph of section 1, Chapter III, Title IV of General Ruling 622/13 of the CNV. This information is included in the Notes to these Unaudited Condensed Interim Consolidated Financial Statements, as admitted by IFRS.

These Unaudited Condensed Interim Consolidated Financial Statements should be read together with the annual consolidated financial statements of the Company as of June 30, 2013. These Unaudited Condensed Interim Consolidated Financial Statements are expressed in thousands of Argentine Pesos.

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Consolidated Financial Statements (Continued)

The Condensed Interim Consolidated Financial Statements corresponding to the six-month periods ended as of December 31, 2013 and 2012 have not been audited. The Company´s management believes they include all necessary adjustments to fairly present the results of each period. Results for the six-month periods ended December 31, 2013 and 2012 do not necessarily reflect proportionally the Company´s results for the complete fiscal year.

2.2	Significant Accounting Policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Consolidated Financial Statements are consistent with those applied in the preparation of the information under IFRS as of June 30, 2013. Most significant accounting policies are described in note 2 included in the Consolidated Financial Statements as of June 30, 2013 and 2012.

2.3	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these Unaudited Condensed Interim Consolidated Financial Statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the annual consolidated financial statements for the year ended as of June 30, 2013, save for changes in accrued income tax, provision for legal claims and allowance for doubtful accounts.

3.	Seasonal effects on operations

The operations of the Group’s agricultural business are also subject to seasonal effects. The harvests and sale of grains (corn, soybean and sunflower) generally take place between February and June every year. In Argentina, wheat is generally harvested between November and January. In Bolivia, weather conditions make it possible to have two soybeans, corn and barley seasons and, therefore, these crops are harvested in April and October, whereas wheat and sunflower are harvested in August and September, respectively. Other segments of the agricultural business, such as beef cattle and milk production tend to be more stable. However, beef cattle and milk production is generally larger during the second quarter, when conditions are more favorable. In case of sugar cane, harvest and sale take place between May and November of each year. As a result, there may be material fluctuations in the agricultural business results across quarters.

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Seasonal effects on operations (Continued)

The operations of the Group’s shopping centers are also subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time (January and February), the lessees of shopping centers experience the lowest sales levels in comparison with the winter holidays (July) and December (Christmas) when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also affect the business. As a consequence, a higher level of revenues is generally expected in the second half of the year rather than the first in shopping center operations.

4.	Acquisitions and disposals

For the six-month period ended as of December 31, 2013

Purchase-sale agreement

On October 17, 2013, Yuchán Agropecuaria signed a purchase-sale agreement involving a sale subject to retention of title involving 1,643 hectares of "La Fon Fon II" for an overall amount of US$ 7 million. To date, the Company has collected US$ 0.2 million and the remaining balance will be paid in 7 semi-annual installments. The last installment is due in June 2017. Under the contract, the conveyance shall be recorded with the Registry once the price has been fully paid off. The possession shall be delivered upon collection of the first installment, scheduled for payment on June 15, 2014.

Purchase of shares of the Company Granos Olavarría S.A.

On August 30, 2013, the Group acquired 12,000 shares of the company Granos Olavarría S.A. representing 100% of the capital stock and voting rights. The price of the transaction was agreed upon at US$ 0.12 million, payable as follows: 1) the amount of US$ 0.018 million were paid on September 5, 2013; 2) US$ 0.042 million were paid on October 10, 2013; 3) US$ 0.03 million are payable on February 26, 2014; and 4) US$ 0.03 million twelve months after the third installment.

Disposal of joint venture

On December 12, 2013 Agrotech S.A. sold the 100% of its interest in CRESCA S.A., representing  50% of the capital stock, with its corresponding receivables, rights and obligations related to the mentioned investment to Brasilagro Companhia Brasileira de Propiedades Agrícolas S.A, in which CRESUD owns 39.76% of its capital stock, for an amount US$ 18.5 million.

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Acquisitions and disposals (Continued)

Subscription of shares of Avenida Inc. and Avenida Compras S.A.

On August 29, 2013, the Group, through Torodur S.A., subscribed 3,703,704 shares of Avenida Inc., a Company incorporated in Delaware, United States, and 23,077 shares of Avenida Compras S.A., a Company incorporated in Buenos Aires, Argentina, representing 26.09% and 2.10% of its outstanding capital, respectively. Additionally, Avenida Inc. owns 90.91% of Avenida Compras S.A., thus being the Group’s indirect interest in Avenida Compras of 25.81%. The amount of the transaction was Ps. 13.0 million, which has already been paid in full. The Group has a warrant to increase such equity interest up to 37.04% of the company.

Stock Call Option Agreement for Arcos del Gourmet S.A.

On September 16, 2013, the Group, through APSA entered into an agreement with Messrs. Eduardo Giana, Pablo Bossi and Patricio Tobal (non-controlling shareholders of Arcos del Gourmet S.A.), whereby the latter grant to APSA an exclusive and irrevocable option to purchase 10% of the equity interest of Arcos del Gourmet S.A., which can be executed up to December 31, 2018. In the event the option is exercised, APSA should pay the amount of US$ 8 million.

Furthermore, in the mentioned agreement a fixed amount of US$ 2 million was arranged, which was cancelled, and another variable amount during 5 years from the opening of the shopping mall, in relation to the assignment of rights to earn dividends of Arcos during such period.

Condominio del Alto – Performance of Exchange Agreement

On November 14, 2013 Alto Palermo S.A. (“APSA”) and Condominios del Alto S.A. (Condominios) executed a conveyance deed whereby Condominios conveyed upon APSA  freehold and full possession of the units agreed in exchange. Upon such execution, APSA stated that the mortgage on the property has been fully discharged.

Subscription of shares of Dolphin Fund Ltd. (“Dolphin”)

During the six-month period ended December 31, 2013, the Group has invested in participating units of Dolphin Fund Ltd. (a mutual fund) for the amount of US$ 105 million (see Note 41).

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Acquisitions and disposals (Continued)

Transactions with non-controlling interest

BRASILAGRO

During the six-month period ended December 31, 2013, the Group sold 10,400 shares of BrasilAgro, representing a 0.02% interest, for a total amount of Ps. 0.27 million. Consequently, the Company recognized an increase in non-controlling interest for an amount of Ps. 0.25 million and an increase in equity attributable to owners of the parent of Ps. 0.02 million. The effect on shareholders’ equity of this change in the equity interest in BrasilAgro is summarized as follows:

Ps. (million)
Carrying value of the non-controlling interests sold by the Group	(0.25)
Consideration collected from non-controlling interests	0.27
Reserve recorded in shareholders’ equity	0.02

On the other hand, on September 2, 2103, BrasilAgro approved a share repurchase program for up to 3,511,130 common shares and for up to an aggregate amount not to exceed the balance of profits or available reserves disclosed in BrasilAgro’s latest financial statements. As of December 31, 2013, BrasilAgro purchased 99,900 common shares for an aggregate amount of R$ 1.9 million. Below is a summary of the effects of such transaction on shareholders’ equity:

Ps. (million)
Amount paid for repurchase	(4.94)
Decrease in non-controlling interest	4.92
Reserve recorded in shareholders’ equity	(0.02)

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Acquisitions and disposals (Continued)

IRSA

On July 25, 2013, IRSA’s Board of Directors set forth the terms and conditions governing the purchase of the Company's own stock pursuant to Section 64 of Law No. 26,831 and the CNV’s regulations, for up to an aggregate amount of Ps. 200 million and up to 5% of the capital stock, in the form of common shares or Global Depositary Shares (GDS) representing 10 common shares each, and up to a daily limit of 25% of the average daily transaction volume experienced by the Company’s shares, along with the markets where they are listed, during the prior 90 business days, and at a price ranging from a minimum of Ps. 1 up to Ps. 8 per share. On September 18, 2013 the Board of Directors approved an increase to the maximum price, raising it to Ps.10 per common share and US$ 10.50 per GDS. On October 15, 2013, the Board of Directors approved a new increase to the maximum price, raising it to Ps.11.00 per common share and US$ 11.50 per GDS. On October 22, 2013 the Board of Directors approved a new increase to the maximum price, raising it to Ps.14.50 per common share and US$ 15.00 per GDS. During the period ended December 31, 2013, the Company purchased 256,624 common shares (V.N. Ps. 1 per share) for a total amount of Ps. 2.6 million and 350,977 GDS (representing 3,509,770 common shares) for a total amount of US$ 4.1 million.

Ps. (million)
Amount paid for repurchase	(29.63)
Decrease in non-controlling interest	23.45
Reserve recorded in shareholders’ equity	(6.18)

5.	Financial risk management

The group´s diverse activities are exposed to a variety of financial risk: market risk (including foreign currency risk, interest rate risk and price risk) credit risk, liquidity risk and capital risk.

The Condensed Interim Consolidated Financial Statements do not include all the information and disclosures of the risk management, so they should be read together with the annual consolidate financial statements as of June 30, 2013. There have been no changes in the risk management or risk management policies applied by the Group since the fiscal year-end. See Note 41 for the effects of subsequent events.

Since June 30, 2013 at the date of these financial statements, there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost), except for our investment in Supertel Hospitality Inc. (“Supertel”), which fair value was affected by the decrease in the market value of its common shares, because of the suspension of dividends’ payment. This had been decided in order to fortify its financial situation. Neither have been transfers between the several tiers used in estimating the fair value of the Company’s financial instruments. See Note 41 for the effects of subsequent events.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment reporting

Below is a summarized analysis of the lines of business of the Group for the six-month period ended December 31, 2013:

	Agricultural business (I)	Urban properties and investments (II)	Total
Revenues	784,577	1,402,817	2,187,394
Costs	(1,143,681)	(666,108)	(1,809,789)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	427,036	-	427,036
Changes in the net realizable value of agricultural produce after harvest	(9,217)	-	(9,217)
Gross profit	58,715	736,709	795,424
Gain from disposal of investment properties	-	7,150	7,150
General and administrative expenses	(107,571)	(130,691)	(238,262)
Selling expenses	(90,347)	(68,052)	(158,399)
Other operating results	(566)	(18,415)	(18,981)
(Loss) / profit from operations	(139,769)	526,701	386,932
Share of profit of associates and joint ventures	2,022	43,703	45,725
Segment (loss) / profit	(137,747)	570,404	432,657

Investment properties	39,193	4,488,314	4,527,507
Property, plant and equipment	1,925,290	222,941	2,148,231
Trading properties	-	212,027	212,027
Goodwill	7,363	86,591	93,954
Biological assets	610,789	-	610,789
Inventories	269,223	16,000	285,223
Investment in associates	29,913	1,251,769	1,281,682
Total segment assets	2,881,771	6,277,642	9,159,413

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

Below is a summarized analysis of the lines of business of the Group for the six-month period ended December 31, 2012:

	Agricultural business (I)	Urban properties and investments (II)	Total
Revenues	529,366	1,159,564	1,688,930
Costs	(890,080)	(600,255)	(1,490,335)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	462,368	-	462,368
Changes in the net realizable value of agricultural produce after harvest	6,811	-	6,811
Gross Profit	108,465	559,309	667,774
Gain from disposal of investment properties	-	53,678	53,678
Gain from disposal of farmlands	53,988	-	53,988
General and administrative expenses	(74,100)	(110,848)	(184,948)
Selling expenses	(75,520)	(54,843)	(130,363)
Other operating results	(10,480)	115,347	104,867
Profit from operations	2,353	562,643	564,996
Share of profit of associates and joint ventures	319	7,032	7,351
Segment profit	2,672	569,675	572,347

Investment properties	25,190	4,254,430	4,279,620
Property, plant and equipment	1,672,267	235,769	1,908,036
Trading properties	4,678	247,271	251,949
Goodwill	7,159	5,824	12,983
Biological assets	562,577	-	562,577
Inventories	204,500	16,197	220,697
Investment in associates and joint ventures	24,198	1,121,686	1,145,884
Total segment assets	2,500,569	5,881,177	8,381,746

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

(I)	Agriculture line of business:

The following tables present the reportable segments of the agriculture line of business of the Group:

	December 31, 2013
	Agriculture
	Crops	Cattle	Dairy	Sugarcane	Agriculture rentals and services	Agriculture Subtotal	Land transformation and sales	Agro-industrial	Other segments	Total agricultural business (i)
Revenues	318,356	64,380	24,482	76,175	7,151	490,544	-	234,870	59,163	784,577
Costs	(583,388)	(102,251)	(47,082)	(142,059)	(5,969)	(880,749)	(2,917)	(208,478)	(51,537)	(1,143,681)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	310,126	27,743	25,060	64,107	-	427,036	-	-	-	427,036
Changes in the net realizable value of agricultural produce after harvest	(9,213)	(4)	-	-	-	(9,217)	-	-	-	(9,217)
Gross profit / (loss)	35,881	(10,132)	2,460	(1,777)	1,182	27,614	(2,917)	26,392	7,626	58,715
General and administrative expenses	(56,090)	(13,947)	(2,941)	(22,398)	(1,398)	(96,774)	(578)	(7,680)	(2,539)	(107,571)
Selling expenses	(44,217)	(9,406)	(889)	(3,845)	(388)	(58,745)	(3,808)	(22,790)	(5,004)	(90,347)
Other operating results	3,491	(1,588)	(329)	6	(182)	1,398	(65)	(314)	(1,585)	(566)
Loss from operations	(60,935)	(35,073)	(1,699)	(28,014)	(786)	(126,507)	(7,368)	(4,392)	(1,502)	(139,769)
Share of profit of associates	1,362	483	102	-	46	1,993	20	-	9	2,022
Segment loss	(59,573)	(34,590)	(1,597)	(28,014)	(740)	(124,514)	(7,348)	(4,392)	(1,493)	(137,747)

Investment properties	-	-	-	-	39,193	39,193	-	-	-	39,193
Property, plant and equipment	1,297,290	144,934	21,189	348,019	9,695	1,821,127	57,201	19,722	27,240	1,925,290
Goodwill	5,084	-	-	2,279	-	7,363	-	-	-	7,363
Biological assets	276,753	203,323	29,010	101,637	-	610,723	-	66	-	610,789
Inventories	196,873	43,827	-	1,642	-	242,342	-	10,324	16,557	269,223
Investment in associates	18,617	6,611	1,401	-	635	27,264	275	-	2,374	29,913
Total segment assets	1,794,617	398,695	51,600	453,577	49,523	2,748,012	57,476	30,112	46,171	2,881,771

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

	December 31, 2012
	Agriculture
	Crops	Cattle	Dairy	Sugarcane	Agriculture rentals and services	Agriculture Subtotal	Land transformation and sales	Agro-industrial	Other segments	Total agricultural business (i)
Revenues	243,925	36,643	18,048	110,028	12,072	420,716	-	66,471	42,179	529,366
Costs	(465,724)	(65,381)	(35,416)	(214,645)	(2,996)	(784,162)	(3,068)	(68,260)	(34,590)	(890,080)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	286,498	29,083	18,272	128,565	-	462,418	-	-	(50)	462,368
Changes in the net realizable value of agricultural produce after harvest	6,726	85	-	-	-	6,811	-	-	-	6,811
Gross profit / (loss)	71,425	430	904	23,948	9,076	105,783	(3,068)	(1,789)	7,539	108,465
Gain from disposal of farmlands	-	-	-	-	-	-	53,988	-	-	53,988
General and administrative expenses	(29,054)	(5,041)	(846)	(20,306)	(1,216)	(56,463)	(9,406)	(4,401)	(3,830)	(74,100)
Selling expenses	(51,812)	(4,987)	(572)	(2,213)	(595)	(60,179)	(7,219)	(6,777)	(1,345)	(75,520)
Other operating results	(6,756)	(829)	(135)	(87)	(195)	(8,002)	(1,504)	(321)	(653)	(10,480)
Profit / (loss) from operations	(16,197)	(10,427)	(649)	1,342	7,070	(18,861)	32,791	(13,288)	1,711	2,353
Share of profit / (loss) of associates and joint ventures	(207)	(29)	(14)	-	(10)	(260)	-	-	579	319
Segment profit / (loss)	(16,404)	(10,456)	(663)	1,342	7,060	(19,121)	32,791	(13,288)	2,290	2,672

Investment properties	-	-	-	1,516	23,674	25,190	-	-	-	25,190
Property, plant and equipment	1,124,235	134,135	20,924	303,204	363	1,582,861	58,769	20,777	9,860	1,672,267
Trading properties	557	3,258	-	-	706	4,521	-	-	157	4,678
Goodwill	4,393	-	-	1,970	-	6,363	-	-	796	7,159
Biological assets	241,173	187,390	26,045	96,861	-	551,469	-	7,902	3,206	562,577
Inventories	57,740	3,248	-	-	-	60,988	-	-	143,512	204,500
Investment in associates and joint ventures	9,745	3,255	557	-	801	14,358	6,192	-	3,648	24,198
Total segment assets	1,437,843	331,286	47,526	403,551	25,544	2,245,750	64,961	28,679	161,179	2,500,569

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

(II)	Urban properties and investments

The following tables present the reportable segments of the urban properties and investments line of business of the Group:

	December 31, 2013
	Shopping Center Properties	Offices	Sales and developments	Hotels	International	Financial operations and others	Total urban and investment properties (II)
Revenues	1,011,950	149,523	40,979	160,575	39,456	334	1,402,817
Costs	(457,784)	(54,124)	(21,438)	(105,831)	(26,455)	(476)	(666,108)
Gross profit / (loss)	554,166	95,399	19,541	54,744	13,001	(142)	736,709
Gain from disposal of investment properties	-	-	7,150	-	-	-	7,150
General and administrative expenses	(51,026)	(21,736)	(19,007)	(28,952)	(9,915)	(55)	(130,691)
Selling expenses	(32,232)	(9,892)	(6,271)	(19,974)	-	317	(68,052)
Other operating results	(13,786)	(1,053)	(1,779)	177	187	(2,161)	(18,415)
Profit / (loss) from operations	457,122	62,718	(366)	5,995	3,273	(2,041)	526,701
Share of profit / (loss) of associates	-	2,842	1,693	310	(49,008)	87,866	43,703
Segment profit / (loss)	457,122	65,560	1,327	6,305	(45,735)	85,825	570,404

Investment properties	2,331,087	841,764	420,566	-	887,130	7,767	4,488,314
Property, plant and equipment	17,936	26,475	3,867	174,444	219	-	222,941
Trading properties	1,484	93	117,030	-	93,420	-	212,027
Goodwill	8,582	11,661	4,541	-	61,807	-	86,591
Inventories	8,557	-	525	6,918	-	-	16,000
Investment in associates	-	26,959	33,613	21,649	1,208	1,168,340	1,251,769
Total segment assets	2,367,646	906,952	580,142	203,011	1,043,784	1,176,107	6,277,642

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

	December 31, 2012
	Shopping Center Properties	Offices	Sales and developments	Hotels	International	Financial operations and others	Total urban and investment properties (II)
Revenues	802,914	140,690	85,735	116,807	12,100	1,318	1,159,564
Costs	(381,690)	(59,376)	(63,145)	(84,947)	(10,292)	(805)	(600,255)
Gross profit	421,224	81,314	22,590	31,860	1,808	513	559,309
Gain from disposal of investment properties	-	-	53,678	-	-	-	53,678
General and administrative expenses	(37,398)	(20,510)	(20,060)	(26,095)	(6,638)	(147)	(110,848)
Selling expenses	(25,752)	(5,163)	(9,471)	(13,819)	-	(638)	(54,843)
Other operating results	(9,048)	(1,096)	(8,082)	385	134,061	(873)	115,347
Profit / (loss) from operations	349,026	54,545	38,655	(7,669)	129,231	(1,145)	562,643
Share of profit / (loss) of associates	-	-	1,053	59	(37,978)	43,898	7,032
Segment profit / (loss)	349,026	54,545	39,708	(7,610)	91,253	42,753	569,675

Investment properties	2,065,616	893,376	599,607	-	687,453	8,378	4,254,430
Property, plant and equipment	14,186	30,444	3,737	187,203	199	-	235,769
Trading properties	1,484	120	169,163	-	76,504	-	247,271
Goodwill	343	5,481	-	-	-	-	5,824
Inventories	9,733	-	480	5,984	-	-	16,197
Investments in associates and joint ventures	-	-	41,912	21,315	581	1,057,878	1,121,686
Total segment assets	2,091,362	929,421	814,899	214,502	764,737	1,066,256	5,881,177

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

At the time of assessing the performance of business segments and deciding upon the allocation of resources, the Executive Committee uses information on operating income assets and liabilities of each such segment. In the Unaudited Condensed Consolidated Financial Statements, the transactions and balances between related parties which may affect more than one segment are eliminated. In order to obtain clear information that may be useful for Management’s decision making, the Group has defined that, as from the six month period ending December 31, 2013, such transactions will not be eliminated for segment reporting purposes.

The comparative information presented as from such period has been adjusted retrospectively for the sake of comparability.

The following tables present reconciliation between the total results of segment operations and the results of operations as per the statement of income. The adjustments relate to the presentation of the results of operations of joint ventures accounted for under the equity method under IFRS and the non-elimination of the inter-segment transactions as explained in the preceding paragraph.

	December 31, 2013
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Adjustment to income for elimination of inter-segment transactions	Total Statement of Income
Revenues	2,187,394	(30,515)	(23,017)	2,133,862
Costs	(1,809,789)	25,467	22,576	(1,761,746)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	427,036	(2,528)	-	424,508
Changes in the net realizable value of agricultural produce after harvest	(9,217)	-	-	(9,217)
Gross profit / (loss)	795,424	(7,576)	(441)	787,407
Gain from disposal of investment properties	7,150	-	-	7,150
General and administrative expenses	(238,262)	1,352	796	(236,114)
Selling expenses	(158,399)	2,641	67	(155,691)
Other operating results	(18,981)	1,909	(422)	(17,494)
Profit from operations before share of associates and Joint Ventures	386,932	(1,674)	-	385,258
Share of profit of associates and joint ventures	45,725	2,044	-	47,769
Profit from operations before Financing and Taxation	432,657	370	-	433,027

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Segment information (Continued)

	December 31, 2012
	Total segment information	Adjustment for share of profit / (loss) of joint ventures	Adjustment to income for elimination of inter-segment transactions	Total Statement of Income
Revenues	1,688,930	(81,433)	(2,311)	1,605,186
Costs	(1,490,335)	66,620	1,592	(1,422,123)
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	462,368	(2,939)	-	459,429
Changes in the net realizable value of agricultural produce after harvest	6,811	-	-	6,811
Gross profit / (loss)	667,774	(17,752)	(719)	649,303
Gain from disposal of investment properties	53,678	-	-	53,678
Gain from disposal of farmlands	53,988	-	-	53,988
General and administrative expenses	(184,948)	2,540	940	(181,468)
Selling expenses	(130,363)	6,632	52	(123,679)
Other operating results	104,867	508	(273)	105,102
Profit from operations before share of associates and Joint Ventures	564,996	(8,072)	-	556,924
Share of profit of associates and joint ventures	7,351	5,195	-	12,546
Profit from operations before Financing and Taxation	572,347	(2,877)	-	569,470

Total segment assets are allocated based on the operations of the segment and the physical location of the asset. In line with the analysis above, segment assets include the proportionate share of the assets of joint ventures. The statement of financial position under IFRS shows the net investment in these joint ventures as a single item.

Total reportable segments’ assets are reconciled to total assets as per the statement of financial position as follows:

December 31, 2013
Total reportable assets as per Segment Information	9,159,413
Deconsolidation of investment properties	(160,861)
Deconsolidation of property, plant and equipment	(116,406)
Deconsolidation of trading properties	(7,638)
Deconsolidation of goodwill	(5,235)
Deconsolidation of biological assets	(3,669)
Deconsolidation of inventories	(5,061)
Deconsolidation of investments in associates and joint ventures	348,295
Total assets as per the Statement of Financial Position	9,208,838

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.	Information about principal subsidiaries

The Group conducts its business through several operating and holding subsidiaries. See breakdown of Group, their percentage of ownership interest, materiality criteria and other relevant information on the Group’s subsidiaries in Note 2.3.a) of the Consolidated Financial Statements as of June 30, 2013 and 2012.

Set out below is the summarized financial information for each subsidiary that has non-controlling interests that are material to the Group:

Summarized statements of financial position

	IRSA		Brasilagro
	December 31, 2013	June 30, 2013	December 31, 2013	June 30, 2013
Assets
Non-current assets	7,558,024	6,487,209	1,565,315	1,210,560
Current assets	1,181,982	1,839,320	644,232	667,656
Total assets	8,740,006	8,326,529	2,209,547	1,878,216
Liabilities
Non-current liabilities	4,170,962	3,590,593	146,640	168,553
Current liabilities	1,671,724	1,605,247	436,755	278,594
Total liabilities	5,842,686	5,195,840	583,395	447,147
Net assets	2,897,320	3,130,689	1,626,152	1,431,069

Summarized statements of income and statements of comprehensive income

	IRSA		Brasilagro
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Revenues	1,373,960	1,080,036	103,288	218,101
(Loss) / profit before income tax	(33,386)	320,168	(21,735)	32,556
Income tax expense	7,312	(74,289)	7,057	(7,168)
(Loss) / profit for the period	(26,074)	245,879	(14,678)	25,388
Other comprehensive income	71,776	23,733	701,144	94,151
Total other comprehensive income	45,702	269,612	686,466	119,539
Profit attributable to non-controlling interest	15,944	22,409	-	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.	Information about principal subsidiaries (Continued)

Summarized cash flows

	IRSA		Brasilagro
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Cash flow from operating activities
Net cash generated from operating activities	421,981	351,696	68,016	(9,551)
Cash flow from investing activities
Net cash used in investing activities	(625,361)	(195,244)	(99,496)	(1,796)
Cash flow from financing activities
Net cash used in financing activities	(398,603)	(60,241)	(21,826)	(41,171)
Net (decrease) increase in cash and cash equivalents	(601,983)	96,211	(53,306)	(52,518)
Cash and cash equivalents at beginning of period	796,902	259,169	197,113	151,064
Foreign exchange gain on cash and cash equivalents	30,821	10,657	32,966	8,655
Cash and cash equivalents at end of period	225,740	366,037	176,773	107,201

The information above is the corresponding to balances and transactions before inter-company eliminations.

8.	Interests in joint ventures

As of June 30, 2013 the joint ventures of the Group were Cresca, Cyrsa S.A., Puerto Retiro S.A., Baicom Networks S.A., Quality Invest S.A., Nuevo Puerto Santa Fe S.A. (NPSF) and Entertainment Holdings S.A.

As stated in Note 4, APSA acquired shares of ENUSA. Thus as of December 31, 2013, the joint ventures of the Group are Cresca, Cyrsa S.A., Puerto Retiro S.A., Baicom Networks S.A., Quality Invest S.A., Nuevo Puerto Santa Fe S.A. (NPSF), EHSA and ENUSA (indirectly through an investment in EHSA. See Note 4). The shares in these joint ventures are not publicly traded.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.	Interests in joint ventures (Continued)

As of November 29, 2012, the Company acquired shares representing 50% of capital stock and votes of EHSA for an amount of Ps. 21.2 million. The fair value of the net assets acquired determined as of the purchase date amounted to Ps. 5.4 million. Therefore, the Group recognized a goodwill of Ps. 26.6 million.

On September 25, 2013, Sociedad Rural Argentina (SRA), La Rural de Palermo S.A. (LRPSA), Boulevard Norte S.A. (BNSA), Ogden Argentina S.A. (OASA), EHSA, ENUSA and La Rural S.A. (LRSA) executed a joint venture agreement and a shareholder’s agreement mostly amending certain provisions set forth in prior agreements. APSA is now in the process of assessing any potential effect on the preliminary allocation of the purchase price of said acquisition.

Changes in the Group’s investments in joint ventures for the six-month period ended December 31, 2013 and for the year ended June 30, 2013 were as follows:

	December 31, 2013	June 30, 2013
Beginning of the period / year	324,194	260,994
Acquisition of Joint Ventures	(13)	25,899
Capital contribution	39,490	42,892
Disposal of joint ventures	-	(6,534)
Cash dividends (i)	-	(1,250)
Share of profit/(loss)	4,885	(661)
Currency translation adjustments	6,675	2,854
End of the period / year (ii)	375,231	324,194

(i)	During year ended on 2013, the Group cashed dividends from Nuevo Puerto Santa Fe in the amount of Ps. 1.3 million.
(ii)	Include a balance of Ps. (24) reflecting interests in companies with negative equity as of December 31, 2013 which are reclassified to “Provision”. See Note 24.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9.	Interests in associates

As of June 30, 2013, the associates of the Group were New Lipstick LLC, BHSA, Tarshop S.A., Manibil S.A., Lipstick Management LLC, Banco de Crédito and Securitización S.A. ("BACS"), Bitania 26 S.A., Agrouranga S.A. and Agromanagers S.A..

As stated in Note 4, the Group acquired, through a subsidiary, equity interest in Avenida Inc. and Avenida Compras S.A. (which will be dedicated to e-commerce business). Thus as of December 31, 2013, the associates of the Group are New Lipstick LLC, BHSA, Tarshop S.A., Manibil S.A., Lipstick Management LLC, BACS and Bitania 26 S.A., Agrouranga S.A., Agromanagers S.A., Avenida Inc. and Avenida Compra S.A..

The evolution of the Group’s investments in associates for the six-month period ended as of December 31, 2013 and for the year ended as of June 30, 2013 was as follows:

	December 31, 2013	June 30, 2013
Beginning of the period / year	1,123,577	1,239,566
Acquisition of Associates	13,057	-
Capital contribution	-	37,721
Business combinations	-	(103,315)
Share of profit / (loss)	42,884	(9,157)
Currency translation adjustments	(14,029)	(1,139)
Cash dividends (i)	(13,309)	(40,099)
End of the period / year (ii)	1,152,180	1,123,577

(i)
As of December 31, 2013, the Group cashed dividends from Agro-Uranga S.A., Manibil and BHSA in the amount of Ps. 3.3 million, Ps. 0.8 million and Ps. 9.2 million, respectively. During the year ended on 2013, the Group cash dividends from Agro-Uranga S.A., Manibil S.A. and BHSA in the amount of Ps. 4.8 million, Ps. 4.8 million and Ps. 30.5 million, respectively.

(ii)
Include a balance of Ps. (102,542) and Ps. (39,091) reflecting interests in companies with negative equity as of December 31, 2013 and June 30, 2013, respectively, which is reclassified to “Provisions” (see Note 24).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.	Investment properties

The evolution of the Group’s investment properties for the six-month period ended as of December 31, 2013 and for the year ended as of June 30, 2013 was as follows:

	Shopping Center Properties	Office and other rental properties portfolio	Undeveloped parcels of land	Leases of farmland	Properties under development	Total
Year ended June 30, 2013
Opening net book amount	1,986,542	976,982	418,819	30,398	51,200	3,463,941
Additions	51,295	13,270	1,768	2,532	144,187	213,052
Reclassification of property, plant and equipment	(86)	86	-	10,095	-	10,095
Disposals	(65)	(68,533)	-	(907)	-	(69,505)
Depreciation charge (i)	(147,155)	(48,395)	-	(361)	-	(195,911)
Currency translation adjustments	-	77,769	-	1,241	-	79,010
Acquisition of interest in subsidiaries	-	679,219	-	-	-	679,219
Closing net book amount	1,890,531	1,630,398	420,587	42,998	195,387	4,179,901
As of June 30, 2013
Costs	3,152,971	1,834,756	420,587	43,675	195,387	5,647,376
Accumulated depreciation	(1,262,440)	(204,358)	-	(677)	-	(1,467,475)
Net book amount	1,890,531	1,630,398	420,587	42,998	195,387	4,179,901
Period ended December 31, 2013
Opening net book amount	1,890,531	1,630,398	420,587	42,998	195,387	4,179,901
Additions	13,420	12,375	111	1,483	112,462	139,851
Reclassification of property, plant and equipment	-	-	-	(7,293)	-	(7,293)
Disposals	-	(1,766)	-	(79)	-	(1,845)
Depreciation charge (i)	(70,196)	(30,904)	-	(173)	-	(101,273)
Currency translation adjustments	-	155,048	-	2,257	-	157,305
Closing net book amount	1,833,755	1,765,151	420,698	39,193	307,849	4,366,646
As of December 31, 2013
Costs	3,166,391	1,998,950	420,698	40,015	307,849	5,933,903
Accumulated depreciation	(1,332,636)	(233,799)	-	(822)	-	(1,567,257)
Net book amount	1,833,755	1,765,151	420,698	39,193	307,849	4,366,646

        i) Depreciation charges of investment properties were included in “Group Costs” in the Statement of Income (Note 30).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.	Investment properties (Continued)

The following amounts have been recognized in the statement of income:

	December 31, 2013	December 31, 2012
Rental and service income	1,194,093	955,764
Direct operating expenses	541,927	(447,758)
Gain from disposal of investment properties	7,150	53,678

Properties under development mainly comprise works in Shopping Neuquén S.A. and Arcos del Gourmet S.A.. As of December 31, 2013 and June 30, 2013 works in Shopping Neuquén amount to Ps. 74.9 million and Ps. 43.1 million, respectively. Works in Arcos del Gourmet as of December 31, 2013 and June 30, 2013 amount to Ps. 217.0 million and Ps. 136.3 million, respectively.

As of December 31, 2013 contractual obligations mainly correspond to constructions regarding to both projects. In Shopping Neuquén S.A. contractual obligations amount to Ps. 205 million and the Project is expected to be completed in September, 2014. In Arcos del Gourmet S.A. contractual obligations amount to Ps. 234 million. On December 10, 2013, the Judicial Branch confirmed an injunction order that suspends the opening of the shopping center on the grounds that it does not have certain governmental permits. Even though the construction has all regulatory permits in place, the Company is carrying out specific actions, has challenged the ruling, and has requested that the injunction be lifted and has reasonable expectations of a favorable result.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

11.	Property, plant and equipment

The evolution of the Group’s property, plant and equipment for the six-month period ended as of December 31, 2013 and for the year ended as of June 30, 2013 was as follows:

	Owner occupied farmland	Hotel buildings and facilities	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Total
Year ended June 30, 2013
Opening net book amount	1,557,072	194,758	63,579	6,583	45,524	5,404	1,872,920
Currency translation adjustments	96,674	-	530	1,133	2,446	112	100,895
Additions	109,436	3,872	3,845	1,314	19,912	1,635	140,014
Reclassifications to investment properties	(10,095)	-	-	-	-	-	(10,095)
Reclassifications to intangible assets	-	-	-	-	(336)	-	(336)
Disposals	(176,671)	-	(660)	(636)	(4,728)	(448)	(183,143)
Depreciation charge (i)	(37,708)	(18,282)	(10,055)	(1,216)	(9,857)	(1,683)	(78,801)
Closing net book amount	1,538,708	180,348	57,239	7,178	52,961	5,020	1,841,454
As of June 30, 2013
Costs	1,667,619	394,591	122,305	19,772	160,913	10,832	2,376,032
Accumulated depreciation	(128,911)	(214,243)	(65,066)	(12,594)	(107,952)	(5,812)	(534,578)
Net book amount	1,538,708	180,348	57,239	7,178	52,961	5,020	1,841,454
Period ended December 31, 2013
Opening net book amount	1,538,708	180,348	57,239	7,178	52,961	5,020	1,841,454
Currency translation adjustments	163,131	-	892	426	4,116	123	168,688
Additions	48,232	1,560	2,132	1,123	6,493	697	60,237
Reclassifications to investment properties	7,293	-	-	-	-	-	7,293
Reclassifications to intangible assets	-	-	(30)	-	-	-	(30)
Disposals	(4,878)	(2)	(59)	(16)	(530)	(275)	(5,760)
Depreciation charge (i)	(18,240)	(7,463)	(6,189)	(691)	(6,607)	(867)	(40,057)
Closing net book amount	1,734,246	174,443	53,985	8,020	56,433	4,698	2,031,825
As of December 31, 2013
Costs	1,881,372	394,249	123,318	21,323	170,277	10,846	2,601,385
Accumulated depreciation	(147,126)	(219,806)	(69,333)	(13,303)	(113,844)	(6,148)	(569,560)
Net book amount	1,734,246	174,443	53,985	8,020	56,433	4,698	2,031,825

i) For the six-month period ended as of  December 31, 2013, depreciation charges of property, plant and equipment were included as follows: Ps. 3,061 under the line item “General and administrative expenses”, Ps. 139 under the line item “Selling expenses” and Ps. 36,857 under the line item “Cost” in the Statement of Income. For the fiscal year ended June 30, 2013, depreciation charges of property, plant and equipment were included as follows: Ps. 5,663 under the line item “General and administrative expenses”, Ps. 279 under the line item “Selling expenses” and Ps. 72,859 under the line item “Cost” in the Statement of Income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

12.	Trading properties

The evolution of the Group’s trading property for the six-month period ended as of December 31, 2013 and for the year ended as of June 30, 2013 was as follows:

	Completed properties	Properties under development	Undeveloped sites	Total
As of June 30, 2012	15,665	83,040	82,296	181,001
Additions	19	1,463	-	1,482
Currency translation adjustments	-	17,757	-	17,757
Transfers	-	61,444	(61,444)	-
Disposals	(5,993)	(5)	-	(5,998)
As of June 30, 2013	9,691	163,699	20,852	194,242
Additions	1,400	1,450	-	2,850
Currency translation adjustments	-	11,509	-	11,509
Transfers	7,351	(7,351)	-	-
Disposals	(4,174)	(23)	(15)	(4,212)
As of December 31, 2013	14,268	169,284	20,837	204,389

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

13.	Intangible assets

The evolution of the Group’s intangible assets for the six-month period ended as of December 31, 2013 and for the year ended as of June 30, 2013 was as follows:

	Goodwill	Computer Software	Rights of use	Others	Total
Year ended June 30, 2013
Opening net book amount	25,472	8,696	40,692	217	75,077
Currency translation adjustments	5,857	657	-	-	6,514
Additions	-	2,682	-	9	2,691
Disposals	-	(3)	-	-	(3)
Reclassification of property, plant and equipment	-	336	-	-	336
Acquisition of interest in subsidiary	45,723	-	-	-	45,723
Amortization charge (i) (Note 30)	-	(4,179)	(753)	(94)	(5,026)
Net book amount at year end	77,052	8,189	39,939	132	125,312
As of June 30, 2013
Costs	77,052	31,009	44,455	907	153,423
Accumulated depreciation	-	(22,820)	(4,516)	(775)	(28,111)
Net book amount	77,052	8,189	39,939	132	125,312
Period ended December 31, 2013
Opening net book amount	77,052	8,189	39,939	132	125,312
Currency translation adjustments	11,667	1,188	-	-	12,855
Additions	644	886	-	-	1,530
Reclassification of Property, plant and equipment	-	30	-	-	30
Amortization charge (i) (Note 30)	-	(1,866)	(375)	(40)	(2,281)
Net book amount at period end	89,363	8,427	39,564	92	137,446
As of December 31, 2013
Costs	89,363	33,114	44,455	906	167,838
Accumulated depreciation	-	(24,687)	(4,891)	(814)	(30,392)
Net book amount	89,363	8,427	39,564	92	137,446

(i)	Amortization charges are included in “General and administrative expenses” in the Statement of Income. (Note 30). There was no impairment charges for any of the periods presented.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.	Biological assets

The evolution of the Group’s biological assets for the six-month period ended as of December 31, 2013 and for the year ended as of June 30, 2013 was as follows:

	December 31, 2013	June 30, 2013
Beginning of the period / year	400,692	363,459
Purchases	25,328	8,375
Initial recognition and changes in the fair value of biological assets	400,334	851,289
Harvest	(191,133)	(756,067)
Sales	(55,503)	(73,788)
Consumes	(624)	(1,232)
Currency translation adjustments	28,026	8,656
End of the period / year	607,120	400,692

Biological assets as of December 31, 2013 and June 30, 2013 were as follows:

	Classification	December 31, 2013	June 30, 2013
Non-current
Cattle for dairy production	Production	28,968	27,957
Breeding cattle	Production	178,130	155,058
Sugarcane	Production	101,637	111,063
Other cattle	Production	5,756	6,320
Other biological assets	Production	3,581	2,730
Non-current biological assets		318,072	303,128
Current
Cattle for dairy production	Consumable	42	177
Cattle for sale	Consumable	14,101	40,692
Crops	Consumable	274,291	55,879
Other cattle	Consumable	614	816
Current biological assets		289,048	97,564
Total biological assets		607,120	400,692

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

15.	Inventories

Group’s inventories as of December 31, 2013 and June 30, 2013 were as follows:

	December 31, 2013	June 30, 2013
Crops	34,911	120,697
Materials and inputs	186,526	92,900
Seeds and fodder	41,483	22,397
Hotel supplies	6,918	5,962
Beef	10,324	8,985
Others	-	1,435
Total inventories	280,162	252,376

16.	Financial instruments by category

Determining fair values

IFRS 9 defines the fair value of a financial instrument as the amount for which a financial asset could be exchanged, or a financial liability settled, between knowledgeable, willing parties in an arm’s length transaction. All financial instruments recognized at fair value are allocated to one of the valuation hierarchy levels of IFRS 7. This valuation hierarchy provides for three levels. The initial basis for the allocation is the “economic investment class”. Only if this does not result in an appropriate allocation the Company deviates from such an approach in individual cases. The allocation reflects which of the fair values derive from transactions in the market and where valuation is based on models because market transactions are lacking.

In the case of Level 1, valuation is based on non-adjusted quoted prices in active markets for identical financial assets or liabilities that the Group can refer to at the date of the statement of financial position. A market is deemed active if transactions take place with sufficient frequency and in sufficient quantity for price information to be available on an ongoing basis. Since a quoted price in an active market is the most reliable indicator of fair value, this should always be used if available. The financial instruments the Group has allocated to this level mainly comprise equity investments, mutual funds, government bonds and corporate bonds for which quoted prices in active markets are available. In the case of shares, the Group allocates them to this level when either a stock market price is available or prices are provided by a price quotation on the basis of actual market transactions.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Financial instruments by category (Continued)

In the case of Level 2, fair value is determined by using valuation methods based on inputs directly or indirectly observable in the market. If the financial instrument concerned has a fixed contract period, the inputs for valuation must be observable for the whole of this period. The financial instruments the Group has allocated to this level mainly comprise interest rate swaps and foreign currency future contracts.

In the case of Level 3, the Group uses valuation techniques not based on inputs observable in the market. This is only permissible insofar as no observable market data are available. The inputs used reflect the Group’s assumptions regarding the factors which market players would consider in their pricing. The Group uses the best available information for this, including internal company data. The financial instruments that the Group has allocated to this level mainly comprise shares and warrants of Supertel.

As of December 31, 2013, the Group has determined that Arcos del Gourmet S.A.’s stock option is a Level 3 financial instrument and its fair value at the end of the period is zero.

Since June 30, 2013, there have been no transfers between the several tiers used in estimating the fair value of the Group’s financial instruments, or reclassifications among their respective categories.

The Group’s Finance Division has a team in place in charge of estimating valuation of financial assets required to be reported in the financial statements, including the fair value of Level 3 instruments. The team directly reports to the Chief Financial Officer (CFO).

The CFO and the valuation team discuss the valuation methods and results upon the acquisition of an asset and, if necessary, on a quarterly basis, in line with the Group’s quarterly reports.

According to the Group’s policy, transfers among the several categories of valuation tiers are recognized when occurred, or when there are changes in the prevailing circumstances requiring the transfer.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Financial instruments by category (Continued)

The following tables present the Group’s financial assets and financial liabilities that are measured at fair value as of December 31, 2013 and June 30, 2013 and their allocation to the fair value hierarchy:

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	64,883	-	-	64,883
- Investment in equity securities in Hersha	36,099	-	-	36,099
- Corporate bonds	22,141	-	-	22,141
- Mutual funds	828,450	-	-	828,450
- Shares of Supertel	-	-	57,408	57,408
- Shares	293	-	-	293
- Don Mario S.G.R.	12,777	-	-	12,777
- Government bonds	673,247	-	-	673,247
Derivative financial instruments:
- Commodity derivatives	6,050	-	-	6,050
- Foreign-currency contracts	-	24,794	-	24,794
- Swaps	-	11,422	-	11,422
Cash and cash equivalents	111,217	-	-	111,217
Total assets	1,755,157	36,216	57,408	1,848,781
Liabilities
Derivative financial instruments:
- Foreign-currency contracts	-	6,768	-	6,768
- Commodity derivatives	71	-	-	71
Total liabilities	71	6,768	-	6,839

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Financial instruments by category (Continued)

	June 30, 2013
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Investment in equity securities in TGLT	56,859	-	-	56,859
- Investment in equity securities in Hersha	30,163	-	-	30,163
- Corporate bonds	26,738	-	-	26,738
- Shares	323	-	-	323
- Mutual funds	211,665	-	-	211,665
- Shares of Supertel	-	-	139,120	139,120
- Non-convertible notes	5,136	-	-	5,136
- Don Mario S.G.R.	11,691	-	-	11,691
- Government bonds	157,632	-	-	157,632
Derivative financial instruments:
- Commodity derivatives	35,706	-	-	35,706
- Foreign-currency contracts	-	10,007	-	10,007
- Swaps	-	4,259	-	4,259
- Warrants of Supertel	-	-	16,949	16,949
Cash and cash equivalents	129,880	-	-	129,880
Total assets	665,793	14,266	156,069	836,128
Liabilities
Derivative financial instruments:
- Foreign-currency contracts	-	11,461	-	11,461
- Commodity derivatives	3	-	-	3
Total liabilities	3	11,461	-	11,464

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Financial instruments by category (Continued)

The following table presents the changes in Level 3 instruments for the years ended December 31, 2013:

	Call option for the shares of Arcos	Warrants of Supertel	Shares of Supertel	Total
Balance as of June 30, 2013	-	16,949	139,120	156,069
Acquisition	-	-	-	-
Total losses for the period (i)	-	(16,949)	(81,712)	(98,661)
Balance at December 31, 2013	-	-	57,408	57,408

(i)	The gain / (loss) is not realized as of December 31, 2013 and is accounted for under “Other financial results” in the Statement of Income (Note 33)

Upon initial recognition (January, 2012), the consideration paid for the Shares and Warrants was assigned to both instruments based on the relative fair values of those instruments upon acquisition. The fair value of these instruments exceeded the transaction price and were determined using a valuation technique that uses inputs not observable in the market. As a result of the use of this technique, the Group has not recognized a gain at the time of initial recognition in the amount of US$ 7.9 million.

On December 31, 2013, the fair value of warrants of Supertel as determined pursuant to the indicated method was lower than the gain not recognized upon initial recording; therefore, warrants are valued at zero.

According to Group estimates, all factors being constant, a 10% decline in the price of the underlying assets of Level 3 shares and warrants of Supertel (data observed in the market) as of December 31, 2013, would reduce pre-tax income by Ps. 3.7 million.

According to Group estimates, all factors being constant, a 10% increase in the credit spread (data which is not observable in the market) of shares and warrants of Supertel used in the valuation model applied to Level 3 financial instruments as of December 31, 2013, would reduce pre-tax income by Ps. 5.5 million. The rate used as of December 31, 2013 was 14.08%.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Financial instruments by category (Continued)

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from the following table:

Description	Pricing model	Pricing method	Parameters
Foreign-currency contracts	Present value method	Theoretical price	Money market curve; Interest curve Foreign exchange curve.
Swaps	Discounted cash flows	-	Interest rate futures and flows of funds
Shares of Supertel	Binomial tree	Theoretical price	Underlying asset (market price) and (historic) stock volatility and market interest rate (Libor curve)
Warrants of Supertel	Black-Scholes	Theoretical price	Price of underlying asset (market price) and (historic) stock volatility and market interest rate (Libor curve)
Call option of Arcos del Gourmet S.A.	Discounted cash flows	-	Projected income and discount rate

17.	Restricted assets

The following table presents the restricted assets as of December 31, 2013 and June 30, 2013:

	December 31, 2013	June 30, 2013
Non-current
Escrow deposits	13,333	10,881
Mutual funds	48,151	43,750
Total Non-Current	61,484	54,631
Current
Escrow deposits	923	1,022
Total Current	923	1,022
Total restricted assets	62,407	55,653

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.	Trade and other receivables

The table below shows trade and other receivables of the Group as of December 31, 2013 and June 30, 2013:

	December 31, 2013	June 30, 2013
Non-current
Leases and services receivable	62,039	58,783
Consumer financing receivables	-	214
Receivables from sale of agriculture products	1,144	-
Property sales receivable (i)	100,324	88,387
Less: Allowance for doubtful accounts	(2,208)	(2,266)
Non-current trade receivables	161,299	145,118
Trade receivables from disposal of joint ventures	2,592	2,147
Prepayments	9,401	5,210
VAT receivables	19,548	28,944
Other tax receivables	69,454	62,759
Loans	1,230	-
Guarantee deposits	14,833	-
Others	5,453	4,499
Non-current other receivables	122,511	103,559
Related parties (Note 35)	62,804	42,753
Non-current trade and other receivables	346,614	291,430
Current
Consumer financing receivables	15,047	15,735
Leases and services receivable	311,683	418,022
Receivables from sale of agriculture products and farmlands leases	134,002	407,127
Receivables from hotel operations	34,171	26,201
Deferred checks received	174,882	164,808
Debtors under legal proceedings	55,000	51,610
Property sales receivable (i)	86,438	91,142
Less: allowance for doubtful accounts	(87,075)	(84,418)
Trade receivables	724,148	1,090,227
Trade receivables from disposal of joint ventures	15,639	20,555
Prepayments	77,613	78,603
VAT receivables	46,074	39,342
Gross sales tax credit	6,417	2,420
Other tax receivables	46,180	37,353
Loans	11,094	8,982
Expenses and services to recover	5,873	3,757
Suppliers advances	125,100	54,961
Guarantee deposits	45,592	10
Dividends receivable	3,427	2,828
Others	36,534	29,906
Less: allowance for doubtful accounts	(198)	(218)
Current other receivables	419,345	278,499
Related parties (Note 35)	65,287	77,365
Current trade and other receivables	1,208,780	1,446,091
Total trade and other receivables	1,555,394	1,737,521

(i) Property sales receivables primarily comprise trading properties, investment properties and farmlands.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.	Trade and other receivables (Continued)

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature.

The evolution of the Group’s provision for impairment of trade receivables were as follows:

	December 31, 2013	June 30, 2013
Beginning of period / year	86,902	72,480
Charge for the period	10,700	32,229
Unused amounts reversed	(6,406)	(16,142)
Used during the period/year	(2,479)	(1,610)
Receivables written off	-	(235)
Currency translation adjustments	764	180
End of period / year	89,481	86,902

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statement of income (Note 30). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

19.	Investment in financial assets

Group’s investment in financial assets as of December 31, 2013 and June 30, 2013 were as follows:

	December 31, 2013	June 30, 2013
Non-current
Financial assets at fair value through profit or loss
Investment in equity securities in TGLT	64,883	56,859
Investment in equity securities in Hersha	36,099	30,163
Mutual Funds (Note 35) (i)	698,264	17,249
Shares of Supertel	57,408	139,120
Don Mario S.G.R.	10,000	10,060
Shares	293	291
Total Investment in Financial Assets Non-current	866,947	253,742
Current
Financial assets at fair value through profit or loss
Mutual funds (Note 35)	130,186	194,416
Don Mario S.G.R.	2,777	1,631
Non-convertible notes related parties	-	5,136
Corporate bonds	22,141	26,738
Government bonds	673,247	157,632
Others	-	32
Total Investment in Financial Assets current	828,351	385,585
Total Investment in Financial Assets	1,695,298	639,327

(i)	During the quarter the Group has subscribed, through subsidiaries Tyrus and Ritelco, shares from Dolphin for the amount of US$ 75 million. See Note 41.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

20.	Derivative financial instruments

Group’s derivative financial instruments as of December 31, 2013 and June 30, 2013 were as follows:

	December 31, 2013	June 30, 2013
Assets
Non-current
Swaps	8,367	4,259
Foreign-currency contracts	-	4,169
Supertel warrants	-	16,949
Total non-current	8,367	25,377
Current
Commodities	6,050	35,706
Foreign-currency contracts (Note 35)	24,794	5,838
Swaps	3,055	-
Total current	33,899	41,544
Total assets	42,266	66,921

Liabilities
Non-current
Foreign-currency contracts	-	2,773
Total non-current	-	2,773
Current
Commodities	71	3
Foreign-currency contracts	6,768	8,688
Total current	6,839	8,691
Total liabilities	6,839	11,464

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.	Cash flow information

The following table shows the amounts of cash and cash equivalents as of December 31, 2013 and June 30, 2013:

	December 31, 2013	June 30, 2013
Cash at bank and on hand	332,906	769,485
Short-term bank deposits	67,943	148,221
Mutual funds	111,217	129,880
Total cash and cash equivalents	512,066	1,047,586

Following is a detailed description of cash flows generated by the Group’s operations for the six-month period ended as of December 31, 2013 and 2012.

	Note	December 31, 2013	December 31, 2012
(Loss) Gain for the period		(354,769)	176,718
Adjustments for:
Income tax expense		(170,104)	33,535
Depreciation and amortization		143,611	138,375
Gain from disposal of investment properties		(7,150)	(53,678)
Loss from disposal of farmlands		-	(53,988)
Loss (Gain) on the revaluation of receivables arising from the sale of farmland		522	(3,855)
Loss (Gain) from disposal of property, plant and equipment		468	(231)
Release of investment property and property, plant and equipment		633	2,040
Dividends income		(6,510)	(14,017)
Share-based payments		16,625	5,350
Unrealized Gain (Loss) from derivative financial instruments		(20,648)	17,287
Changes in fair value of financial assets		(81,857)	(48,583)
Interest expense, net		256,891	199,172
Unrealized initial recognition and changes in the fair value of biological assets and agricultural produce		(305,334)	(421,320)
Changes in net realizable value of agricultural produce after harvest		9,217	(6,811)
Provisions and allowances		53,889	66,369
Share of loss of associates and joint ventures		(47,769)	(12,546)
Unrealized foreign exchange loss, net		756,381	196,685
Result from purchase of joint venture		12	(137,062)
Result from repurchase of Non-convertible Notes		35,157	(43)
Changes in operating assets and liabilities:
(Increase) Decrease in biological assets		119,894	327,244
Decrease (Increase) in inventories		199,018	(2,230)
Decrease (Increase) in trading properties		1,362	(1,633)
Decrease (Increase) in trade and other receivables		151,455	(8,121)
Decrease (Increase) in derivative financial instruments		488	(49,605)
(Decrease) Increase in trade and other payables		(127,285)	188,593
Decrease in payroll and social security liabilities		(14,531)	(25,342)
Decrease in provisions		(5,034)	(90)
Net cash generated from operating activities before income tax paid		604,632	512,213

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.	Cash flow information (Continued)

The following table shows a detail of non-cash transactions occurred in the six-month periods ended December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012
Reimbursement of expired dividends	1,278	1,001
Dividends payable	(139,780)	(118,638)
Dividends not collected	(824)	-
Increase in trading properties through a decrease in property, plant and equipment and investment property	-	4,727
Increase in trade and other receivables through a decrease in property, plant and equipment	-	183
Increase in trading properties through a decrease in property, plant and equipment	-	4,669
Increase in investments in financial assets through an increase in borrowings	-	18,767

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.	Trade and other payables

Group’s trade and other payables as of December 31, 2013 and June 30, 2013 were as follows:

	December 31, 2013	June 30, 2013
Non-current
Trade payables	940	-
Admission rights	114,666	112,654
Sales, rent and services payments received in advance	57,329	53,300
Guarantee deposits	19,206	17,352
Non-current trade payables	192,141	183,306
VAT payables	206	-
Other tax payables	16,731	14,136
Deferred income	8,505	8,660
Shareholders´ personal tax payable	1,323	1,476
Tax amnesty plan for payable taxes	14,663	15,641
Others	4,867	5,028
Non-current other payables	46,295	44,941
Related parties (Note 35)	248	20
Non-current trade and other payables	238,684	228,267
Current
Trade payables	307,197	212,797
Accrued invoices	166,152	141,657
Admission rights	105,459	98,656
Sales, rent and services payments received in advance	192,949	199,909
Guarantee deposits	10,524	13,477
Current trade payables	782,281	666,496
Withholdings tax	10,072	9,800
VAT payables	22,719	26,739
Gross sales tax payable	763	1,836
Other tax payables	39,712	41,996
Deferred revenue	6,016	1,246
Dividends payable	157,876	11,445
Tax amnesty plan for payable taxes	308	310
Shareholders´ personal tax payable	8,653	3,220
Others	12,395	6,930
Current other payables	258,514	103,522
Related parties (Note 35)	73,096	129,524
Current trade and other payables	1,113,891	899,542
Total trade and other payables	1,352,575	1,127,809

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.	Trade and other payables (Continued)

The fair values of current trade and other payables approximate their respective carrying amounts due to their short-term nature.

23.	Payroll and social security liabilities

Group’s Salaries and social security liabilities as of December 31, 2013 and June 30, 2013 were as follows:

	December 31, 2013	June 30, 2013
Non-current
Others	5,511	3,984
Non-current payroll and social security liabilities	5,511	3,984
Current
Provision for vacation and bonuses	64,011	89,238
Social security payable	25,825	28,967
Salaries payable	2,954	1,776
Others	1,487	854
Current payroll and social security liabilities	94,277	120,835
Total payroll and social security liabilities	99,788	124,819

24.	Provisions

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor and legal claims	Tax and social security claims	Investments in associates and joint ventures (i)	Total
As of June 30, 2013	47,054	1,691	39,091	87,836
Additions	14,671	296	49,249	64,216
Used during period	(14,211)	(433)	-	(14,644)
Currency translation adjustments	1,783	-	14,226	16,009
As of December 31, 2013	49,297	1,554	102,566	153,417

(i)	Corresponds to equity interests in associates and joint ventures with negative equity.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

24.	Provisions (Continued)

The analysis of total provisions is as follows:

	December 31, 2013	June 30, 2013
Non-current	137,797	71,626
Current	15,620	16,210
	153,417	87,836

25.	Borrowings

Group’s borrowings as of December 31, 2013 and June 30, 2013 were as follows:

						Book value
	Secured/ unsecured	Currency	Fixed/ Floating	Effective interest rate %	Nominal value (in millions)	December 31, 2013	June 30, 2013
Non-current
CRESUD NCN Class VIII due 2014	Unsecured	US$	Fixed	7.50%	60	-	322,925
CRESUD NCN Class XI due 2015	Unsecured	Ps.	Floating	Badlar + 375 bps	80.5	12,748	39,415
CRESUD NCN Class XII due 2014	Unsecured	Ps.	Floating	Badlar + 410 bps	102	-	67,819
CRESUD NCN Class XIII due 2015	Unsecured	US$	Fixed	1.90%	79	517,087	425,658
CRESUD NCN Class XIV due 2018	Unsecured	US$	Fixed	1.50%	32	207,520	171,084
CRESUD NCN Class XV due 2015	Unsecured	Ps.	Floating	23.67%	176	175,620	-
CRESUD NCN Class XVI due 2018	Unsecured	US$	Fixed	1.50%	109	718,375	-
IRSA NCN Class I due 2017	Unsecured	US$	Fixed	8.50%	150	918,903	784,855
IRSA NCN Class II due 2020	Unsecured	US$	Fixed	11.50%	150	922,641	781,338
APSA NCN Class I due 2017	Unsecured	US$	Fixed	7.87%	120	678,387	568,362
Syndicated loan (I)	Unsecured	Ps.	Fixed	15.01%	229	125,539	175,604
Banco M&T loan	Secured	US$	Floating	Libor + 3.25%	75	484,415	399,691
Long term loans	Unsecured	US$	Floating	Libor + 300 bps o 6% (the higher)	15	94,200	77,780
Long term loans	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	19,792	19,784
Long term loans	Unsecured	Ps.	Fixed	15.01%	24	10,182	13,543
Long term loans	Secured	Rs.	Floating	TJLP + 1.95 to 3.10 and 5.5 to 10	20.5	10,166	17,162
Long term loans	Secured	Rs.	Fixed	7.23%	98.7	109,748	121,289
Seller financing	Secured	US$	Fixed	3.50 % and 5%	17.9	95,592	78,371
Finance leases	Secured	US$	Fixed	10.75% and 7.5%	0.3	1,406	1,590
Other long term loans		Ps.	Fixed		-	18,734	19,163
Other long term loans		Bol.	Floating		-	7,668	6,136
Related parties (Note 35)						119,457	98,327
Non-current borrowings						5,248,180	4,189,896

(i)     Include Ps. 32,780 and Ps. 35,557 with Banco Hipotecario as of December 31 and June 30, 2013, respectively. See Note 35.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.	Borrowings (Continued)

						Book value
	Secured/ unsecured	Currency	Fixed/ Floating	Effective interest rate %	Nominal value (in millions)	December 31, 2013	June 30, 2013
Current
CRESUD NCN Class VIII due 2014	Unsecured	US$	Fixed	7.5%	60	399,362	6,074
CRESUD NCN Class IX due 2014	Unsecured	Ps.	Floating	Badlar + 300 bps	161	-	101,316
CRESUD NCN Class X due 2014	Unsecured	US$	Fixed	7.75%	31.5	134,162	165,810
CRESUD NCN Class X – 2nd tranche due 2014	Unsecured	US$	Fixed	7.75%	30	131,323	163,477
CRESUD NCN Class XI due 2015	Unsecured	Ps.	Floating	Badlar + 375 bps	80.5	46,567	19,652
CRESUD NCN Class XII due 2014	Unsecured	Ps.	Floating	Badlar + 410 bps	102	103,762	35,083
CRESUD NCN Class XIII due 2015	Unsecured	US$	Fixed	1.90%	79	(1,809)	(1,954)
CRESUD NCN Class XIV due 2018	Unsecured	US$	Fixed	1.50%	32	(19)	(74)
CRESUD NCN Class XV due 2015	Unsecured	Ps.	Floating	23.67%	176	4,030	-
CRESUD NCN Class XVI due 2018	Unsecured	US$	Fixed	1.50%	109	3,096	-
IRSA NCN Class I due 2017	Unsecured	US$	Fixed	8.50	150	30,939	26,675
IRSA NCN Class II due 2020	Unsecured	US$	Fixed	11.50	150	47,821	40,604
IRSA NCN Class III due 2013	Unsecured	Ps.	Floating	Badlar + 249 bps	153	-	52,240
IRSA NCN Class IV due 2014	Unsecured	US$	Fixed	7.45%	33.8	55,663	137,750
APSA NCN due 2014 (Note 35)	Unsecured	US$	Fixed	10.00%	50	-	-
APSA NCN Class I due 2017	Unsecured	US$	Fixed	7.88%	120	4,424	5,499
Bank overdrafts	Unsecured	Ps.	Fixed	33.1% and 18%	-	515,525	444,527
Short term loans	Unsecured	US$	Floating	Libor + 300 bps o 6% (the higher)	15	7,641	6,266
Short term loans	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	1,006	893
Short term loans	Unsecured	Rs.	Floating	TJLP + 1.95 to 3.10	84.1	112,531	-
Short term loans	Unsecured	Rs.	Fixed	7.23%	19.1	-	19,081
Short term loans	Unsecured	Ps.	Fixed	15.01%	24	6,894	6,895
Short term loans	Secured	Rs.	Fixed	7.23%	11.9	34,662	-
Short term loans	Secured	Rs.	Floating	9.54 TJLP + 1.95 to 3.10	-	-	84,933
Short term loans	Secured	Rs.	Floating	5.5 to 10 TJLP + 1.95 to 3.10	5.5	5,983	5,263
Syndicated loans (i)	Unsecured	Ps.	Fixed	15.01%	229	89,135	51,005
Seller financing	Secured	US$	Fixed	3.5%	16.4	19,369	12,809
Seller financing	Unsecured	Rs.	Floating	IGPM/CDI	102	128,322	106,165
Other seller - financed debt					9.9	-	16,348
Finance lease obligations	Secured	US$	Fixed	10.75% y7.5%	0.3	1,752	1,460
Other short term loans		Ps.	Fixed			13,602	9,625
Other short term loans		Bol.	Floating			12,464	9,968
Related parties						62	-
Current borrowings						1,908,269	1,527,390
Total borrowings						7,156,449	5,717,286

(i)     Include Ps. 17,221 and Ps. 9,738 with Banco Hipotecario as of December 31 and June 30, 2013, respectively. See Note 35.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.	Borrowings (Continued)

Notes issued by Cresud

Class XV and XVI NCN

On November 18, 2013, the Eighth Series of simple corporate notes was issued in the equivalent amount of Ps. 828 million, in two classes.

Class XV Non-Convertible Notes, for a face value of 176.37 million and falling due 24 months after the issuance date, will accrue interest at a variable rate (Badlar plus 399 basis points). Interest will be payable quarterly in arrears whereas the principal will be amortized in three consecutive payments on the 18, 21 and 24 months following the issue date.

Class XVI Non-Convertible Notes, for a face value of US$ 109.11 million (equivalent to Ps. 651.20 million) and falling due 60 months after the issuance date, will accrue interest at fixed annual rate of 1.50%. Interest will be payable quarterly in arrears whereas the principal will be amortized in two consecutive payments on the 54 and 60 months following the issue date.

26.	Taxation

The details of the provision for the Group’s income tax are as follows:

	December 31, 2013	December 31, 2012
Current income tax	(145,883)	(119,249)
Deferred income tax	318,641	85,714
Minimum Presumed Income Tax	(2,654)	-
Income tax expense	170,104	(33,535)

The gross movement on the deferred income tax account was as follows:

	December 31, 2013	June 30, 2013
Beginning of the period / year	(351,035)	(549,337)
Currency translation adjustments	4,347	5,965
Additions for business combinations	-	(26,103)
Charged / Credited to the statement of income	318,641	218,440
End of the period / year	(28,047)	(351,035)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.	Taxation (Continued)

The Group did not recognize deferred income tax assets of Ps. 34.1 million and Ps. 70.1 million as of December 31, 2013 and June 30, 2013, respectively. Although management believes that it will become profitable in the foreseeable future, as a result of the history of recent losses incurred during the development phase of the different Group’s business operations and the lack of verifiable and objective evidence due to the limited operating history of the Group itself, the Board of Directors has determined that there is sufficient uncertainty as to the generation of sufficient income to utilize the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

The tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	December 31, 2013	December 31, 2012
Tax calculated at the tax rates applicable to profits in the respective countries	(166,397)	67,755
Permanent differences:
Share of loss of associates and joint ventures	(8,006)	1,729
Unrecognized tax losses	385	(18,904)
Non-taxable income	2,301	(14,431)
Difference between the tax return and provision	(6,081)	(6,332)
Others	7,694	3,718
Income tax expense	(170,104)	33,535

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

27.	Shareholders' Equity

Special Reserve

Pursuant to CNV General Ruling No. 609/12, the Company set up a special reserve, to reflect the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings.

Dividends

Cash dividends in respect of the year ended as of June 30, 2013 amounted to Ps.120 million have been approved at the annual general ordinary and extraordinary shareholders’ meeting on October 31, 2013.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

28.	Revenues

	December 31, 2013				December 31, 2012
	Urban properties and investments	Agriculture	Feed lot / slaughtering house	Total	Urban properties and investments	Agriculture	Feed lot / slaughtering house	Total
Trading properties	23,140	-	-	23,140	16,559	-	-	16,559
Crops	-	317,288	-	317,288	-	242,977	-	242,977
Cattle	-	46,083	-	46,083	-	34,121	-	34,121
Milk	-	24,482	-	24,482	-	18,048	-	18,048
Sugarcane	-	76,175	-	76,175	-	110,028	-	110,028
Beef	-	-	229,757	229,757	-	-	64,594	64,594
Supplies	-	38,219	-	38,219	-	25,458	-	25,458
Agriculture products and services income	23,140	502,247	229,757	755,144	16,559	430,632	64,594	511,785
Base rent	499,306	4,182	-	503,488	385,444	10,832	-	396,276
Contingent rent	178,997	-	-	178,997	143,077	-	-	143,077
Admission rights	60,046	-	-	60,046	51,433	-	-	51,433
Parking fees	40,032	-	-	40,032	30,792	-	-	30,792
Commissions	16,825	-	-	16,825	13,053	-	-	13,053
Property management fee	13,035	-	-	13,035	16,317	-	-	16,317
Expenses and Collective Promotion Funds	365,784	-	-	365,784	293,683	-	-	293,683
Flattening of tiered lease payments	13,581	-	-	13,581	9,344	-	-	9,344
Agricultural services	-	2,859	-	2,859	-	1,240	1,545	2,785
Advertising and brokerage fees	-	19,441	-	19,441	-	13,868	-	13,868
Others	2,305	1,416	-	3,721	1,789	-	-	1,789
Leases and service income	1,189,911	27,898	-	1,217,809	944,932	25,940	1,545	972,417
Other revenues:
Consumer financing	334	-	-	334	1,318	-	-	1,318
Hotel operations	160,575	-	-	160,575	116,807	-	-	116,807
Others	-	-	-	-	-	2,843	16	2,859
Other revenues	160,909	-	-	160,909	118,125	2,843	16	120,984
Total Group revenue	1,373,960	530,145	229,757	2,133,862	1,079,616	459,415	66,155	1,605,186

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

29.	Costs

	December 31, 2013				December 31, 2012
	Urban properties and investments	Agriculture	Feed lot/ slaughtering house	Total	Urban properties and investments	Agriculture	Feed lot / slaughtering house	Total
Cost of leases and services	-	4,268	-	4,268	-	1,602	-	1,602
Other operative costs	-	2,917	-	2,917	-	3,068	-	3,068
Cost of property operations	-	7,185	-	7,185	-	4,670	-	4,670
Crops	-	578,975	-	578,975	-	461,331	-	461,331
Cattle	-	95,520	-	95,520	-	63,239	-	63,239
Milk	-	47,082	-	47,082	-	35,416	-	35,416
Sugarcane	-	142,059	-	142,059	-	214,645	-	214,645
Supplies	-	29,882	-	29,882	-	21,994	-	21,994
Beef	-	-	184,983	184,983	-	-	64,905	64,905
Other agriculture products	-	5,179	-	5,179	-	-	-	-
Agriculture services	-	1,701	6,142	7,843	-	1,394	2,079	3,473
Brokerage fees	-	16,391	-	16,391	-	12,806	-	12,806
Cost of agricultural sales and services	-	916,789	191,125	1,107,914	-	810,825	66,984	877,809
Cost of sale of trading properties	8,111	-	-	8,111	7,477	-	-	7,477
Cost from hotel operations	105,437	-	-	105,437	84,553	-	-	84,553
Cost of leases and services	532,928	-	-	532,928	447,137	-	-	447,137
Other costs	171	-	-	171	477	-	-	477
Other costs	646,647	-	-	646,647	539,644	-	-	539,644
Total Group costs	646,647	923,974	191,125	1,761,746	539,644	815,495	66,984	1,422,123

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Expenses by nature

For the six-month period ended as of December 31, 2013:

	Group costs
	Cost of property operations	Cost of agricultural sales and services	Cost of agriculture production	Cost of sale of trading properties	Cost from Consumer Financing	Cost from hotel operations	Other operative costs	General and administrative expenses	Selling expenses	Total
Leases, services charges and vacant property costs	6,578	8,999	637	694	-	279	66	6,169	608	24,030
Depreciation and amortization	109,797	17,974	3,482	242	-	5,511	1,124	5,342	139	143,611
Allowance for doubtful accounts	-	-	-	-	-	-	-	-	4,294	4,294
Advertising, publicity and other selling expenses	94,259	-	-	10	-	-	-	-	10,904	105,173
Taxes, rates and contributions	38,800	910	2,792	1,314	-	243	15	5,889	61,064	111,027
Maintenance and repairs	118,540	7,234	8,315	1,761	-	12,358	53	11,162	459	159,882
Fees and payments for services	14,144	35,872	1,963	28	169	1,006	34	26,449	8,045	87,710
Director´s fees	-	-	-	-	-	-	-	73,295	-	73,295
Payroll and social security expenses	143,855	36,781	21,768	77	-	59,407	1,750	89,937	14,864	368,439
Cost of sale of properties	-	-	-	3,970	-	6,374	-	-	-	10,344
Food, beverage and lodging expenses	-	-	-	-	-	17,962	-	3,211	1,633	22,806
Changes in biological assets and agricultural produce	-	540,427	-	-	-	-	-	-	245	540,672
Supplies and labor	-	8,404	401,781	-	-	-	-	-	221	410,406
Freights	30	652	6,180	-	-	-	6	18	34,572	41,458
Commissions and expenses	-	1,832	69	1	-	2,078	-	5,736	6,533	16,249
Conditioning and clearance	-	-	4	-	-	-	-	-	9,835	9,839
Others	6,925	3,678	2,428	14	2	219	(131)	8,906	2,275	24,316
Total expenses by nature	532,928	662,763	449,419	8,111	171	105,437	2,917	236,114	155,691	2,153,551

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Expenses by nature (Continued)

For the six-month period ended as of December 31, 2012:

	Group costs
	Cost of property operations	Cost of agricultural sales and services	Cost of agriculture production	Cost of sale of trading properties	Cost from Consumer Financing	Cost from hotel operations	Other operative costs	General and administrative expenses	Selling expenses	Total
Leases, services charges and vacant property costs	16,337	621	508	919	-	134	59	2,105	510	21,193
Depreciation and amortization	97,548	26,734	2,401	316	-	7,471	1,146	5,735	131	141,482
Allowance for doubtful accounts	-	-	-	-	-	-	-	-	4,410	4,410
Advertising, publicity and other selling expenses	71,813	-	-	-	-	-	2	-	7,935	79,750
Taxes, rates and contributions	29,543	2,134	2,928	605	-	-	14	3,571	36,144	74,939
Maintenance and repairs	103,237	2,751	6,096	1,189	29	10,909	168	7,049	438	131,866
Fees and payments for services	11,305	52	1,462	86	441	779	38	28,662	2,072	44,897
Director´s fees	171	-	-	-	-	-	-	54,884	-	55,055
Payroll and social security expenses	112,337	27,394	16,229	284	3	46,365	1,397	62,836	10,559	277,404
Cost of sale of properties	-	-	-	4,055	-	-	-	-	-	4,055
Food, beverage and lodging expenses	-	-	-	-	-	16,046	-	1,443	391	17,880
Changes in biological assets and agricultural produce	-	346,697	-	-	-	-	-	-	-	346,697
Supplies and labor	-	71,612	362,024	-	-	-	-	-	-	433,636
Freights	210	169	4,358	3	-	69	16	187	35,331	40,343
Commissions and expenses	-	1,029	277	-	-	2,452	-	2,109	9,564	15,431
Conditioning and clearance	-	-	-	-	-	-	-	-	7,631	7,631
Others	4,636	1,604	2,332	20	4	328	227	12,887	8,563	30,601
Total expenses by nature	447,137	480,797	398,615	7,477	477	84,553	3,067	181,468	123,679	1,727,270

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

31.	Employee costs

	December 31, 2013	December 31, 2012
Salaries, bonuses and social security costs	351,035	271,780
Share-based payments	16,625	5,350
Pension costs – defined contribution plan	779	274
	368,439	277,404

32.	Other operating results

	December 31, 2013	December 31, 2012
Gain from purchase of subsidiaries	-	137,062
Gain from commodity derivative financial instruments	3,871	788
Gain (loss) from disposal of other property items	(468)	231
Recovery of provisions	-	3,294
Tax on personal assets	(8,015)	(9,281)
Management fee	50	1,010
Contingencies	(3,272)	(16,244)
Donations	(7,682)	(4,209)
Project Analysis and Assessment	(2,479)	(4,940)
Unrecoverable VAT	(262)	(160)
Others	763	(2,449)
Total other operating results, net	(17,494)	105,102

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.	Financial results, net

	December 31, 2013	December 31, 2012
Finance income:
- Interest income	53,342	18,012
- Foreign exchange gains	57,697	57,870
- Dividends income	6,510	14,017
- Gain from repurchase of Non-convertible Notes	-	43
- Others	92	98
Finance income	117,641	90,040

Finance costs:
- Interest expense	(310,233)	(217,184)
- Foreign exchange losses	(826,952)	(251,236)
- Loss from repurchase of Non-convertible Notes	(35,157)	-
- Embedded derivatives on borrowings	-	(6)
- Other financial costs	(41,457)	(42,292)
Finance cost	(1,213,799)	(510,718)
Less Finance costs capitalized	14,657	2,721
Total financial costs	(1,199,142)	(507,997)
Other finance results:
- Fair value gains of financial assets at fair value through profit or loss	93,850	55,906
- Gain (Loss) from derivative financial instruments (except commodities)	25,270	(1,021)
- Gain on the revaluation of receivables arising from the sale of farmland	4,481	3,855
Total other financial income	123,601	58,740
Total financial results, net	(957,900)	(359,217)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

34.	Share-based payments

Established by the Company and subsidiaries

Equity Incentive Plan

The Group incurred in a charge of Ps. 15 million and Ps. 4 million for the six-month period ended December 31, 2013 and 2012, respectively, related to the awards granted under the Equity Incentive Plan.

Movements in the number of equity-settled options outstanding under the Equity Incentive Plan were as follows:

	December 31, 2013	June 30, 2013
At the beginning	3,232,474	1,671,666
Granted	2,287,120	1,566,060
Canceled	(66,082)	(5,252)
At the end	5,453,512	3,232,474

Established only by subsidiary undertakings

Brasilagro Stock Option Plan

For the six-month period ended December 31, 2013 and 2012, the Group incurred in a charge of Ps. 0.9 million and Ps. 0.5 million, respectively, related to the awards granted under the Brasilagro Stock Option Plan.

Movements in the number of equity-settled options outstanding under the Brasilagro Stock Option Plan were as follows:

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

34.	Share-based payments (Continued)

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under the Brasilagro Stock Option Plan are as follows:

December 31, 2013
	First tranche			Second tranche			Third tranche
	Exercise price		Options	Exercise price		Options	Exercise price		Options
At the beginning	$R	8.97	370,007	$R	8.25	315,479	$R	8.52	315,479
Granted		-	-			-			-
Forfeited		-	-			-			-
Exercised		-	-			-			-
Expired		-	-			-			-
At the end	$R	8.97	370,007	$R	8.25	315,479	$R	8.52	315,479

June 30, 2013
	First tranche			Second tranche			Third tranche
	Exercise price		Options	Exercise price		Options	Exercise price		Options
At the beginning	$R	8.97	370,007	$R	8.25	315,479	$R	8.52	315,479
Granted		-	-			-			-
Forfeited		-	-			-			-
Exercised		-	-			-			-
Expired		-	-			-			-
At the end	$R	8.97	370,007	$R	8.25	315,479	$R	8.52	315,479

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.	Related party transactions

See description of the main transactions conducted with related parties in Note 39 to the Consolidated Financial Statements as of June 30, 2013 and 2012.

The following is a summary of the balances with related parties as of December 31, 2013:

Related party	Description of transaction	Investments in Financial Assets Non-current	Investments in Financial Assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current	Derivative financial instruments
Associates
Tarshop S.A.	Reimbursement of expenses	-	-	-	697	-	-	-	-	-
	Leases and/or rights to use	-	-	-	-	(228)	(401)	-	-	-
New Lipstick LLC	Reimbursement of expenses	-	-	-	1,841	-	-	-	-	-
Lipstick Management LLC	Reimbursement of expenses	-	-	-	613	-	-	-	-	-
Agro-Uranga S.A	Dividends receivable	-	-	-	863	-	-	-	-	-
	Purchase – Sale of goods and/or services	-	-	-	23	-	(230)	-	-	-
Agro Managers S.A.	Reimbursement of expenses	-	-	-	153	-	-	-	-	-
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	1,673	-	(1,451)	-	-	-
	Borrowings	-	-	-	-	-	-	(32,780)	(17,221)	-
	Derivatives	-	-	-	-	-	-	-	-	22,150
	Leases and/or rights of use	-	-	-	141	-	-	-	-	-
Banco de Crédito y Securitización	Reimbursement of expenses	-	-	-	35	-	-	-	-	-
	Leases and/or rights of use	-	-	-	235	-	-	-	-	-
Total Associates		-	-	-	6,274	(228)	(2,082)	(32,780)	(17,221)	22,150

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.	Related party transactions (Continued)

Related party	Description of transaction	Investments in Financial Assets Non-current	Investments in Financial Assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current	Derivative financial instruments
Joint Ventures
Cresca S.A.	Management fee	-	-	-	2,097	-	-	-	-	-
	Reimbursement of expenses	-	-	-	97	-	(190)	-	-	-
	Loans granted	-	-	51,364	-	-	-	-	-	-
	Financial operations	-	-	10,364	-	-	-	-	-	-
Puerto Retiro S.A.	Contributions to be paid in	-	-	-	101	-	-	-	-	-
	Reimbursement of expenses	-	-	-	196	-	-	-	-	-
	Financial operations	-	-	-	4,372	-	-	-	-	-
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	-	495	-	-	-	(62)	-
	Leases and/or rights to use	-	-	-	6	-	(292)	-	-	-
	Management fee	-	-	-	1,399	-	-	-	-	-
Quality Invest S.A.	Management fee	-	-	-	68	-	(45)	-	-	-
	Reimbursement of expenses	-	-	-	86	-	-	-	-	-
Baicom Networks S.A.	Management fee	-	-	-	8	-	-	-	-	-
	Financial operations	-	-	1,074	-	-	-	-	-	-
	Contributions to be paid in	-	-	-	135	-	-	-	-	-
	Reimbursement of expenses	-	-	-	17	-	-	-	-	-
Cyrsa S.A.	Financial operations	-	-	-	-	-	-	(114,457)	-	-
	Reimbursement of expenses	-	-	2	111	-	-	-	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	-	-	98	-	-	-	-	-
Total Joint Ventures		-	-	62,804	9,286	-	(527)	(114,457)	(62)	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.	Related party transactions (Continued)

Related party	Description of transaction	Investments in Financial Assets Non-current	Investments in Financial Assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current	Derivative financial instruments
Other related parties
Consultores Asset Management S.A. (CAMSA)	Advances to be recovered	-	-	-	1,466	-	-	-	-	-
	Reimbursement of expenses	-	-	-	3,590	-	(41)	-	-	-
Estudio Zang, Bergel & Viñes	Sale of goods and/or services	-	-	-	50	-	-	-	-	-
	Legal services	-	-	-	10	-	(710)	-	-	-
Fundación IRSA	Reimbursement of expenses	-	-	-	59	-	-	-	-	-
Inversiones Financieras del Sur S.A.	Financial operations	-	-	-	43,163	-	(4)	-	-	-
	Dividends payable	-	-	-	-	-	(43,464)	-	-	-
	Reimbursement of expenses	-	-	-	8	-	-	-	-	-
Museo de los Niños	Reimbursement of expenses	-	-	-	57	-	(5)	-	-	-
	Leases and/or rights to use	-	-	-	697	-	(3)	-	-	-
Austral Gold	Reimbursement of expenses	-	-	-	9	-	(3)	-	-	-
Cactus Argentina S.A.	Reimbursement of expenses	-	-	-	92	-	-	-	-	-
IRSA Real Estate Strategies LP	Capital contribution	-	-	-	-	-	(7)	-	-	-
IRSA Developments LP	Capital contribution	-	-	-	-	-	(4)	-	-	-
Elsztain Managing Partners	Management fee	-	-	-	-	-	(25)	-	-	-
Dolphin Fund PLC	Capital contributions	698,264	-	-	-	-	-	-	-	-
	Reimbursement of expenses	-	-	-	133	-	-	-	-	-
Total Other related parties		698,264	-	-	49,334	-	(44,266)	-	-	-
Directors and Senior Management
Directors and Senior Management	Management fee	-	-	-	302	-	(26,145)	-	-	-
	Guarantee deposits	-	-	-	-	(20)	-	-	-	-
	Reimbursement of expenses	-	-	-	91	-	(76)	-	-	-
Total Directors and Senior Management		-	-	-	393	(20)	(26,221)
Total		698,264	-	62,804	65,287	(248)	(73,096)	(147,237)	(17,283)	22,150

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.	Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2013:

Related party	Description of transaction	Investments in Financial Assets Non-current	Investments in Financial Assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Associates
Tarshop S.A.	Reimbursement of expenses	-	-	-	1,759	-	(1)	-	-
	Management fee	-	-	-	226	-	-	-	-
New Lipstick LLC	Reimbursement of expenses	-	-	-	1,525	-	-	-	-
IRSA Developments LP	Reimbursement of expenses	-	-	-	32	-	(5)	-	-
Lipstick Management LLC	Reimbursement of expenses	-	-	-	507	-	-	-	-
Agro-Uranga S.A	Dividends receivable	-	-	-	1,471	-	-	-	-
	Sale of goods and/or services	-	-	-	708	-	(364)	-	-
Agro Managers S.A.	Reimbursement of expenses	-	-	-	113	-	-	-	-
Banco Hipotecario S.A.	Reimbursement of expenses	-	-	-	298	-	(372)	-	-
	Borrowings	-	-	-	-	-	-	(35,557)	(9,738)
	Non-convertible notes	-	5,135	-	-	-	-	-	-
	Mortgage bonds	-	540	-	-	-	-	-	-
	Leases and/or rights to use	-	-	-	11	-	-	-	-
Manibil S.A.	Other liabilities	-	-	-	-	-	(781)	-	-
Total Associates		-	5,675	-	6,650	-	(1,523)	(35,557)	(9,738)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.           Related party transactions (Continued)

Related party	Description of transaction	Investments in Financial Assets Non-current	Investments in Financial Assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Joint Ventures
Cresca S.A.	Management fee	-	-	-	1,693	-	-	-	-
	Reimbursement of expenses	-	-	-	49	-	(157)	-	-
	Financial operations	-	-	41,746	-	-	-	-	-
Puerto Retiro S.A.	Contributions to be paid in	-	-	-	101	-	-	-	-
	Reimbursement of expenses	-	-	-	180	-	-	-	-
	Financial operations	-	-	-	3,916	-	-	-	-
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	-	275	-	(142)	-	-
	Leases and/or rights to use	-	-	-	11	-	(261)	-	-
	Management fee	-	-	-	629	-	-	-	-
Baicom Networks S.A.	Management fee	-	-	1,007	1	-	-	-	-
	Reimbursement of expenses	-	-	-	18	-	(2)	-	-
Quality Invest S.A.	Management fee	-	-	-	46	-	(45)	-	-
	Reimbursement of expenses	-	-	-	77	-	-	-	-
	Financial operations	-	-	-	500	-	-	-	-
Cyrsa S.A.	Financial operations	-	-	-	-	-	-	(98,327)	-
	Reimbursement of expenses	-	-	-	6,039	-	(254)	-	-
Boulevard Norte S.A.	Reimbursement of expenses	-	-	-	29	-	-	-	-
Total Joint Ventures		-	-	42,753	13,564	-	(861)	(98,327)	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.	Related party transactions (Continued)

Related party	Description of transaction	Investments in Financial Assets Non-current	Investments in Financial Assets Current	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Non-current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Other related parties
Consultores Asset Management S.A. (CAMSA)	Management fee	-	-	-	9,342	-	-	-	-
	Reimbursement of expenses	-	-	-	2,659	-	(43)	-	-
Estudio Zang, Bergel & Viñes	Sale of goods and/or services	-	-	-	60	-	-	-	-
	Legal services	-	-	-	22	-	(1,432)	-	-
Fundación IRSA	Reimbursement of expenses	-	-	-	51	-	(2)	-	-
Inversiones Financieras del Sur S.A.	Financial operations	-	-	-	34,669	-	-	-	-
	Reimbursement of expenses	-	-	-	268	-	(3)	-	-
Museo de los Niños	Reimbursement of expenses	-	-	-	133	-	(11)	-	-
	Leases and/or rights of use	-	-	-	928	-	(3)	-	-
Elsztain Managing Partners Master	Reimbursement of expenses	-	-	-	-	-	(61)	-	-
Elsztain Managing Partners Ltd.	Reimbursement of Capital	-	-	-	-	-	(105,326)	-	-
Decater	Reimbursement of Capital	-	-	-	-	-	(6,661)	-	-
Dolphin Fund PLC	Subscription	17,249	-	-	-	-	-	-	-
	Reimbursement of expenses	-	-	-	133	-	-	-	-
Total Other related parties		17,249	-	-	48,265	-	(113,542)	-	-
Directors and Senior Management
Directors and Senior Management	Management fee	-	-	-	7,599	-	(11,754)	-	-
	Advances	-	-	-	1,204	-	(1,746)	-	-
	Guarantee deposits	-	-	-	-	(20)	-	-	-
	Reimbursement of expenses	-	-	-	83	-	(98)	-	-
Total Directors and Senior Management		-	-	-	8,886	(20)	(13,598)	-	-
Total		17,249	5,675	42,753	77,365	(20)	(129,524)	(133,884)	(9,738)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.	Related party transactions (Continued)

The following is a summary of the transactions with related parties for the six-month period ended as of December 31, 2013:

Related party	Leases and/or rights to use	Management fee	Sale of goods and/or services	Compensation of Directors and senior management	Legal services	Financial operations	Donations
Associates
Agro-Uranga S.A.	-	-	2,729	-	-	-	-
Tarshop S.A.	3,777	(239)	-	-	-	-	-
Banco Crédito y Securitización S.A.	178	-	-	-	-	-	-
Banco Hipotecario S.A.	262	-	-	-	-	22,358	-
Total Associates	4,217	(239)	2,729	-	-	22,358	-
Joint Ventures
Cyrsa S.A.	-	-	-	-	-	(8,628)	-
Cresca S.A.	-	46	-	-	-	2,216	-
Baicom Networks S.A.	-	6	-	-	-	59	-
Nuevo Puerto Santa Fe S.A.	(230)	986	-	-	-	-	-
Puerto Retiro S.A.	-	-	-	-	-	456	-
Quality Invest S.A.	-	108	-	-	-	-	-
Canteras Natal Crespo S.A.	-	-	-	-	-	-	-
Total Joint Ventures	(230)	1,146	-	-	-	(5,897)	-
Other related parties
Inversiones Financieras del Sur S.A.	-	-	-	-	-	9,139	-
Fundación IRSA	-	-	-	-	-	-	(1,450)
Estudio Zang, Bergel & Viñes	-	-	-	-	(1,522)	-	-
Dolphin Fund PLC (i)	-	-	-	-	-	286	-
Hamonet S.A.	(171)	-	-	-	-	-	-
Isaac Elzstain e Hijos S.C.A.	(327)	-	-	-	-	-	-
Total Other related parties	(498)	-	-	-	(1,522)	9,425	(1,450)
Directors and Senior Management
Directors and Senior Management	-	(24,856)	-	(31,319)	-	-	-
Total Directors and Senior Management	-	(24,856)	-	(31,319)	-	-	-
Total	3,489	(23,949)	2,729	(31,319)	(1,522)	25,886	(1,450)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.           Related party transactions (Continued)

The following is a summary of the transactions with related parties for the six-month period ended as of December 31, 2012:

Related party	Leases and/or rights to use	Management fee	Sale of goods and/or services	Corporate services	Financial operations	Legal services	Donations	Compensation of Directors and senior management
Associates
Agro-Uranga S.A.	-	-	2,652	-	-	-	-	-
Tarshop S.A.	2,730	-	-	153	(189)	-	-	-
Total Associates	2,730	-	2,652	153	(189)	-	-	-
Joint Ventures
Cyrsa S.A.	-	-	-	-	(2,792)	-	-	-
Cresca S.A.	-	631	-	-	2,201	-	-	-
Baicom Networks S.A.	-	6	-	-	47	-	-	-
Nuevo Puerto Santa Fe S.A.	-	705	-	-	-	-	-	-
Puerto Retiro S.A.	-	-	-	-	189	-	-	-
Quality Invest S.A.	-	108	-	-	10	-	-	-
Canteras Natal Crespo S.A.	-	-	-	48	5	-	-	-
Total Joint Ventures	-	1,450	-	48	(340)	-	-	-
Other related parties
Fundación IRSA	-	-	-	-	-	-	(1,420)	-
Estudio Zang, Bergel & Viñes	(360)	-	-	-	-	(7,169)	-	-
Consultores Asset Management S.A. (CAMSA)	80	(6,751)	-	-	-	-	-	-
Inversiones Financieras del Sur S.A.	-	-	-	-	1,768	-	-	-
Total Other related parties	(280)	(6,751)	-	-	1,768	(7,169)	(1,420)	-
Directors and Senior Management
Directors and Senior Management	-	-	-	-	-	-	-	(42,439)
Total Directors and Senior Management	-	-	-	-	-	-	-	(42,439)
Total	2,450	(5,301)	2,652	201	1,239	(7,169)	(1,420)	(42,439)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

36.	Negative working capital

At the end of the year, the Company carried a working capital deficit of Ps. 68,559 whose treatment is being considered by the respective Management.

37.	CNV General Resolution No. 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution No. 622, below there is a detail of the notes to the Unaudited Condensed Interim Consolidated Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 10 - Investment properties
Note 11 - Property, plant and equipment
Exhibit B - Intangible assets	Note 13 - Intangible assets
Exhibit C - Equity investments	Note 38 - Investments in associates and joint ventures
Exhibit D - Other investments	Note 16 - Financial instruments by category
Note 17 - Restricted assets
Exhibit E - Provisions	Note 18 - Trade and other receivables
Note 24 – Provisions
Exhibit F - Cost of sale and services	Note 39 - Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 40 - Foreign currency assets and liabilities
Exhibit H – Information submitted in compliance with Section 64, subsection B of Law 19,550	Note 30 - Expenses by nature

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

38.	Investments in associates and joint ventures

						Issuer´s information
			Value recorded as of 12.31.13	Value recorded as of 06.30.13	Market value as of 12.31.13	Main activity	Place of business / country of incorporation	Last financial statement issued			% of ownership interest in common stock
Issuer and type of securities	Class	Amount						Common stock (nominal value)	Income (loss) for the period	Shareholders' equity
Associates
Avenida Inc.	Shares	3,703,704	9,161	-	Not publicly traded	Investment	United States	2,000	499	2,210	24.79%
	Higher value		4,595	-
			13,756	-

Avenida Compras	Shares	23,077	(9)	-	Not publicly traded	E-commerce	Argentina	1,100	(470)	12,670	2.10%
	Goodwill		18	-
			9	-

Agromanagers S.A.	Shares	981,029	1,578	1,569	Not publicly traded	Investment	Argentina	2,094	20	3,369	46.84%
	Higher value		796	796
			2,374	2,365

Agro-Uranga S.A.	Shares	893,069	16,360	17,679	Not publicly traded	Agricultural	Argentina	2,500	6,708	45,796	35.72%
	Higher value		11,179	11,179
			27,539	28,858

Banco de Crédito y Securitización S.A.	Shares	3,984,375	11,773	9,901	Not publicly traded	Financing	Argentina	62,500	39,327	184,430	6.38%
			11,773	9,901

Banco Hipotecario S.A.	Shares	446,515,208	1,115,216	1,036,669	1.78	Financing	Argentina	1,500,000	420,950	3,846,935	29.77%
	Higher value		(5,298)	(5,239)
			1,109,918	1,031,430

Bitania 26 S.A.	Shares		11,604	11,069	Not publicly traded	Real State	Argentina	20,000	1,091	23,681	49.00%
	Goodwill	4,724,203	1,736	1,736
	Higher value		8,309	8,535
			21,649	21,340

Lipstick Management LLC	Shares	N/A	1,208	799	Not publicly traded	Management company	United States	N/A	446	2,441	49.00%
			1,208	799

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

38.	Investments in associates and joint ventures (Continued)

						Issuer´s information
		Amount	Value recorded as of 12.31.13	Value recorded as of 06.30.13	Market value as of 12.31.13	Main activity	Place of business / country of incorporation	Last financial statement issued			% of ownership interest in common stock
Issuer and type of securities	Class							Common stock (nominal value)	Income (loss) for the period	Shareholders' equity
Manibil S.A.	Shares	30,397,880	33,604	26,250	Not publicly traded	Real State	Argentina	62,037	3,455	68,580	49.00%
	Irrevocable contribution		-	6,500
	Goodwill		10	10
			33,614	32,760

New Lipstick LLC	Shares	N/A	(102,543)	(39,091)	Not publicly traded	Real State	United States	N/A	(98,459)	(395,629)	49.87%
			(102,543)	(39,091)

Tarshop S.A.	Shares	133,796,440	37,965	39,140	Not publicly traded		Argentina	133,796	(13,761)	189,826	20.00%
	Higher value		(5,082)	(3,925)		Consumer financing
			32,883	35,215
Total Associates			1,152,180	1,123,577

Joint Ventures

Baicom Networks S.A.	Shares	4,701,455	3,218	3,035	Not publicly traded	Real State	Argentina	9,403	(414)	6,436	50.00%
	Irrevocable contribution		-	390
	Higher value		276	276
			3,494	3,701

Cresca S.A.	Shares	N/A	21,950	21,644	Not publicly traded	Agricultural	Paraguay	67,979	(12,739)	119,399	50.00%
	Irrevocable contribution		38,269	-
			60,219	21,644

Cyrsa S.A.	Shares	119,608,531	137,847	129,627	Not publicly traded	Real State	Argentina	239,217	16,441	275,694	50.00%
	Higher value		2,753	2,753
			140,600	132,380

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

38.	Investments in associates and joint ventures (Continued)

						Issuer´s information
			Value recorded as of 12.31.13	Value recorded as of 06.30.13	Market value as of 12.31.13	Main activity	Place of business / country of incorporation	Last financial statement issued			% of ownership interest in common stock
Issuer and type of securities	Class	Amount						Common stock (nominal value)	Income (loss) for the period	Shareholders' equity
Entertainment Holdings S.A.	Shares	22,395,574	22,783	12,709	Not publicly traded	Investment	Argentina	44,791	(5,786)	47,009	50.00%
	Irrevocable contribution		721	-
	Goodwill		(23,192)	24
	Higher value		26,647	10,652
			26,959	23,385

Entretenimiento Universal S.A.	Shares	300	(23)	-	Not publicly traded	Event organization and others	Argentina	12	61	929	50.00%
			(23)	-

Nuevo Puerto Santa Fé S.A.	Shares	277,500	18,549	16,504	Not publicly traded	Commercial	Argentina	27,750	4,091	37,099	50.00%
						real state
	Goodwill		4,068	4,155
	Higher value		1,323	1,323
			23,940	21,982

Puerto Retiro S.A.	Shares	23,067,250	14,848	15,696	Not publicly traded	Real State	Argentina	46,135	(1,696)	29,696	50.00%
	Higher value		41,160	41,160
			56,008	56,856

Quality Invest S.A.	Shares		62,505	63,210	Not publicly traded	Real State	Argentina	139,628,684	(1,410)	126,010	50.00%
	Irrevocable contribution		500
	Goodwill		3,911	3,911
	Higher value		(2,882)	(2,875)
			64,034	64,246
Total Joint Ventures			375,231	324,194
Total investments in associates and joint ventures as of 12.31.13			(*)1,527,411	-
Total investments in associates and joint ventures as of 06.30.13			-	(*)1,447,771
(*)Include a balance of Ps. (102,566) and Ps. (39,091) reflecting interests in companies with negative equity as of December 31, 2013 and June 30, 2013, respectively, which is reclassified to “Provisions” (see Note 24).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

39.	Cost of sales and services provided

	Agricultural business				Real Estate Business
Description	Biological assets	Inventories	Agriculture services	Subtotal Agricultural business	Services and other operating costs	Trading properties	Hotels	Others	Subtotal Real State business	Total as of 12.31.13	Total as of 12.31.12
Inventories as of 06.30.13	231,020	236,056	-	467,076	-	194,242	5,962	-	200,204	(i) 667,280	(ii) 639,624

Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	26,894	22,416	-	49,310	-	-	-	-	-	49,310	50,565

Changes in net realizable value of agricultural produce after harvest	-	(9,217)	-	(9,217)	-	-	-	-	-	(9,217)	6,811

Decrease due to harvest	-	186,017	-	186,017	-	-	-	-	-	186,017	194,047
Acquisitions and classifications	24,987	614,729	-	639,716	-	-	-	-	-	639,716	371,062
Consume	(279)	(241,925)	-	(242,204)	-	-	-	-	-	(242,204)	(206,272)
Additions	-	-	-	-	-	2,850	956	-	3,806	3,806	7,047
Disposals	-	-	-	-	-	(4,104)	-	-	(4,104)	(4,104)	(4,075)
Expenses incurred	-	26,732	25,301	52,033	532,928	8,003	105,437	171	646,539	698,572	565,310
Currency translation adjustments	-	8,689	-	8,689	-	11,509	-	-	11,509	20,198	12,291
Other costs	-	-	-	-	-	-	-	-	-	-	2,092
Inventories as of 12.31.13	(227,611)	(261,046)	-	(488,657)	-	(204,389)	(6,918)	-	(211,307)	(699,964)	(618,061)
Costs as of 12.31.13	55,011	582,451	25,301	662,763	532,928	8,111	105,437	171	646,647	1,309,410	-
Costs as of 12.31.12	31,481	431,324	17,992	480,797	447,137	7,477	84,553	477	539,644	-	1,020,441

(i)     Includes Ps. (10,359) and Ps. (10,867) corresponding to materials and inputs of IRSA as of December 31 and June 30, 2013, respectively.
(ii)           Includes Ps. (12,198) and Ps. (10,155) corresponding to materials and inputs of IRSA and FyO as of December 31 and June 30, 2013, respectively.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

40.	Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items (3)	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 12.31.13	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 06.30.13
Assets
Restricted assets
US Dollar	6,162	6.481	39,937	3,124	5.348	16,706
Total restricted assets			39,937			16,706
Trade and other receivables
Uruguayan Peso	13,271	0.302	4,011	355	0.262	93
US Dollar	24,075	6.481	156,032	90,639	5.348	484,735
Euros	4	8.940	35	2	6.949	17
Swiss francs	55	7.302	400	77	5.660	437
Total trade and other receivables			160,478			485,282
Investment in financial assets
US Dollar	134,827	6.481	873,814	39,209	5.348	209,692
Argentine Peso			-	90	1.000	90
Total Investment in financial assets			873,814			209,782
Derivative financial instruments
US Dollar	1,341	6.481	8,694	3,169	5.348	16,949
Total Derivative financial instruments			8,694			16,949
Cash and cash equivalents
Uruguayan Peso	53	0.302	16	309	0.262	81
US Dollar	23,396	6.481	151,627	108,401	5.348	579,731
Euros	110	8.940	980	107	6.949	745
Pounds	2	10.700	25	3	8.080	22
Yenes	65	0.062	4	74	0.054	4
Brazilian Reais	9	2.650	24	5	2.370	12
Total Cash and cash equivalents			152,676			580,595

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

40.	Foreign currency assets and liabilities (Continued)

Item (3)	Amount of foreign currency (2)	Prevailing exchange rate (1)	Total as of 12.31.13	Total as of 06.30.13	Prevailing exchange rate (1)	Amount of foreign currency (2)
Liabilities
Trade and other payables
Uruguayan Peso	294	0.303	89	38	0.262	10
US Dollar	13,358	6.521	87,106	34,121	5.388	183,845
Euros	1	9.011	6	16	7.015	114
Bolivian	37	0.948	35			-
Total trade and other payables			87,236			183,969
Borrowings
US Dollar	776,159	6.521	5,061,331	708,733	5.388	3,818,651
Argentine Peso			-	66	1.000	66
Total borrowings			5,061,331			3,818,717
Derivative financial instruments
US Dollar	1,049	6.521	6,839	322	5.388	1,737
Derivative financial instruments			6,839			1,737

(1)	Exchange rate as of December 31 and June 30, 2013 according to Banco Nación Argentina records.
(2)	Considering foreign currencies those that differ from Company’s functional currency at each period/year-end.
(3)	The Company uses derivative instruments as complement in order to reduce its exposure to exchange rate movements See Note 20.

41.	Subsequent events

• On January 9, 2014, RES entered into a credit facility of up to US$ 2,000,000 with Supertel Hospitality Inc. (SPPR). In the event SPPR successfully carries out an initial public offering not later than April 15, 2014, RES agrees to swap (capitalize) the balance of the loan at such time for shares of SPPR. In the event that SPPR fails to make an initial public offering within the term agreed, RES is entitled to a debt-for-equity swap until July 9, 2015 (subject to any limitation on shareholding that may apply). In such a case, the price at which debt will be swapped by equity shall be the higher of (a) the weighted average price of common shares of the company within a term of 5 days prior to the date RES decides to exercise the debt-for-equity swap option or (b) the higher of market price and book value.

• During the six-month period ended December 31, 2013 the Group has subscribed shares of Dolphin Fund Ltd. (“Dolphin”) for the amount of Ps. 105 million. On November 3, 2013, Dolphin together with other investors, has made an offer to purchase shares of IDB Development Corporation (“IDBD”), an Israeli Company, within the framework of a debt restructuring process that its controlling company, IDBH, is currently negotiating with creditors, pursuant to Israel’s applicable laws.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

41.	Subsequent events (Continued)

On January 5, 2014, the competent court in dealing with IDBH debt restructuring has approved the offer made by Dolphin together with E.T.H.M.B.M. Extra Holdings Limited (“ETH”), a company incorporated under the laws of Israel, controlled by Mordechay Ben Moshé, in order to acquired approximately 53.3% of IDBD (the “Offer”). Such percentage may be increased subject to the sale of certain assets by IDBD over the year.

In the abovementioned offer, Dolphin together with other investors, have a 50% interest while ETH holds the remaining 50% of a total investment amount of US$ 272 million (NIS 950 million). As described above, the Group disbursed funds in Dolphin the amount of approximately US$ 105 million, which may partially reimbursed, depending on the final composition of the investor group.

IDBD is one of the Israeli biggest and most diversified investment groups, which is involved, through its subsidiaries, in several markets and industry, including real estate, retail, agribusiness, oil & gas production, insurance, telecommunications, etc.; controlling companies as: Clal Insurance (Insurance Company), Cellcom (Mobile phone services), Koor Industries (owner of 40% of Makhteshim Agan Industries (Agrochemicals), Super-Sol (supermarket), PBC (Real Estate), among others.

The transaction will be closed over the following months, while Dolphin has appointed Mr. Eduardo Sergio Elsztain to the board of IDBD.

• On January 14, 2014, IRSA signed the transfer deed for the sale of the 11th floor and seven parking units of the Building Maipú 1300. The total price of the transaction was Ps. 9.6 million (US$ 1.4 million). The mentioned transaction generated a gain of Ps. 7.9 million.

• On January 24, 2014, IRSA signed the transfer deed for the sale of the 7th floor and 28 parking units of the Building Bouchard 551. The total price of the transaction was Ps. 124.6 million equivalents to US$ 16.0 million. Such transaction generated a gain before tax of approximately Ps. 104.5 million.

• Following the end of the period, the Argentine Peso devalued against the US$ and other currencies by around 20%, which had a negative impact on the financial position and results of operations of the Company due mainly to the currency exposure of our net assets and liabilities in foreign currency as detailed in note 40 and net investments in subsidiaries, associates and joint ventures made in a functional currency other than the Argentine Peso.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

41.	Subsequent events (Continued)

According to the Company’s estimates, this leads to a pre-tax loss of Ps. 513 million, a gain under Other Comprehensive Income in the amount of Ps. 404 million and a reduction in Shareholders’ Equity by Ps. 109 million, all based on the Company’s position in foreign currency as of December 31, 2013, which has not been recognized in these financial statements.

The main assets of the Company— including fields, offices and other income-generating real property, land reserves and property for sale—are valued for accounting purposes at historic cost, and thus the Company will not recognize any gain/loss as a result of such devaluation.

• On February 5, 2014 there was a widely known fire in Iron Mountain’s warehouse, which company is a supplier of the Group and where Group’s documentation was being kept. The Company is now assessing and identifying the content of information that may have sent to the site where the fire took place.

     Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Moreno 877 - 23° floor - Autonomous City of Buenos Aires
CUIT: 30-50930070-0

1.
We have reviewed the accompanying unaudited condensed interim consolidated statement of financial position of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries as of December 31, 2013, and the related unaudited condensed interim consolidated statements of income and comprehensive income for the six and three-month periods ended December 31, 2013, and the unaudited condensed interim consolidated statements of changes in shareholders’ equity and cash flows for the six-month period ended December 31, 2013 and selected explanatory notes. The balances and other information corresponding to the fiscal year ended June 30, 2013 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

2.
The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards (IFRS). The IFRS as issued by the International Accounting Standard Board (IASB) were adopted as accounting standards by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) and incorporated by the National Securities Commission (CNV) to its regulations. Therefore, the Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Accounting Standard 34 "Interim Financial Reporting" (IAS 34). Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph 3.

3.
We conducted our review in accordance with Technical Pronouncement No. 7 issued by the FACPCE for a review of interim financial statements. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

4.
Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements have not been prepared in all material respects in accordance with IAS 34.

Limited Review Report (Continued)

5.	In accordance with current regulations, we hereby inform that :

a)
the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are recorded in the "Inventory and Balance Sheet Book" and carried in all formal respects in conformity with legal requirements, and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c)	we have read the Business Summary (“Reseña Informativa”) on which, as regards these matters that are within our competence, we have no observations to make;

d)
at December 31, 2013, the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria owed in favor of the Argentine Integrated Pension System which arises from accounting records and submissions amounted to Ps. 5,147,498, which was not callable at that date.

Autonomous City of Buenos Aires, February 11, 2014

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Carlos Martín Barbafina Public Accountant (U.C.A.) C.P.C.E.C.A.B.A. Tº 175 Fº 65

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Financial Statements as of December 31, 2013 and for the six-month periods ended December 31, 2013 and 2012

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Financial Position
as of December 31, 2013 and June 30, 2013
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.13	06.30.13
ASSETS
Non-current assets
Investment properties	7	19,776	25,838
Property, plant and equipment	8	409,344	387,987
Intangible assets	9	18,729	19,156
Biological assets	10	216,369	192,065
Investments in subsidiaries, associates and joint ventures	6	2,939,469	2,872,627
Deferred income tax assets	21	170,613	15,212
Income tax credit		79,694	67,752
Trade and other receivables	13	-	80,837
Investment in financial assets	14	-	21
Total Non-current assets		3,853,994	3,661,495
Current assets
Biological assets	10	93,639	82,769
Inventories	11	140,031	144,222
Income tax credit		2,146	1,938
Trade and other receivables	13	449,683	254,850
Derivative financial instruments	15	1,196	-
Investment in financial assets	14	642,940	148,715
Cash and cash equivalents	16	66,059	36,739
Total Current assets		1,395,694	669,233
TOTAL ASSETS		5,249,688	4,330,728
SHAREHOLDERS’ EQUITY
Share capital		496,562	496,562
Treasury stock		5,001	5,001
Inflation adjustment of share capital and treasury stock		65,425	65,425
Share premium		773,079	773,079
Share warrants		106,264	106,264
Cumulative translation adjustment		171,358	2,284
Equity-settled compensation		19,417	8,345
Legal reserve		81,616	46,835
Reserve for new developments		217,065	337,065
Special reserve		633,940	695,628
Retained earnings		(331,151)	(26,522)
Acquisition of subsidiaries		(9,706)	(21,996)
TOTAL SHAREHOLDERS’ EQUITY		2,228,870	2,487,970
LIABILITIES
Non-current liabilities
Trade and other payables	17	1,323	1,499
Borrowings	20	1,769,770	1,152,328
Provisions	19	1,633	1,612
Total Non-current liabilities		1,772,726	1,155,439
Current Liabilities
Trade and other payables	17	282,547	108,136
Payroll and social security liabilities	18	29,124	36,440
Borrowings	20	928,430	542,733
Provisions	19	274	10
Minimum Presumed Income tax ("MPIT")		7,717	-
Total Current liabilities		1,248,092	687,319
TOTAL LIABILITIES		3,020,818	1,842,758
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		5,249,688	4,330,728

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Cresud S.A.C.I.F. y A.

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

1

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Income
for the six and three-month periods beginning on July 1 and October 1, 2013 and 2012 and ended December 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

		Six months		Three months
	Note	2013	2012	2013	2012
Revenues	23	343,105	235,842	77,385	100,948
Costs	24	(464,209)	(325,931)	(164,445)	(161,225)
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest		154,908	137,829	103,933	81,618
Changes in net realizable value of agricultural produce after harvest		(3,869)	12,327	415	626
Gross profit		29,935	60,067	17,288	21,967
General and administrative expenses	25	(58,331)	(33,456)	(27,321)	(18,774)
Selling expenses	25	(46,663)	(48,033)	(13,870)	(20,128)
Other operating results, net	27	2,256	(7,302)	5,473	(352)
Loss from operations		(72,803)	(28,724)	(18,430)	(17,287)
Share of (loss) / profit of subsidiaries, associates and joint ventures	6	(53,161)	156,958	(71,651)	131,572
Profit Before Financing and Taxation		(125,964)	128,234	(90,081)	114,285
Finance income	28	41,241	17,129	29,078	8,362
Finance costs	28	(444,014)	(129,339)	(294,333)	(70,485)
Other financial results	28	41,306	178	27,009	300
Financial results, net	28	(361,467)	(112,032)	(238,246)	(61,823)
(Loss) / Profit before Income tax		(487,431)	16,202	(328,327)	52,462
Income tax gain	21	155,401	44,558	94,146	24,816
(Loss) / Profit for the period		(332,030)	60,760	(234,181)	77,278

(Loss) / Profit per share for the period:
Basic		(0.67)	0.12
Diluted		(i) (0.67)	0.11

(i) Due to the loss for the period, there is no diluted effect on this result.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Cresud S.A.C.I.F. y A.

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

2

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Comprehensive Income
for the six and three-month periods beginning on July 1 and October 1, 2013 and 2012 and ended December 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Six months		Three months
	2013	2012	2013	2012
Profit / (Loss) for the period	(332,030)	60,760	(234,181)	77,278
Other Comprehensive Income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment from subsidiaries, associates and joint ventures	169,074	56,547	97,484	34,050
Other Comprehensive income for the period (i)	169,074	56,547	97,484	34,050
Total Comprehensive (loss) / income for the period	(162,956)	117,307	(136,697)	111,328

(i)	Items included in other comprehensive income do not generate any impact on the income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Cresud S.A.C.I.F. y A.

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

3

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share Capital	Treasury Stock	Inflation Adjustment of Share Capital and Treasury Stock	Share Premium	Share Warrants	Subtotal	Acquisition of subsidiaries	Cumulative currency translation adjustment	Equity-settled compensation	Legal Reserve	Reserve for new developments	Special reserve (1)	Retained Earnings	Total shareholders’ equity
Balance as of July 1, 2013	496,562	5,001	65,425	773,079	106,264	1,446,331	(21,996)	2,284	8,345	46,835	337,065	695,628	(26,522)	2,487,970
Loss for the period	-	-	-	-	-	-	-	-	-	-	-	-	(332,030)	(332,030)
Other comprehensive income for the period	-	-	-	-	-	-	-	169,074	-	-	-	-	-	169,074
Total comprehensive income / ( loss) for the period	-	-	-	-	-	-	-	169,074	-	-	-	-	(332,030)	(162,956)
Appropriation of retained earnings resolved by Shareholders’ Meeting held on 10/31/13:
- Legal reserve	-	-	-	-	-	-	-	-	-	34,781	-	(34,781)	-	-
- Other reserves	-	-	-	-	-	-	-	-	-	-	-	(26,907)	26,907	-
- Cash dividends	-	-	-	-	-	-	-	-	-	-	(120,000)	-	-	(120,000)
Equity-settled compensation	-	-	-	-	-	-	-	-	11,360	-	-	-	-	11,360
Changes in interest in subsidiaries	-	-	-	-	-	-	12,290	-	-	-	-	-	-	12,290
Cancellation of Brasilagro warrants	-	-	-	-	-	-	-	-	(288)	-	-	-	-	(288)
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	-	-	-	-	494	494
Balance as of December 31, 2013	496,562	5,001	65,425	773,079	106,264	1,446,331	(9,706)	171,358	19,417	81,616	217,065	633,940	(331,151)	2,228,870

(1)	Corresponding to General Resolution 609/12 of the National Securities Commission. See Note 22.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Cresud S.A.C.I.F. y A.

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

4

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the six-month periods ended December 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Share Capital	Treasury Stock	Inflation Adjustment of Share Capital and Treasury Stock	Share Premium	Share Warrants	Subtotal	Acquisition of subsidiaries	Cumulative currency translation adjustment	Equity-settled compensation	Legal Reserve	Other Reserves	Retained Earnings	Total shareholders’ equity
Balance as of July 1, 2012	496,562	5,001	166,218	773,079	106,263	1,547,123	(9,596)	(81,939)	4,540	42,922	389,202	666,611	2,558,863
Profit for the period	-	-	-	-		-	-	-	-	-	-	60,760	60,760
Other comprehensive income for the period	-	-	-	-		-	-	56,547	-	-	-	-	56,547
Total comprehensive income / (loss) for the period	-	-	-	-		-	-	56,547	-	-	-	60,760	117,307
Appropriation of retained earnings resolved by Shareholders’ Meeting held on 10/31/12:
- Legal reserve	-	-	-	-	-	-	-	-	-	3,913	-	(3,913)	-
- Other reserves	-	-	-	-	-	-	-	-	-	-	(52,137)	52,137	-
- Appropriation of retained earnings	-	-	(100,793)	-	-	(100,793)	-	-	-	-	-	100,793	-
- Cash dividends	-	-	-	-	-	-	-	-	-	-	-	(120,000)	(120,000)
Acquisition of subsidiaries	-	-	-	-	-	-	1,582	-	-	-	-	-	1,582
Equity-settled compensation	-	-	-	-	-	-	-	-	3,163	-	-	-	3,163
Exercise of warrants	-	-	-	-	1	1	-	-	-	-	-	-	1
Currency translation adjustment recycled	-	-	-	-	-	-	-	(8,331)	-	-	-	-	(8,331)
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	-	-	-	385	385
Balance at December 31, 2012	496,562	5,001	65,425	773,079	106,264	1,446,331	(8,014)	(33,723)	7,703	46,835	337,065	756,773	2,552,970

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Cresud S.A.C.I.F. y A.

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

5

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Unaudited Condensed Interim Separate Statements of Cash Flows
for the six-month periods ended December 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	12.31.13	12.31.12
Operating activities:
Cash provided by operations	16	37,424	34,161
Income tax paid		-	-
Net cash provided by operating activities		37,424	34,161
Investing activities:
Acquisition of subsidiaries, associates and joint ventures	6	-	(5,695)
Capital contribution to subsidiaries, associates and joint ventures	6	(4,367)	(38,067)
Purchases of investment properties	7	(1,483)	(1,686)
Proceeds from sale of investment properties		79	-
Purchases of property, plant and equipment	8	(19,515)	(30,907)
Proceeds from sale of property, plant and equipment		632	120
Purchase of intangible assets	9	(17)	(21)
Purchase of investment in financial assets		(1,637,253)	-
Proceeds from disposals of Investment in financial assets		1,161,818	928
Loans granted to subsidiaries, associates and joint ventures		(27,075)	(18,245)
Loans repayments received from subsidiaries, associates and joint ventures		949	29,692
Dividends received		3,287	117,934
Net cash (used in) provided by investing activities		(522,945)	54,053
Financing activities:
Proceeds from issuance of non-convertible notes		833,561	142,168
Payment of non-convertible notes		(237,116)	(175,471)
Dividend payments		(52,402)	(52,946)
Proceeds from borrowings		59,455	168,896
Repayments of borrowings		(3,623)	(97,259)
Payments of borrowings from subsidiaries, associates and joint ventures		(186)	(186)
Payments of warrants		(288)	-
Proceeds from warrants		-	1
Payment of seller financing		(108)	(66)
Interest paid		(83,471)	(54,729)
Net Cash flows provided by (used in) financing activities		515,822	(69,592)
Net increase in cash and cash equivalents		30,301	18,622
Cash and cash equivalents at beginning of period	16	36,739	8,194
Foreign exchange gain on cash and cash equivalents		(981)	33
Cash and cash equivalents at end of period		66,059	26,849

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements

Cresud S.A.C.I.F. y A.

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

6

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	General information

1.1	The Company’s business and general information

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” or the “Company”) was founded in 1936 as a subsidiary of Credit Foncier, a Belgian company primarily engaged in providing rural and urban loans in Argentina and administering real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as part of such liquidation, the shares of Cresud were distributed to Credit Foncier’s shareholders. From the 1960s through the end of the 1970s, the business of Cresud shifted exclusively to agricultural activities.

Cresud is a company organized and domiciled in the Republic of Argentina. The address of its registered office is Moreno 877, 23rd Floor, Buenos Aires, Argentina.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on February 11, 2014.

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statement

2.1.	Basis of preparation

These Unaudited Condensed Interim Separate Financial Statements of the Company have been prepared in accordance with Technical Resolutions No. 26 (RT 26) of Argentine Federation of Professional Councils of Economic Sciences (“F.A.C.P.C.E.”, as per its Spanish acronym) and IAS 34 “Interim Financial Reporting”.

Furthermore, some additional questions were included as required by the Business Companies Act and/or regulations of the CNV, including supplementary information provided in the last paragraph of section 1, Chapter III, Title IV of General Ruling 622/13 of the CNV. Such information is included in the Notes to the Unaudited Condensed Interim Separate Financial Statements according to IFRS.

These Unaudited Condensed Interim Separate Financial Statements should be read together with the annual Separate Financial Statements of the Company as of June 30, 2013. These Unaudited Condensed Interim Separate Financial Statements are expressed in thousands of Argentine Pesos.

The Unaudited Condensed Interim Separate Financial Statements for the six-month periods ended December 31, 2013 and 2012 have not been audited. The Company´s management believes they include all necessary adjustments to fairly present the results of each period. Results for the six-month periods ended December 31, 2013 and 2012 do not necessarily reflect proportionally the Company’s results for the complete fiscal years.

7

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation of the Unaudited Condensed Interim Separate Financial Statement (Continued)

2.2.	Significant accounting policies

The accounting policies applied in the preparation of these Unaudited Condensed Interim Separate Financial Statements are consistent with those applied in the preparation of the information under RT 26 as of June 30, 2013. Most significant accounting policies are described in Note 2 to the annual Consolidated Financial Statements.

2.3.	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of these Unaudited Condensed Interim Separate Financial Statements, the significant judgments made by Management in applying the Company’s accounting policies and the main sources of uncertainty were the same applied by the Company in the preparation of the annual financial statements relative to the year ended June 30, 2013, except for changes in accrued income tax, provision for legal claims and allowance for doubtful accounts.

3.	Seasonal effects on operations

The operations of the Company are also subject to seasonal effects. The harvests and sale of grains (corn, soybean and sunflower) generally take place between February and June every year. Wheat is generally harvested between November and January. However, milk production is generally larger during the second quarter, when conditions are more favorable. As a result, there may be material fluctuations in the agricultural business results across quarters.

4.	Acquisitions and disposals

Sale of receivables with subsidiaries

On September 30, 2013, the Company sold receivables due from Agropecuaria Acres de Sud S.A., Yuchán Agropecuaria S.A., Yatay Agropecuaria S.A. and Ombú Agropecuaria S.A. to Doneldon, for a total amount of US$ 12.4 million, which were capitalized on that same date.

8

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Acquisitions and disposals (Continued)

See summary of acquisition and additional disposal of the Company for the six-month period ended December 31, 2013 in Note 4 to Unaudited Condensed Interim Consolidated Financial Statements.

5.	Financial risk management and fair value estimates

5.1.	Financial risk

The Company’s activities are exposed to several financial risks, namely: market risk (including exchange rate risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

Note 5 to the annual Consolidated Financial Statements provide information on financial risk management as of June 30, 2013 and 2012 and July 1, 2011. Since June 30, 2013 there have been no changes in the risk management or risk management policies applied by the Company.

5.2.           Fair value estimates

Since June 30, 2013 there have been no significant changes in business or economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost). Nor there have been transfers between the several tiers used in estimating the fair value of the Company’s financial instruments, or reclassifications among their respective categories.

9

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Information about principal subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures.

Set out below are the changes in Company’s investment in subsidiaries, associates and joint ventures for the six-month period ended December 31, 2013 and for the fiscal year ended June 30, 2013:

	December 31, 2013	June 30, 2013
Beginning of the period / year	2,872,627	2,656,655
Acquisition of subsidiaries	(4,952)	(7,521)
Capital contribution	76,783	109,504
Disposal of subsidiaries	19,634	(1,192)
Share of profit, net	(53,161)	131,953
Cumulative translation adjustments	169,074	100,778
Equity settled compensation	8,141	4,886
Dividend paid	(168,609)	(122,819)
Reimbursement of expired dividends	494	383
Intergroup transactions	19,438	-
End of the period / year	2,939,469	2,872,627

See changes in Company’s investment in associates and joint ventures for the six-month periods ended December 31, 2013 and 2012 in Notes 8 and 9 to the Unaudited Condensed Interim Consolidated Financial Statements.

7.	Investment properties

Changes in Company’s investment properties for the six-month period ended December 31, 2013 and for the fiscal year ended as of June 30, 2013 were as follows:

	December 31, 2013	June 30, 2013
Beginning of the period / year	25,838	15,995
Additions	1,483	2,532
Reclassifications to / of Property, plant and equipment	(7,293)	8,579
Disposals	(79)	(907)
Depreciation charge (i)	(173)	(361)
End of the period / year	19,776	25,838

(i)	Depreciation charges of investment property were included in “Costs” in the Statement of Income (Note 24).

10

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.           Investment properties (Continued)

The following amounts have been recognized in the statement of income:

	December 31, 2013	December 31, 2012
Rental and service income	4,182	9,899

8.	Property, plant and equipment

Changes in Company’s property, plant and equipment ("PPE") for the six-month period ended December 31, 2013 and for the fiscal year ended as of June 30, 2013 were as follows:

	Owner occupied farmland (ii)	Other buildings and facilities	Furniture and fixtures	Machinery and equipment	Vehicles	Total
At June 30, 2012:
Costs	377,808	819	1,186	18,471	6,532	404,816
Accumulated depreciation	(27,059)	(589)	(830)	(13,552)	(2,457)	(44,487)
Net book amount	350,749	230	356	4,919	4,075	360,329
Year ended June 30, 2013:
Opening net book amount	350,749	230	356	4,919	4,075	360,329
Additions	45,715	-	124	4,867	829	51,535
Reclassifications of investment properties	(8,579)	-	-	-	-	(8,579)
Disposals	(6,625)	-	(10)	(43)	(338)	(7,016)
Depreciation charge	(5,698)	(69)	(66)	(1,353)	(1,096)	(8,282)
Closing net book amount	375,562	161	404	8,390	3,470	387,987
Period ended December 31, 2013:
Opening net book amount	375,562	161	404	8,390	3,470	387,987
Additions	18,666	-	76	545	228	19,515
Reclassifications of investment properties	7,293	-	-	-	-	7,293
Disposals	(449)	-	(3)	(4)	(183)	(639)
Depreciation charge (i) (Note 25)	(3,358)	(32)	(36)	(857)	(529)	(4,812)
Closing net book amount	397,714	129	441	8,074	2,986	409,344
At December 31, 2013:
Costs	433,643	819	1,349	23,482	6,555	465,848
Accumulated depreciation	(35,929)	(690)	(908)	(15,408)	(3,569)	(56,504)
Net book amount	397,714	129	441	8,074	2,986	409,344

(i)
For the six-month period ended December 31, 2013, the depreciation expense of property, plant and equipment has been charged as follows: Ps. 312 under the line item “General and administrative expenses”, Ps. 30 under the line item “Selling expenses” and Ps. 4,470 under the line item “Cost” in the Statement of Income. For the fiscal year ended June 30, 2013, the depreciation expense of property, plant and equipment has been charged as follows: Ps. 436 under the line item “General and administrative expenses” and Ps. 7,846 under the line item “Cost” in the Statement of Income.

11

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9.	Intangible assets

Changes in Company’s intangible assets for the six-month period ended December 31, 2013 and for the fiscal year ended June 30, 2013 were as follows:

	Computer Software	Rights of use	Total
Opening net book amount	333	19,818	20,151
Additions	57	-	57
Amortization charge (i)	(299)	(753)	(1,052)
Net book amount as of June 30, 2013	91	19,065	19,156
Additions	17	-	17
Amortization charge (i)	(69)	(375)	(444)
Net book amount as of December 31, 2013	39	18,690	18,729
Costs	389	23,582	23,971
Accumulated depreciation	(350)	(4,892)	(5,242)
Net book amount as of December 31, 2013	39	18,690	18,729

(i)	Amortization charges are included in “General and administrative expenses” in the Statement of Income. There is no impairment charges for any of the periods presented.

10.	Biological assets

Changes in Company’s biological assets for the six-month period ended December 31, 2013 and for the fiscal year ended as of June 30, 2013 were as follows:

	December 31, 2013	June 30, 2013
Beginning of the period / year	274,834	249,180
Increase due to purchases	24,987	712
Initial recognition and changes in the fair value of biological assets	130,733	350,846
Decrease due to harvest	(64,911)	(260,704)
Decrease due to sales	(55,011)	(63,969)
Decrease due to consumption	(624)	(1,231)
End of the period / year	310,008	274,834

12

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

10.           Biological assets (Continued)

Biological assets as of December 31, 2013 and June 30, 2013 were as follows:

	Classification	December 31, 2013	June 30, 2013
Non-current
Cattle for dairy production	Production	28,968	27,957
Breeding cattle	Production	178,130	155,058
Other cattle	Production	5,690	6,320
Others biological assets	Production	3,581	2,730
Non-current biological assets		216,369	192,065
Current
Cattle for dairy production	Consumable	42	177
Cattle for sale	Consumable	14,101	40,692
Crops	Consumable	78,882	41,150
Other cattle	Consumable	614	750
Current biological assets		93,639	82,769
Total biological assets		310,008	274,834

11.	Inventories

Company’s inventories as of December 31, 2013 and June 30, 2013 were as follows:

	December 31, 2013	June 30, 2013
Current
Crops	28,396	74,929
Materials and inputs	70,501	46,998
Seeds and fodders	41,134	22,295
Total inventories	140,031	144,222

As of December 31, 2013 and June 30, 2013 the cost of inventories recognized as expense amounted to Ps. 227,997 and Ps. 343,505, respectively and they have been included in “Costs”.

13

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

12.	Financial instruments by category

Determining fair values

See determination of the fair value of the Company in Note 16 to the Unaudited Condensed Interim Consolidated Financial Statements.

The following tables present the Company’s financial assets and financial liabilities that are measured at fair value as of December 31, 2013 and June 30, 2013 and their allocation to the fair value hierarchy:

Determining fair values

	December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Mutual funds	90,813	-	-	90,813
- Corporate bonds – Related Parties	47,518	-	-	47,518
- Corporate bonds	21,000	-	-	21,000
- Government bonds	483,609	-	-	483,609
- Swaps	-	1,196	-	1,196
Cash and cash equivalents	33	-	-	33
Total assets	642,973	1,196	-	644,169

	June 30, 2013
	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss:
- Mutual funds	127,235	-	-	127,235
- Shares	-	21	-	21
- Corporate bonds	21,480	-	-	21,480
Cash and cash equivalents	161	-	-	161
Total assets	148,876	21	-	148,897

When no quoted prices in an active market are available, fair values (particularly with derivatives) are based on recognized valuation methods. The Company uses a range of valuation models for the measurement of Level 2 and Level 3 instruments, details of which may be obtained from Note 16 to the Unaudited Condensed Interim Consolidated Financial Statements.

14

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

13.	Trade and other receivables

Company’s trade and other receivables as of December 31, 2013 and June 30, 2013 were as follows:

	December 31, 2013	June 30, 2013
Non-current
VAT receivables	-	7,202
Non-current other receivables	-	7,202
Related parties (Note 30)	-	73,635
Non-current trade and other receivables	-	80,837
Current
Receivables from sale of agricultural products and services	41,299	51,427
Deferred checks received	3,565	11,101
Debtors under legal proceedings	281	281
Less: allowance for doubtful accounts	(879)	(415)
Trade receivables	44,266	62,394
Prepayments	44,622	23,686
VAT receivables	15,488	5,905
Personnel loans	3,337	-
Gross sales tax credit	1,881	1,904
Other tax receivables	582	951
Advance payments	1,967	133
Expenses and services to recover	5,713	3,522
Others	3,772	17,851
Current other receivables	77,362	53,952
Related parties (Note 30)	328,055	138,504
Current trade and other receivables	449,683	254,850
Total trade and other receivables	449,683	335,687

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature.

Movements on the Company’s allowance for doubtful accounts are as follows:

	December 31, 2013	June 30, 2013
Beginning of the period / year	415	474
Charge	464	38
Unused amounts reversed / uses	-	(97)
End of the period / year	879	415

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statement of income (Note 25). Amounts charged to the provision account are generally written off when there is no expectation of recovering additional cash.

15

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.	Investment in financial assets

Company’s investments in financial assets as of December 31, 2013 and June 30, 2013 were as follows:

	December 31, 2013	June 30, 2013
Non-current
Shares	-	21
Total non-Current financial assets	-	21

Current
Corporate bonds	21,000	21,480
Corporate bonds - Related parties (Note 30)	47,518	-
Government bonds	483,609	-
Mutual funds	90,813	127,235
Total current financial assets	642,940	148,715
Total Investment in financial assets	642,940	148,736

15.	Derivative financial instruments

Derivative financial instruments of the Company as of December 31, 2013 and June 30, 2013 are as follows:

	December 31, 2013	June 30, 2013
Assets
Current
Swaps	1,196	-
Total current assets	1,196	-
Total assets	1,196	-

16.	Cash flow information

The following table shows the amounts of cash and cash equivalents as of December 31, 2013 and June 30, 2013:

	December 31, 2013	June 30, 2013
Cash at bank and on hand	55,700	8,504
Short-term bank deposits	10,326	28,074
Mutual funds	33	161
Total cash and cash equivalents	66,059	36,739

16

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Cash flow information (Continued)

Following is a detailed description of cash flows used in the Company’s operations for the six-month period ended December 31, 2013 and 2012.

	December 31, 2013	December 31, 2012
(Loss) Gain for the period	(332,030)	60,760
Adjustments for:
Income tax expense	(155,401)	(44,558)
Depreciation	4,985	4,187
Amortization	444	513
Gain from disposal and release of investment property and property, plant and equipment	(24)	3
Share-based payments	3,210	888
Unrealized gain on derivative financial instruments	(1,945)	(253)
Changes in the fair value of financial assets at fair value through profit or loss	(40,872)	(47)
Accrued interest, net	78,591	52,771
Unrealized initial recognition and changes in the fair value of biological assets and agricultural produce	(101,889)	(97,566)
Changes in the net realizable value of agricultural produce after harvest	3,869	(12,327)
Provisions	4,451	7,568
Share of (profit) / loss of Investment in subsidiaries, associates and joint ventures	53,161	(156,958)
Unrealized foreign exchange loss, net	330,653	58,829
Changes in operating assets and liabilities:
Decrease in biological assets	66,715	62,539
Decrease in inventories	322	36,545
Decrease in trade and other receivables	38,765	4,257
Decrease in derivative financial instruments	749	417
Increase in trade and other payables	90,989	70,081
Decrease in payroll and social security liabilities	(7,319)	(13,488)
Net cash generated from operating activities before income tax paid	37,424	34,161

The following table shows a detail of non-cash transaction occurred for the six-month period ended as of December 31, 2013 and 2012:

	December 31, 2013	December 31, 2012
Non-cash activities
Reimbursement of expired dividends	494	383
Increase in trade and other receivables through a decrease in property, plant and equipment	-	183
Increase of interest in subsidiaries, associates and joint ventures through a decrease in trade and other receivables	475	-
Increase of interest in subsidiaries, associates and joint ventures through a decrease in trade and other receivables	71,941	-
Increase of interest in subsidiaries, associates and joint venture by exchange differences on translating foreign operations	169,074	48,218
Increase in trading properties through a decrease in property, plant and equipment and investment properties	-	4,678
Increase in loans granted through a decrease in dividends receivable	160,173	-
Unpaid dividends	67,598	67,054
Dividends not collected	5,149	-
Share – based payments reserve	8,150	2,275

17

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

17.	Trade and other payables

The detail of the Company’s trade and other payables as of December 31, 2013 and June 30, 2013 were as follows:

	December 31, 2013	June 30, 2013
Non-current
Tax on shareholders’ personal assets	1,323	1,476
Others	-	23
Total non-current other payables	1,323	1,499
Total non-current trade and other payables	1,323	1,499
Current
Trade payables	75,469	39,517
Provisions	48,007	43,126
Total current trade payables	123,476	82,643
Sales, rent and services payments received in advance	4,951	-
Income from leases to be accrued	5,750	-
Guarantee deposits	2,094	7,503
Gross sales tax payable	637	1,389
Tax amnesty plan for payable taxes	308	310
Withholdings tax	6,577	6,979
Dividends payable	67,598	-
Tax on shareholders’ personal assets	8,637	-
Others	392	3,503
Total current other payables	96,944	19,684
Related parties (Note 30)	62,127	5,809
Total current trade and other payables	282,547	108,136
Total trade and other payables	283,870	109,635

The values of current trade and other payables approximate their respective carrying amounts due to their short-term nature.

18

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.	Payroll and social security liabilities

The detail of the Company’s salaries and social security liabilities as of December 31, 2013 and June 30, 2013 were as follows:

	December 31, 2013	June 30, 2013
Current
Provision for vacation and bonuses	22,598	27,835
Social security payable	6,321	8,530
Others	205	75
Current payroll and social security liabilities	29,124	36,440
Total payroll and social security liabilities	29,124	36,440

19.	Provisions

The table below shows the movements in Company's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Tax and social security	Total
As of June 30, 2012	1,572	5	1,577
Additions	114	-	114
Used during period	(69)	-	(69)
As of June 30, 2013	1,617	5	1,622
Additions	288	-	288
Used during period	-	(3)	(3)
As of December 31, 2013	1,905	2	1,907

The analysis of total provisions was as follows:

	December 31, 2013	June 30, 2013
Non-current	1,633	1,612
Current	274	10
	1,907	1,622

19

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

20.	Borrowings

The detail of the Company’s borrowings as of December 31, 2013 and June 30, 2013 were as follows:

						Value as of
	Secured/ unsecured	Currency	Fixed/ Floating	Effective interest rate %	Nominal Value (in millions)	December 31, 2013	June 30, 2013
Non-current
CRESUD NCN Class VIII due 2014	Unsecured	US$	Fixed	7.50%	60	-	322,925
CRESUD NCN Class XI due 2015 (i)	Unsecured	Ps.	Floating	Badlar + 375 bps	80.5	26,748	53,415
CRESUD NCN Class XII due 2014	Unsecured	Ps.	Floating	Badlar + 410 bps	102	-	67,819
CRESUD NCN Class XIII due 2015	Unsecured	US$	Fixed	1.90%	79	517,087	425,658
CRESUD NCN Class XIV due 2018	Unsecured	US$	Fixed	1.50%	32	207,520	171,084
CRESUD NCN Class XV due 2015	Unsecured	Ps.	Floating	23.67%	176	175,620	-
CRESUD NCN Class XVI due 2018	Unsecured	US$	Fixed	1.50%	109	718,375	-
Loan from Banco Ciudad	Unsecured	US$	Floating	Libor + 300 bps o 6% (the higher)	15	94,200	77,780
Loan from Banco de La Pampa	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	19,792	19,784
Loan from Banco de la Provincia de Buenos Aires	Unsecured	Ps.	Fixed	15.01%	21.2	10,182	13,543
Finance lease obligations	Secured	US$	Fixed	7.50%	-	246	320
Non-current borrowings						1,769,770	1,152,328

						Value as of
	Secured/ unsecured	Currency	Fixed/ Floating	Effective interest rate %	Nominal Value (in millions)	December 31, 2013	June 30, 2013
Current
CRESUD NCN Class VIII due 2014	Unsecured	US$	Fixed	7.5%	60	399,362	6,074
CRESUD NCN Class IX due 2014 (ii)	Unsecured	Ps.	Floating	Badlar + 300 bps	53.7	-	107,344
CRESUD NCN Class X due 2014 (iii)	Unsecured	US$	Fixed	7.75%	31.5	137,007	169,338
CRESUD NCN Class X – 2nd tranche due 2014	Unsecured	US$	Fixed	7.75%	30	131,323	163,477
CRESUD NCN Class XI due 2015 (iv)	Unsecured	Ps.	Floating	Badlar + 375 bps	80.5	53,672	26,752
CRESUD NCN Class XII due 2014	Unsecured	Ps.	Floating	Badlar + 410 bps	102	103,762	35,083
CRESUD NCN Class XIII due 2015	Unsecured	US$	Fixed	1.90%	79	(1,809)	(1,954)
CRESUD NCN Class XIV due 2018	Unsecured	US$	Fixed	1.50%	32	(19)	(74)
CRESUD NCN Class XV due 2015	Unsecured	Ps.	Floating	23.67%	176	4,030	-
CRESUD NCN Class XVI due 2018	Unsecured	US$	Fixed	1.50%	109	3,096	-
Loan from Banco Ciudad	Unsecured	US$	Floating	Libor + 300 bps o 6% (the higher)	15	7,641	6,266
Loan from Banco de La Pampa	Unsecured	Ps.	Floating	Rate Survey PF 30-59 days	20	1,006	893
Loan from Banco de la Provincia de Buenos Aires	Unsecured	Ps.	Fixed	15.01%	21.2	6,894	6,895
Loan from Agrotech	Unsecured	Ps.	Floating	Badlar	23	23,292	-
Finance lease obligations	Secured	US$	Fixed	10.75%	-	250	217
Bank overdrafts	Unsecured	Ps.	Fixed	-	-	58,923	22,422
Current borrowings						928,430	542,733
Total borrowings						2,698,200	1,695,061

(i)
Includes an outstanding balance of Ps. 2,520 and Ps. 4,480 with ERSA and PAMSA, respectively, as of 12.31.13. Includes an outstanding balance of Ps. 5,040 and Ps. 8,960 with ERSA and PAMSA, respectively, as of 06.30.13.

(ii)	Includes an outstanding balance of Ps. 2,170 and Ps. 3,858 with ERSA and PAMSA, respectively, as of 06.30.13.
(iii)	Includes an outstanding balance of Ps. 2,845 with ERSA as of 12.31.13 and it includes a balance of Ps. 3,528 with ERSA as of 06.30.13.
(iv)
It includes an outstanding balance of Ps. 5,078 and Ps. 9,028 with ERSA and PAMSA, respectively as of 12.31.13. Includes an outstanding balance of Ps. 2,556 and Ps. 4,544 with ERSA and PAMSA, respectively as of 06.30.13.

20

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

20.	Borrowings (Continued)

The fair value of current borrowings equals their carrying amount, as the impact of discounting is not significant. The fair values of non-current borrowings (excluding finance leases) were as follows:

	December 31, 2013	June 30, 2013
CRESUD Class VIII NCN due 2014	-	330,873
CRESUD Class XI NCN due 2015	26,748	80,502
CRESUD Class XII NCN due 2015	-	102,073
CRESUD Class XIII NCN due 2015	518,841	429,071
CRESUD Class XIV NCN due 2018	208,974	172,692
CRESUD Class XV NCN due 2015	175,620	-
CRESUD Class XVI NCN due 2018	712,634	-
Long-term loans	139,971	126,564
Total	1,782,788	1,241,775

21.	Taxation

The details of the provision for the Company’s income tax were as follows:

	December 31, 2013	December 31, 2012
Deferred income tax	155,401	44,558
Income tax gain	155,401	44,558

The gross movement on the deferred income tax account was as follows:

	December 31, 2013	June 30, 2013
Beginning of period / year	15,212	(61,025)
Charged to statement of income	155,401	76,237
End of period / year	170,613	15,212

The Company´s income tax expense charge differs from the theoretical amount that would arise using the weighted average tax rate applicable to Company´s profit before tax as follows:

	December 31, 2013	December 31, 2012
Tax calculated at the tax applicable tax rate in effect	170,601	(5,671)
Tax effect of:
Share of (loss) / profit of subsidiaries, associates and joint ventures	(10,807)	54,935
Donations	(52)	(34)
Tax on personal assets	(1,899)	(1,991)
Others	(2,442)	(2,681)
Income tax expense	155,401	44,558

21

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.	Shareholders' Equity

Special Reserve

Pursuant to CNV General Ruling No. 609/12, the Company set up a special reserve, to reflect the positive difference between the balance at the beginning of retained earnings disclosed in the first financial statements prepared according to IFRS and the balance at closing of retained earnings disclosed in the last financial statements prepared in accordance with previously effective accounting standards. This reserve may not be used to make distributions in kind or in cash, and may only be reversed to be capitalized, or otherwise to absorb potential negative balances in Retained Earnings.

Dividends

Cash dividends for the year ended June 30, 2013 for an amount of up to Ps. 120 million have been approved at the annual general ordinary and extraordinary shareholders’ meeting on October 31, 2013.

23.	Revenues

	December 31, 2013	December 31, 2012
Crops	247,136	165,509
Cattle	63,436	34,341
Milk	24,482	18,048
Supplies	900	6,806
Leases	4,182	9,899
Agricultural services	2,969	1,239
Total revenue	343,105	235,842

24.	Costs

	December 31, 2013	December 31, 2012
Crops	310,923	217,923
Cattle	100,743	60,555
Milk	47,082	35,416
Agricultural services	1,701	1,394
Leases	827	1,602
Supplies	16	5,974
Other costs	2,917	3,067
Total costs	464,209	325,931

22

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.	Expenses by nature

For the six-month period ended as of December 31, 2013:

	Costs
	Cost of sale and agricultural services	Cost of agricultural production	Other agricultural operating costs	General and administrative expenses	Selling expenses	Total
Supplies and labor	224	134,590	-	-	-	134,814
Leases, expenses and vacant property costs	11	585	66	1,406	78	2,146
Amortization and depreciation	682	2,884	1,124	747	30	5,467
Doubtful accounts	-	-	-	-	464	464
Changes in biological assets and agricultural produce	282,083	-	-	-	-	282,083
Advertising, publicity and other selling expenses	-	-	-	-	231	231
Maintenance and repairs	927	5,842	53	1,234	43	8,099
Payroll and social security expenses	1,105	20,011	1,749	23,182	1,891	47,938
Fees and payments for services	29	1,746	34	3,000	217	5,026
Freights	10	5,363	6	3	24,019	29,401
Commissions	-	306	-	-	1,125	1,431
Conditioning and clearance	-	-	-	-	7,350	7,350
Directors’ fees	-	-	-	24,856	-	24,856
Taxes, rates and contributions	84	2,613	15	1,035	11,117	14,864
Others	12	2,186	(131)	2,868	98	5,033
Total expenses by nature	285,167	176,126	2,916	58,331	46,663	569,203

23

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.	Expenses by nature (Continued)

For the six-month period ended as of December 31, 2012:

	Costs
	Cost of sale and agricultural services	Cost of agricultural production	Other agricultural operating costs	General and administrative expenses	Selling expenses	Total
Supplies and labor	1,001	101,915	-	-	-	102,916
Leases, expenses and vacant property costs	9	502	59	1,189	77	1,836
Amortization and depreciation	682	2,105	1,146	770	25	4,728
Doubtful accounts	-	-	-	-	(57)	(57)
Changes in biological assets and agricultural produce	184,862	-	-	-	-	184,862
Advertising, publicity and other selling expenses	-	-	2	-	573	575
Maintenance and repairs	537	4,835	169	1,250	44	6,835
Payroll and social security expenses	768	15,444	1,396	16,428	1,535	35,571
Fees and payments for services	30	1,060	38	1,863	372	3,363
Freights	10	3,752	14	6	24,100	27,882
Commissions	-	161	-	-	878	1,039
Conditioning and clearance	-	-	-	-	5,884	5,884
Directors’ fees	-	-	-	8,236	-	8,236
Taxes, rates and contributions	231	2,885	14	840	7,127	11,097
Others	117	1,959	228	2,874	7,475	12,653
Total expenses by nature	188,247	134,618	3,066	33,456	48,033	407,420

24

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.	Employee costs

	December 31, 2013	December 31, 2012
Salaries, bonuses and social security costs	41,400	32,271
Other benefits and expenses	2,956	2,138
Share-based payments	3,210	888
Pension costs – defined contribution plan	372	274
	47,938	35,571

27.	Other operating results, net

	December 31, 2013	December 31, 2012
Management fee	2,546	679
Gain (loss) from commodity derivative financial instruments	669	(1,986)
Gain from disposal of property, plant and equipment	24	149
Tax on shareholders’ personal assets	(5,425)	(5,690)
Donations	(148)	(97)
Project analysis and assessment	(2,226)	(220)
Contingencies	(1,145)	(394)
Transfer of consulting arrangement	7,538	-
Others	423	257
Total other operating results, net	2,256	(7,302)

25

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

28.	Financial results, net

	December 31, 2013	December 31, 2012
Finance income:
- Interest income	9,436	6,127
- Foreign exchange gains	31,805	11,002
Finance income	41,241	17,129

Finance costs:
- Interest expense	(88,027)	(58,898)
- Foreign exchange losses	(347,496)	(63,291)
- Embedded derivatives on borrowings	-	(6)
- Other finance costs	(8,491)	(7,144)
Finance costs	(444,014)	(129,339)
Other finance results:
- Fair value gains of financial assets at fair value through profit or loss ………..	40,872	135
- Gain of derivative financial instruments (except commodities)	434	43
Total other finance results	41,306	178
Total financial results, net	(361,467)	(112,032)

29.	Share-based payments

See Note 34 to the Unaudited Condensed Interim Consolidated Financial Statements as of December 31, 2013 and 2012.

26

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Related party transactions

See description of the main transactions conducted with related parties in Note 39 to the Consolidated Financial Statements as of June 30, 2013 and 2012.

The following is a summary of the balances with related parties as of December 31, 2013:

Related party	Description of transaction	Investments in financial assets Current	Trade and other receivables Current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Subsidiaries
IRSA Inversiones y Representaciones S.A.	Corporate services	-	7,816	-	-	-
	Financial operations	-	172,706	-	-	-
	Non-convertible notes	30,143	-	-	-	-
	Share-based payments	-	-	(559)	-	-
	Sale of goods and/or services	-	-	(701)	-	-
	Reimbursement of expenses	-	-	(1,718)	-	-
Brasil Agro	Financial operations	-	5,890	-	-	-
	Reimbursement of expenses	-	512	(977)	-	-
	Dividends receivable	-	6,714	-	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	Reimbursement of expenses	-	34		-	-
	Sale of goods and/or services	-	7,787	(76)	-	-
Helmir S.A.	Financial operations	-	24,388	-	-	-
Ombú Agropecuaria S.A.	Management fee	-	934	-	-	-
FyO Trading S.A.	Reimbursement of expenses	-	5	-	-	-
Agropecuaria Acres del Sud S.A.	Management fee	-	1,919	-	-	-
	Reimbursement of expenses	-	151	-	-	-
Agrotech S.A.	Reimbursement of expenses	-	72	-	-	-
	Financial operations	-	-	-	-	(23,292)
	Commissions	-	3,025	-	-	-
Cactus Argentina S.A.	Reimbursement of expenses	-	-	(153)	-	-
	Financial operations	-	1,619	-	-	-
	Acquisition of Property, plant and equipment	-	-	(299)	-	-
	Purchase-Sale of goods and/or services	-	-	(3,140)	-	-
	Management fee	-	10	-	-	-
Yatay Agropecuaria S.A.	Management fee	-	934	-	-	-

27

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets Current	Trade and other receivables Current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Yuchán Agropecuaria S.A.	Management fee	-	934	-	-	-
Futuros y Opciones.Com S.A.	Brokerage	-	8,820	-	-	-
	Reimbursement of expenses	-	55	-	-	-
	Financial operations	-	13,051	-	-	-
	Management fee	-	42	(9)	-	-
Total Subsidiaries		30,143	257,418	(7,632)	-	(23,292)

Associates
Agro Managers S.A.	Reimbursement of expenses	-	153	-	-	-
Agro-Uranga S.A.	Dividends receivables	-	863	-	-	-
	Purchase-Sale of goods and/or services	-	-	(262)	-	-
Total Associates		-	1,016	(262)	-	-

Joint Ventures
Cresca S.A.	Reimbursement of expenses	-	97	(190)	-	-
	Management fee	-	2,097	-	-	-
Total Joint Ventures		-	2,194	(190)	-	-

Subsidiaries of the subsidiaries
Nuevo Puerto Santa Fe	Reimbursement of expenses	-	-	(1)	-	-
Nuevas Fronteras S.A.	Provision of services	-	-	(23)	-	-
Alto Palermo S.A.	Reimbursement of expenses	-	1,402	-	-	-
	Non-convertible Notes	17,375	-	-	-	-
	Share-based payments	-	-	(538)	-	-
	Corporate services	-	20,431	-	-	-
Emprendimiento Recoleta S.A.	Reimbursement of expenses	-	-	(7)	-	-
	Non-convertible Notes	-	-	-	(5,040)	(5,403)
E-Commerce Latina S.A.	Reimbursement of expenses	-	92	-	-	-
Panamerican Mall S.A.	Reimbursement of expenses	-	11	-	-	-
	Non-convertible Notes	-	-	-	(8,960)	(4,548)
Fibesa S.A.	Reimbursement of expenses	-	2	-	-	-
Total Subsidiaries of the subsidiaries		17,375	21,938	(569)	(14,000)	(9,951)

28

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Related party transactions (Continued)

Related party	Description of transaction	Investments in financial assets Current	Trade and other receivables Current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Associates of the subsidiaries
Tarshop S.A.	Reimbursement of expenses	-	2	-	-	-
Total Associates of the subsidiaries		-	2	-	-	-

Joint Ventures of the subsidiaries
Cyrsa S.A.	Reimbursement of expenses	-	54	-	-	-
Total Joint Ventures of the subsidiaries		-	54	-	-	-

Other Related parties
Consultores Asset Management S.A. (CAMSA)	Advances to be recovered	-	1,466	-	-	-
	Reimbursement of expenses	-	870	-	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	(262)	-	-
Inversiones Financieras del Sur S.A.	Financial operations	-	42,998
	Dividends payable	-	-	(43,464)	-	-
	Reimbursement of expenses	-	8	-	-	-
Other Related parties		-	45,342	(43,726)	-	-

Directors and Senior Management
Directors and Senior Management	Reimbursement of expenses	-	91	-	-	-
	Directors’ fees	-	-	(9,748)	-	-
Total Directors and Senior Management		-	91	(9,748)	-	-
		47,518	328,055	(62,127)	(14,000)	(33,243)

29

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Related party transactions (Continued)

The following is a summary of the balances with related parties as of June 30, 2013:

Related party	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Subsidiaries
IRSA Inversiones y Representaciones S.A.	Corporate services	-	8,503	-	-	-
	Sale of goods and/or services	-	-	(701)	-	-
	Reimbursement of expenses	-	-	(1,030)	-	-
Brasil Agro	Reimbursement of expenses	-	457	-	-	-
	Dividends receivables	-	1,891	-	-	-
	Sale of goods and/or services	-	-	(12)	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	Reimbursement of expenses	-	25	(7)	-	-
	Sale of goods and/or services	-	4,227	-	-	-
Helmir S.A.	Financial operations	-	6,755	-	-	-
Northagro S.A.	Reimbursement of expenses	-	-	-	-	-
	Financial operations	-	288	-	-	-
Ombú Agropecuaria S.A.	Financial operations	28,987	-	-	-	-
	Management fee	-	679	-	-	-
Pluriagro S.A.	Reimbursement of expenses	-	288	-	-	-
	Financial operations	-	-	-	-	-
FyO Trading S.A.	Reimbursement of expenses	-	4	-	-	-
Agropecuaria Acres del Sud S.A.	Financial operations	15,417	-	-	-	-
	Management fee	-	1,919	-	-	-
	Reimbursement of expenses	-	60	-	-	-
Agrotech S.A.	Reimbursement of expenses	-	66	-	-	-
Cactus Argentina S.A.	Reimbursement of expenses	-	490	-	-	-
	Financial operations	-	1,566	-	-	-
	Purchase-Sale of goods and/or services	-	1,192	(916)	-	-
	Management fee	-	19	-	-	-
Yatay Agropecuaria S.A.	Financial operations	13,718	-	-	-	-
	Management fee	-	679	-	-	-

30

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Related party transactions (Continued)

Related party	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Yuchán Agropecuaria S.A.	Financial operations	15,513	-	-	-	-
	Management fee	-	679	-	-	-
Futuros y Opciones.Com S.A.	Reimbursement of expenses	-	39	-	-	-
	Purchase-Sale of goods and/or services	-	17,361	(27)	-	-
Total Subsidiaries		73,635	47,187	(2,693)	-	-

Associates
Agro Managers S.A.	Reimbursement of expenses	-	113	-	-	-
Agro-Uranga S.A.	Dividends receivables	-	1,471	-	-	-
	Purchase-Sale of goods and/or services	-	765	(215)	-	-
Total Associates		-	2,349	(215)	-	-

Joint Ventures
Cresca S.A.	Reimbursement of expenses	-	49	(157)	-	-
	Management fee	-	1,693	-	-	-
Total Joint Ventures		-	1,742	(157)	-	-

Subsidiaries of the subsidiaries
Nuevo Puerto Santa Fe S.A.	Reimbursement of expenses	-	-	(1)	-	-
Nuevas Fronteras S.A.	Service provider	-	-	(2)	-	-
Alto Palermo S.A.	Reimbursement of expenses	-	11,679	-	-	-
	Financial operations	-	-	(537)	-	-
	Corporate services	-	24,176	-	-	-
Emprendimiento Recoleta S.A.	Reimbursement of expenses	-	-	(7)	-	-
	Non-convertible Notes	-	-	-	(5,040)	(8,254)
Panamerican Mall S.A.	Non-convertible Notes	-	-	-	(8,960)	(8,402)
Tyrus	Reimbursement of expenses	-	23	-	-	-
Fibesa S.A.	Reimbursement of expenses	-	1	-	-	-
Total Subsidiaries of the subsidiaries		-	35,879	(547)	(14,000)	(16,656)

31

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Related party transactions (Continued)

Related party	Description of transaction	Trade and other receivables Non-current	Trade and other receivables Current	Trade and other payables Current	Borrowings Non-current	Borrowings Current
Joint Ventures of the subsidiaries
Cyrsa S.A.	Reimbursement of expenses	-	5,955	-	-	-
Total Joint Ventures of the subsidiaries		-	5,955	-	-	-

Other Related parties
Consultores Asset Management S.A. (CAMSA)	Management fee	-	9,342	-	-	-
	Reimbursement of expenses	-	89	(2)	-	-
Estudio Zang, Bergel & Viñes	Legal services	-	-	(419)	-	-
	Sale of goods and/or services	-	-	-	-	-
Inversiones Financieras del Sur S.A.	Financial operations	-	34,669	-	-	-
	Reimbursement of expenses	-	7	-	-	-
Total Other Relates Parties		-	44,107	(421)	-	-

Directors and Senior Management
Directors	Reimbursement of expenses	-	81	(30)	-	-
	Advances to directors	-	1,204	(1,746)	-	-
Total Directors and Senior Management		-	1,285	(1,776)	-	-
		73,635	138,504	(5,809)	(14,000)	(16,656)

32

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Related party transactions (Continued)

The following is a summary of the transactions with related parties for the six-month period ended as of December 31, 2013:

Related party	Leases and/or rights of use	Management fees / Directors	Sale of goods and/or services	Purchase of agricultural goods and/or services	Corporate services	Legal services	Financial operations	Compensation of Directors and Senior Management
Subsidiaries
IRSA Inversiones y Representaciones S.A.	(827)	-	-	-	16,390	-	13,806	-
BrasilAgro S.A.	-	-	-	-	-	-	21	-
Cactus Argentina S.A.	-	-	45	(5,223)	-	-	53	-
Futuros y Opciones.Com S.A.	-	65	-	-	-	-	(616)	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	-	-	17,353	-	-	-	-	-
Helmir S.A.	-	-	-	-	-	-	3,642	-
Agrotech S.A.	-	2,500	-	-	-	-	-	-
Agropecuaria Acres del Sud S.A.	-	-	-	-	-	-	(1,489)	-
Ombú Agropecuaria S.A.	-	256	-	-	-	-	(2,779)	-
Yuchán Agropecuaria S.A.	-	256	-	-	-	-	(1,473)	-
Yatay Agropecuaria S.A.	-	256	-	-	-	-	(1,316)	-
Total Subsidiaries	(827)	3,333	17,398	(5,223)	16,390	-	9,849	-

Associates
Agro-Uranga S.A.	-	-	2,653	-	-	-	-	-
Total Associates	-	-	2,653	-	-	-	-	-

Joint Ventures
Cresca S.A.	-	46	-	-	-	-	-	-
Total Joint Ventures	-	46	-	-	-	-	-	-

Subsidiaries of the subsidiaries
Emprendimiento Recoleta S.A.	-	-	-	-	-	-	(1,855)	-
Panamerican Mall S.A.	-	-	-	-	-	-	(1,783)	-
Alto Palermo S.A.	-	-	-	-	39,674	-	1,493	-
Total Subsidiaries of the subsidiaries	-	-	-	-	39,674	-	(2,145)	-

33

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.           Related party transactions (Continued)

Related party	Leases and/or rights of use	Management fees / Directors	Sale of goods and/or services	Purchase of agricultural goods and/or services	Corporate services	Legal services	Financial operations	Compensation of Directors and Senior Management
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	-	-	(293)	-	-
Inversiones Financieras del Sur S.A.	-	-	-	-	-	-	8,988	-
Hamonet S.A.	(57)	-	-	-	-	-	-	-
Isaac Elsztain e Hijos S.C.A.	(109)	-	-	-	-	-	-	-
Total other relates parties	(166)	-	-	-	-	(293)	8,988	-

Directors and Senior Management
Directors and Senior Management	-	(24,856)	-	-	-	-	-	(1,658)
Total directors and Senior Management	-	(24,856)	-	-	-	-	-	(1,658)
	(993)	(21,477)	20,051	(5,223)	56,064	(293)	16,692	(1,658)

34

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.           Related party transactions (Continued)

The following is a summary of the transactions with related parties for the six-month period ended as of December 31, 2012:

Related party	Leases and/or rights of use	Management fees / Directors	Sale of goods and/or services	Purchase of goods and/or services	Corporate services	Legal services	Financial operations
Subsidiaries
IRSA Inversiones y Representaciones S.A.	-	-	-	-	11,852	-	-
Cactus Argentina S.A.	13	(48)	262	(316)	-	-	53
Futuros y Opciones.Com S.A.	-	-	-	(4,669)	-	-	-
Sociedad Anónima Carnes Pampeanas S.A. (formerly EAASA)	-	-	1,288	-	-	-	-
Helmir S.A.	-	-	-	-	-	-	725
Agropecuaria Acres del Sud S.A.	-	-	-	-	-	-	638
Ombú Agropecuaria S.A.	-	163	-	-	-	-	1,249
Yuchán Agropecuaria S.A.	-	163	-	-	-	-	673
Yatay Agropecuaria S.A.	-	163	-	-	-	-	593
Total Subsidiaries	13	441	1,550	(4,985)	11,852	-	3,931

Associates
Agro-Uranga S.A.	-	-	2,652	-	-	-	-
Total Associates	-	-	2,652	-	-	-	-

Joint Ventures
Cresca S.A.	-	631	-	-	-	-	-
Total Joint Ventures	-	631	-	-	-	-	-

Subsidiaries of the subsidiaries
Emprendimiento Recoleta S.A.	-	-	-	-	-	-	(1,216)
Panamerican Mall S.A.	-	-	-	-	-	-	(1,725)
Alto Palermo S.A.	-	-	-	-	33,309	-	-
Total Subsidiaries of the subsidiaries	-	-	-	-	33,309	-	(2,941)

35

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.           Related party transactions (Continued)

Related party	Leases and/or rights of use	Management fees / Directors	Sale of goods and/or services	Purchase of goods and/or services	Corporate services	Legal services	Financial operations
Other related parties
Estudio Zang, Bergel & Viñes	-	-	-	-	-	(360)	-
Consultores Asset Management S.A. (CAMSA)	-	(6,751)	-	-	-	-	-
Inversiones Financieras del Sur S.A.	-	-	-	-	-	-	1,665
Total other related parties	-	(6,751)	-	-	-	(360)	1,665

Directors and Senior Management
Directors and Senior Management	-	(1,485)	-	-	-	-	-
Total directors and Senior Management	-	(1,485)	-	-	-	-	-
	13	(7,164)	4,202	(4,985)	45,161	(360)	2,655

36

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

31.	CNV General Resolution No. 622

As required by Section 1°, Chapter III, Title IV of CNV General Resolution No. 622, below there is a detail of the notes to the Unaudited Condensed Interim Separate Financial Statements that disclosure the information required by the Resolution in Exhibits.

Exhibit A - Property, plant and equipment	Note 7 - Investment properties
Note 8 - Property, plant and equipment
Exhibit B - Intangible assets	Note 9 - Intangible assets
Exhibit C - Equity investments	Note 32 - Investments in subsidiaries, associates and joint ventures
Exhibit D - Other investments	Note 12 - Financial instruments by category
Exhibit E - Provisions	Note 13 - Trade and other receivables
Note 19 - Provisions
Exhibit F - Cost of sales and services	Note 33 - Cost of sales and services provided
Exhibit G - Foreign currency assets and liabilities	Note 34 - Foreign currency assets and liabilities
Exhibit H - Information submitted in compliance with Section 64, subsection B of Law 19,550	Note 25 - Expenses by nature

37

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

32.	Investments in subsidiaries, associates and joint ventures

						Issuer's information
			Value recorded as of 12.31.13	Value recorded as of 06.30.13	Market value as of 12.31.13	Main activity	Place of business/country of incorporation	Last financial statement issued			% of ownership interest in common stock
Issuer and type of securities	Class	Amount						Common stock (nominal value)	Income (loss) for the period	Shareholders' Equity
Subsidiaries

Agrotech S.A.	Shares	40,990,551	46,192	22,817	Not publicly traded	Investment	Argentina	43,148	24,962	48,624	95.00%
	Intergroup transactions		(1,389)	(1,389)
			44,803	21,428

BrasilAgro	Shares	23,150,050	625,929	567,324	Rs. 9.45	Agricultural	Brazil	875,381	(14,678)	1,626,152	39.76%
	Higher value		109,695	109,695
	Goodwill		7,363	6,435
	Intergroup transactions		(3,227)	-
			739,760	683,454

Cactus Argentina S.A.	Shares	73,313,134	45,274	43,349	Not publicly traded	Agroindustrial	Argentina	77,111	(3,313)	61,812	95.08%
			45,274	43,349

Doneldon	Shares	551,481	146,969	32,103	Not publicly traded	Investment	Uruguay	551	15,187	146,969	100.00%
			146,969	32,103

Futuros y Opciones S.A.	Shares	987,426	13,869	11,827	Not publicly traded	Brokerage	Argentina	1,632	4,663	22,925	60.50%
			13,869	11,827

FyO Trading S.A.	Shares	4,832	5	5	Not publicly traded	Brokerage	Argentina	220	8	214	2.20%
			5	5

38

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

32.	Investments in subsidiaries, associates and joint ventures (Continued)

						Issuer's information
								Last financial statement issued
Issuer and type of securities	Class	Amount	Value Recorded as of 12.31.2013	Value recorded as of 06.30.13	Market value as of 12.31.13	Principal activity	Registered office	Common stock (nominal value)	Income (loss) for the period	Shareholders' Equity	Interest in common stock
Helmir S.A.	Shares	548,109,797	164,704	150,879	Not publicly traded	Investment	Uruguay	90,511	11,112	168,262	100.00%
			164,704	150,879

IRSA Inversiones y Representaciones S.A.	Shares	373,611,020	1,630,667	1,772,602	10.50	Real State	Argentina	574,588	(21,678)	2,507,856	65.02%
	Intergroup transactions		(17,681)	(17,681)
	Higher value		115,769	119,153
	Goodwill		14,331	14,331
			1,743,086	1,888,405

Northagro S.A.	Shares	-	-	(238)	Not publicly traded	Investment	Argentina	-	-	-	100.00%
			-	(238)

Pluriagro S.A.	Shares	-	-	(238)	Not publicly traded	Investment	Argentina	-	-	-	100.00%
			-	(238)

Sociedad Anónima Carnes Pampeanas S.A.	Shares		11,069	10,430	Not publicly traded	Agroindustrial	Argentina	30,000	(1,889)	28,112	39.38%
			11,069	10,430
Total Subsidiaries			2,909,539	2,841,404

Associates

Agromanagers S.A.	Shares	981,029	1,578	1,569	Not publicly traded	Investment	Argentina	2,094	20	3,369	46.84%
	Goodwill		796	796
			2,374	2,365

39

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

32.	Investments in subsidiaries, associates and joint ventures (Continued)

			Value recorded as of 12.31.13	Value recorded as of 06.30.13	Market value as of 12.31.13	Issuer's information					Interest in common stock
						Principal activity	Registered office	Last financial statement issued
Issuer and type of securities	Class	Amount						Common stock (nominal value)	Income (loss) for the period	Shareholders' Equity
Agrouranga S.A.	Shares	893,069	16,360	17,679	Not publicly traded	Agricultural	Argentina	2,500	6,708	45,796	35.72%
	Higher value		11,179	11,179
			27,539	28,858

Granos Olavarría S.A.	Shares	264	13	-	Not publicly traded	Warehousing and	Argentina	512	29	557	2.20%
	Goodwill		4	-		Brokerage
			17	-
Total Associates			29,930	31,223
Total investments in subsidiaries, associates and joint ventures as of 12.31.13			2,939,469	-
Total investments in subsidiaries, associates and joint ventures as of 06.30.13			-	2,872,627

40

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

33.	Cost of sales and services provided

Description	Biological assets	Inventories	Others	Total as of 12.31.13	Total as of 12.31.12
Beginning of the period / year	230,954	144,222	-	375,176	332,938
Initial recognition and changes in fair value of biological assets and agricultural produce at the point of harvest	26,894	24,174	-	51,068	44,835

Changes in net realizable value of agricultural produce after harvest	-	(3,869)	-	(3,869)	12,327

Decrease due to harvest	-	64,912	-	64,912	52,965
Purchases and classifications	24,987	229,071	-	254,058	114,962
Consume	(279)	(91,408)	-	(91,687)	(68,758)
Expenses incurred	-	556	2,529	3,085	2,996
End of the period / year	(227,545)	(140,031)	-	(367,576)	(304,018)
Cost as of 12.31.13	55,011	227,627	2,529	285,167	-
Cost as of 12.31.12	32,103	153,148	2,996	-	188,247

41

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

34.	Foreign currency assets and liabilities

Book amounts of foreign currency assets and liabilities are as follows:

Items	Amount of foreign currency	Prevailing exchange rate (1)	Total as of 12.31.13	Amount of foreign currency	Prevailing exchange rate (2)	Total as of 06.30.13
Assets
Cash and cash equivalents
US Dollar	4,565	6.481	29,585	140	5.348	747
Brazilian Reais	5	2.650	14	3	2.37	7
Euro	5	8.940	44	5	6.949	33
Yenes	65	0.062	4	74	0.054	4
Total cash and cash equivalents			29,647			791

Trade and other receivables
US Dollar	42,639	6.481	276,344	27,590	5.348	147,553
Brazilian Reais	2,476	2.650	6,561			-
Total trade and other receivables			282,905			147,553

Investment in financial assets
US Dollar	7,287	6.521	47,518	-	-	-
Total Investment in Financial Assets			47,518	-	-	-

Trade and other payables
US Dollar	771	6.521	5,027	388	5.388	2,090
Brazilian Reais	339	2.880	977			-
Bolivian	37	0.948	35			-
Total trade and other payables			6,039			2,090

Borrowings
US Dollar	341,765	6.521	2,228,650	248,907	5.388	1,341,111
Total borrowings			2,228,650			1,341,111

(1)	Exchange rate as of December 31, 2013 according to Banco Nación Argentina records.
(2)	Exchange rate as of June 30, 2013 according to Banco Nación Argentina records.

42

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

35.	Subsequent events

• Following the end of the period, the Argentine Peso devalued against the US$ and other currencies by around 20%, which had a negative impact on the financial position and results of operations of the Company due mainly to the currency exposure of our net assets and liabilities in foreign currency as detailed in note 34 and net investments in subsidiaries, associates and joint ventures made in a functional currency other than the Argentine Peso.

According to the Company’s estimates, this leads to a pre-tax loss of Ps. 383 million, a gain under Other Comprehensive Income in the amount of Ps. 207 million and a reduction in Shareholders’ Equity by Ps. 176 million, all based on the Company’s position in foreign currency as of December 31, 2013, which has not been recognized in these financial statements.

The main assets of the Company— including fields, offices and other income-generating real property, land reserves and property for sale—are valued for accounting purposes at historic cost, and thus the Company will not recognize any gain/loss as a result of such devaluation.

43

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of December 31, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.
Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

Are detailed in the Business Review.

3.	Receivables and liabilities by maturity date.

		Falling due (Point 3.a.)	Without term (Point 3.b.)	Without term (Point 3.b.)	To be due (Point 3.c.)
Items		12.31.13	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total
Accounts receivables	Trade and other receivables	-	43,996	-	145,036	185,757	-	74,894	-	-	-	-	449,683
	Deferred income tax	-	2,146	250,307	-	-	-	-	-	-	-	-	252,453
	Total	-	46,142	250,307	145,036	185,757	-	74,894	-	-	-	-	702,136
Liabilities	Trade and other payables	-	-	-	282,547	-	-	-	306	305	305	407	283,870
	Borrowings	-	-	-	215,472	196,629	429,243	87,086	739,055	16,577	122,414	891,724	2,698,200
	Payroll and social security liabilities	-	-	-	6,527	9,267	13,330	-	-	-	-	-	29,124
	Provisions	-	274	1,633	-	-	-	-	-	-	-	-	1,907
	Total	-	274	1,633	504,546	205,896	442,573	87,086	739,361	16,882	122,719	892,131	3,013,101

44

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of December 31, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.a.	Breakdown of accounts receivable and liabilities by currency and maturity.

		Current			Non-current			Total
Items		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total
Accounts receivables	Trade and other receivables	166,778	282,905	449,683	-	-	-	166,778	282,905	449,683
	Income tax credit and deferred income tax	2,146	-	2,146	250,307	-	250,307	252,453	-	252,453
	Total	168,924	282,905	451,829	250,307	-	250,307	419,231	282,905	702,136
Liabilities	Trade and other payables	276,505	6,042	282,547	1,323	-	1,323	277,828	6,042	283,870
	Borrowings	245,047	683,383	928,430	224,503	1,545,267	1,769,770	469,550	2,228,650	2,698,200
	Payroll and social security liabilities	29,124	-	29,124	-	-	-	29,124	-	29,124
	Provisions	274	-	274	1,633	-	1,633	1,907	-	1,907
	Total	550,950	689,425	1,240,375	227,459	1,545,267	1,772,726	778,409	2,234,692	3,013,101

4.b.	Breakdown of accounts receivable and liabilities by adjustment clause.

As of December 31, 2013 there are no receivable and liabilities subject to adjustment clause.

45

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of December 31, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.c.	Breakdown of accounts receivable and liabilities by interest clause.

		Current				Non-current
	Description	Accruing interest		Non-accruing interest		Accruing interest		Non-accruing interest		Accruing interest		Non-accruing interest
		Fixed	Floating		Subtotal	Fixed	Floating		Subtotal	Fixed	Floating		Total
Accounts receivables	Trade and other receivables	260,328	323	189,032	449,683	-	-	-	-	260,328	323	189,032	449,683
	Income tax credit and deferred income tax	-	-	2,146	2,146	-	-	250,307	250,307	-	-	252,453	252,453
	Total	260,328	323	191,178	451,829	-	-	250,307	250,307	260,328	323	441,485	702,136
Liabilities	Trade and other payables	-	-	282,547	282,547	-	-	1,323	1,323	-	-	283,870	283,870
	Borrowings	749,070	165,906	13,454	928,430	1,468,330	297,870	3,570	1,769,770	2,217,400	463,776	17,024	2,698,200
	Payroll and social security liabilities	-	-	29,124	29,124	-	-	-	-	-	-	29,124	29,124
	Provisions	-	-	274	274	-	-	1,633	1,633	-	-	1,907	1,907
	Total	749,070	165,906	325,399	1,240,375	1,468,330	297,870	6,526	1,772,726	2,217,400	463,776	331,925	3,013,101

46

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of December 31, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

5.	Related parties.

a.	Interest in related parties.

Name of the entity	Place of business / country of incorporation	Principal activity (*)	% of ownership interest held by the Group
Direct equity interest:
Agrotech S.A.	Argentina	Investment	95%
BrasilAgro-Companhía Brasileira de Propiedades Agrícolas (1)	Brazil	Agricultural	39.76%
Doneldon S.A.	Uruguay	Investment	100%
Cactus Argentina S.A.	Argentina	Agro-industrial	95.08%
Futuros y Opciones.Com S.A.	Argentina	Brokerage	60.50%
Helmir S.A.	Uruguay	Investment	100.00%
IRSA	Argentina	Real estate	65.02%
FyO Trading S.A.	Argentina	Brokerage	2.2%
Sociedad Anónima Carnes Pampeanas	Argentina	Agro-industrial	39.38%
Agromanagers S.A.	Argentina	Financing	46.84%
Agrouranga S.A.	Argentina	Agricultural	35.72%
Granos de Olavarría S.A.	Argentina	Warehousing and brokerage	2.20%

(*)     All companies whose principal activity is “Investment” do not have significant assets and liabilities other than their respective interest holdings in operating entities.

(1) The Group has consolidated the investment in BrasilAgro-Companhía Brasileira de Propiedades Agrícolas (“BrasilAgro”) considering that the Company exercises “de facto control” over it.

b.	Related parties debit / credit balances. See Note 30.

6.	Loans to directors.

See Note 30.

7.	Inventories.

The company conducts physical inventories once a fiscal year in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

8.	Current values.

See Note 2 to the Consolidated Financial Statements as of June 30, 2013 and 2012.
None.

47

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of December 31, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

9.	Appraisal revaluation of property, plant and equipment.

10.	Obsolete unused property, plant and equipment.

None.

11.	Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550.

None.

12.	Recovery values.

See Note 2 to the Consolidated Financial Statements as of June 30, 2013 and 2012.

13.	Insurances.

The types of insurance used by the company were the following:

Insured property	Risk covered	Amount insured Ps.	Book value Ps.
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	263,908	426,134
Vehicles	Third parties, theft, fire and civil liability	9,726	2,986

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder´s equity.

None.

15.	Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

48

Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
and Section 12, Chapter III, Title IV of Resolution 622/13
Unaudited Condensed Interim Statement of Financial Position as of December 31, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

17.	Unpaid accumulated dividends on preferred shares.

None.

18.	Restrictions on distributions of profits.

According to the Argentine laws, 5% of the profit of the year is separated to constitute legal reserves until they reach legal capped amounts (20% of total capital). These legal reserves are not available for dividend distribution.

In addition, according to CNV General Resolution No. 609/12, a special reserve was constituted which could not be released to make distributions in cash or in kind. See Note 27 to the Unaudited Condensed Interim Consolidated Financial Statements.

49

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of
Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria
Legal address: Moreno 877 - 23° floor - Autonomous City of Buenos Aires
CUIT: 30-50930070-0

1.
We have reviewed the accompanying unaudited condensed interim separate statement of financial position of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria as of December 31, 2013, and the related unaudited condensed interim separate statements of income and comprehensive income for the six and three-month periods ended December 31, 2013, and the unaudited condensed interim separate statements of changes in shareholders’ equity and cash flows for the six-month period ended December 31, 2013 and selected explanatory notes. The balances and other information corresponding to the fiscal year ended June 30, 2013 and the interim periods within that fiscal year are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

2.
The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with professional accounting standards of Technical Pronouncement No. 26 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) added by the National Securities Commission (CNV) to its regulations. Those standards differ from the International Financial Reporting Standards (IFRS) and, especially, from the International Accounting Standard No 34 "Interim Financial Reporting" (IAS 34) approved by the International Accounting Standard Board (IASB) and used for the preparation of the unaudited condensed interim consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria. Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph 3.

3.
We conducted our review in accordance with Technical Pronouncement No. 7 issued by the FACPCE for a review of interim financial statements. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

50

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report (Continued)

4.
Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements have not been prepared in all material respects in accordance with Technical Pronouncement No. 26 of the FACPCE for separate financial statements of a parent company.

5.	In accordance with current regulations, we hereby inform that :

a)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria are recorded in the "Inventory and Balance Sheet Book" and carried in all formal respects in conformity with legal requirements, and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and the corresponding resolutions of the National Securities Commission;

b)
the unaudited condensed interim separate financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c)
we have read the Additional Information to the notes to the unaudited condensed interim separate financial statements required by Article 68 of the Buenos Aires Stock Exchange Regulations and Section 12, Chapter III, Title IV of the National Securities Commission, on which, as regards those matters that are within our competence, we have no observations to make;

d)
at December 31, 2013, the debt of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria owed in favor of the Argentine Integrated Pension System which arises from accounting records and submissions amounted to Ps. 5,147,498, which was not callable at that date.

Autonomous City of Buenos Aires, February 11, 2014

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Carlos Martín Barbafina Public Accountant (U.C.A.) C.P.C.E.C.A.B.A. Tº 175 Fº 65

51

Cresud S.A.C.I.F. y A.
Summary as of December 31, 2013

Buenos Aires, February 11, 2013 - Cresud S.A.C.I.F. y A. (NASDAQ: CRESY – BCBA: CRES), one of the leading agricultural companies in South America, announces today its results for the first six months of fiscal year 2014 ended December 31, 2013.

Results and highlights for the period

	IIQ 2014	IIQ 2013	YoY var	6M 2014	6M 2013	YoY var
Revenues	1,007.8	855.2	17.8%	2,133.9	1,605.2	32.9%
Costs	-875.9	-781.4	12.1%	-1,761.7	-1,422.1	23.9%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	298.3	270.8	10.2%	424.5	459.4	-7.6%
Changes in the net realizable value of agricultural produce after harvest.	-1.2	-16.4	-92.7%	-9.2	6.8	-
Gross Profit	429.0	328.2	30.7%	787.4	649.3	21.3%
Gain from disposal of investment properties	7.2	24.2	-70.5%	7.2	53.7	-86.7%
Gain from disposal of farmlands	-	54.0	-100.0%	-	54.0	-100.0%
General and administrative expenses	-124.9	-104.6	19.4%	-236.1	-181.5	30.1%
Selling expenses	-74.8	-63.3	18.3%	-155.7	-123.7	25.9%
Other operating results	-12.8	141.9	-	-17.5	105.1	-
Profit from operations	223.7	380.4	-41.2%	385.3	556.9	-30.8%
Share of profit / (loss) of associates and joint ventures	9.4	-3.2	-	47.8	12.5	280.8%
Profit from operations before financing and taxation	233.1	377.2	-38.2%	433.0	569.5	-24.0%
Financial results, net	-623.5	-190.7	227.0%	-957.9	-359.2	166.7%
Profit / (loss) before income tax	-390.4	186.5	-	-524.9	210.3	-
Income tax expense	124.7	-17.8	-	170.1	-33.5	-
Net income / (loss)	-265.7	168.7	-	-354.8	176.7	-

Attributable to:
Cresud’s Shareholders	-234.2	77.3	-	-332.0	60.8	-
Non-controlling interest	-31.6	91.4	-	-22.7	116.0	-

►
During this period our revenues were 32.9% higher than in the same period of the previous fiscal year. This was mainly due to a 48.2% increase in the agricultural segment, explained by higher sales of grains, sugarcane, beef cattle and milk, along with a 21.0% increase in revenues from the urban segment.

►
Gross income rose 21.3% due to an increase of 31.7% increase in the urban segment, offset by a drop of 45.9% in gross income from the agricultural segment, mainly grains, sugarcane and beef cattle, which recorded a decrease in the fair value of biological assets. The decrease in gross income, coupled with the higher selling and administrative expenses, led to an operating loss equal to ARS 178.1 million attributable to the agricultural segment for the six-month period of fiscal year 2014, while the urban segment showed slightly lower operating results (-6.4%).

►
The strong depreciation of the Argentine Peso against the U.S Dollar experienced during the past year had a negative impact on our net financial results, which went down from a loss of ARS 359.2 million in 6M 2013 to a loss of ARS 957.9 million during this period.

►	Therefore, a net loss of ARS 354.8 million was recorded, out of which a loss of ARS 332.0 million is attributable to Cresud’s shareholders.

1

Cresud S.A.C.I.F. y A.
Summary as of December 31, 2013

Description of Operations by Segment

	6M 2014			6M 2013			Variation
	Agri1	Urban2	Total	Agri	Urban	Total	Agri	Urban	Total
Revenues	784.6	1,402.8	2,187.4	529.4	1,159.6	1,688.9	48.2%	21.0%	29.5%
Costs	-1,143.7	-666.1	-1,809.8	-890.1	-600.3	-1,490.3	28.5%	11.0%	21.4%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	427.0	-	427.0	462.4	-	462.4	-7.6%	-	-7.6%
Changes in the net realizable value of agricultural produce after harvest.	-9.2	-	-9.2	6.8	-	6.8	-	-	-
Gross Profit	58.7	736.7	795.4	108.5	559.3	667.8	-45.9%	31.7%	19.1%
Gain from disposal of investment properties	-	7.2	7.2	-	53.7	53.7	-	-86.7%	-86.7%
Gain from disposal of farmlands	-	-	-	54.0	-	54.0	-100.0%	-	-100.0%
General and administrative expenses	-107.6	-130.7	-238.3	-74.1	-110.8	-184.9	45.2%	17.9%	28.8%
Selling expenses	-90.3	-68.1	-158.4	-75.5	-54.8	-130.4	19.6%	24.1%	21.5%
Other operating income / (loss), net	-0.6	-18.4	-19.0	-10.5	115.3	104.9	-94.6%	-	-
Profit from operations	-139.8	526.7	386.9	2.4	562.6	565.0	-	-6.4%	-31.5%
Share of profit / (loss) of associates	2.0	43.7	45.7	0.3	7.0	7.4	533.9%	521.5%	522.0%
Segment Profit	-137.7	570.4	432.7	2.7	569.7	572.3	-	0.1%	-24.4%

Grains and Sugarcane

We have ended a season that was severely affected by the summer drought experienced in the regions where most of the farms in our portfolio are located, causing production volumes to be lower than expected. Fortunately, weather conditions improved at the beginning of the season, allowing us to expect a 2013/2014 season with good results. To date, we have completed wheat harvesting and soybean and corn planting activities in Argentina. In our farms of Bolivia, where we are able to carry out two planting and harvesting cycles per year, we have completed harvesting of our winter crops, including soybean, corn and wheat. Planting activities in our farms of Paraguay have made progress over 50% of the forecast, whereas in Brazil, where we operate through our subsidiary Brasilagro, planting of soybean and corn has been completed and sugarcane crops are developing.

Crops
in ARS MM	IIQ 2014	IIQ 2013	YoY var	6M 2014	6M 2013	YoY var
Revenues	47.3	88.2	-46.4%	318.4	244.1	30.4%
Costs	-288.1	-234.7	22.8%	-583.4	-465.7	25.3%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	246.9	178.1	38.6%	310.1	286.5	8.2%
Changes in the net realizable value of agricultural produce after harvest.	-1.2	-16.5	-92.7%	-9.2	6.7	-
Gross Profit	4.9	15.2	-68.0%	35.9	71.6	-49.9%
General and administrative expenses	-29.8	-12.1	145.8%	-56.1	-29.1	93.1%
Selling expenses	-11.8	-20.5	-42.3%	-44.2	-51.8	-14.7%
Other operating results, net	-1.9	19.7	-	3.5	-6.8	-
Profit from operations	-38.7	2.2	-	-60.9	-16.0	280.5%
Share of profit / (loss) of associates	1.4	-1.1	-	1.4	-0.2	-
Segment Profit	-37.3	1.1	-	-59.6	-16.2	267.2%

1 Corresponds to the “Agricultural Business” segment

2 Corresponds to the “Urban Properties and Investments” segment

2

Cresud S.A.C.I.F. y A.
Summary as of December 31, 2013

Sugarcane
In ARS MM	IIQ 2014	IIQ 2013	YoY var	6M 2014	6M 2013	YoY var
Revenues	9.4	67.8	-86.1%	76.2	110.0	-30.8%
Costs	-34.9	-132.7	-73.7%	-142.1	-214.6	-33.8%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	23.1	68.2	-66.1%	64.1	128.6	-50.1%
Changes in the net realizable value of agricultural produce after harvest.	-	-	-	-	-	-
Gross Profit	-2.4	3.4	-	-1.8	23.9	-
General and administrative expenses	-11.7	-12.4	-5.5%	-22.4	-20.3	10.3%
Selling expenses	-3.5	-2.2	58.9%	-3.8	-2.2	73.7%
Other operating results, net	0.0	-0.1	-	0.0	-0.1	-
Profit from operations	-17.6	-11.2	56.4%	-28.0	1.3	-
Share of profit / (loss) of associates	-	-	-	-	-	-
Segment Profit	-17.6	-11.2	56.4%	-28.0	1.3	-

Operations
	Production			Sales
In tons	6M2014	6M2013	YoY var	6M2014	6M2013	YoY var
Corn	9,874	5,883	67.8%	149,103	161,937	-7.9%
Soybean	13,211	11,408	15.8%	66,885	34,864	91.8%
Wheat	11,875	3,864	207.3%	3,741	7,456	-49.8%
Sunflower	19	288	-93.5%	5,772	2,196	162.8%
Other	4,092	6,227	-34.3%	8,868	16,707	-46.9%
Total Crops and Other Production	39,070	27,670	41.2%	234,368	223,160	5.0%
Sugarcane	435,660	775,982	-43.9%	435,660	790,148	-44.9%
Total Agricultural Production	474,730	803,652	-40.9%	670,028	1,013,309	-33.9%

►
During this six-month period higher revenues are recorded in the grain segment, mainly due to higher prices than those for the same period of the previous year (wheat, sorghum and sunflower) and a rise in soybean sales (additional 32,000 tons).

►
Gross income from the Grains segment for this period shows a decrease compared to the same six-month period of the previous fiscal year. This is explained mainly by the lower fair value of the assets after harvest as a result of lower prices of our products.

►
On the other hand, the fair value of biological assets is slightly higher since despite the lower yield of our soybean production in Bolivia, there were higher volumes of wheat and corn production throughout the entire portfolio and a rise in the estimates of soybean, cotton and corn production in Brazil.

►	Higher administrative expenses are recorded due to an increase in salaries and in the proportional allocation to the grain segment compared to other segments.

►	The decline in Gross income was offset by an increase in Other operating results, net, originated in derivative transactions which, despite their adverse impact, generated lower losses in the segment.

►	Due to the lower gross income and administrative expenses, loss from this segment totaled ARS 59.6 million.

►
The drop in Gross income in the sugarcane segment reflected the fact that in the production of both Bolivia and Brazil, we changed our output estimations, recognizing lower values in biological assets. This led to a loss from this segment of ARS 28.0 million.

3

Cresud S.A.C.I.F. y A.
Summary as of December 31, 2013

Area in Operation – Grains (hectares) 3	As of 12/31/13	As of 12/31/12	YoY var
Own farms	131,729	137,196	-4.0%
Leased farms	59,070	46,780	26.3%
Farms under concession	21,546	10,988	96.1%
Own farms and farms under concession leased to third parties	8,293	19,932	-58.4%
Total Area Assigned to Grain Production	220,638	214,896	2.7%

►
The area in operation for the Crops segment increased by 2.7%, reaching 220,638 hectares. This was mainly due to a reduction in the area in operation in our own farms, close to 4.0%, and the smaller area consisting of farms leased to third parties (58.4%) while the area in operation in leased farms grew by 26.3% accompanied by an increase in the area in operation in farms under concession (96.1%).

►	The area of own farms decreased mainly due to the sale of farms during the past year, offset by an expansion in productive areas in Argentina.

►
During this season we have expanded the area of leased farms assigned to agricultural production in Argentina and Brazil. We expect a regular season, and for such reason we increased the area by over 12,000 hectares.

►
We have increased the area assigned to agricultural production in the farms under the long term concession granted to Cresud in the Province of Salta, where we will operate more than 21,500 hectares. This is offset by a reduction in the area of farms leased to third parties.

Beef Cattle

in ARS MM	IIQ 2014	IIQ 2013	YoY var	6M 2014	6M 2013	YoY var
Revenues	40.0	18.4	117.2%	64.4	36.6	75.7%
Costs	-49.8	-34.1	46.0%	-102.3	-65.6	56.0%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	16.9	17.7	-4.6%	27.7	29.1	-4.6%
Changes in the net realizable value of agricultural produce after harvest.	-0.0	0.1	-	-0.0	0.1	-
Gross Profit	7.1	2.1	236.4%	-10.1	0.2	-
Profit from Operations	-5.5	-1.0	456.9%	-35.1	-10.6	230.6%
Segment Profit	-5.1	-1.0	394.0%	-34.6	-10.6	225.2%

Beef Cattle (tons)	IIQ 2014	IIQ 2013	YoY var	6M 2014	6M 2013	YoY var
Beef cattle production	2,095	1,620	29.3%	3,891	3,984	-2.3%
Beef cattle sales	3,170	1,973	60.7%	7,395	4,435	66.7%

►	During this six-month period, beef cattle production was lower than in the same six-month period of the previous year (-2.3%), while cattle sales grew by 66.7%.

►
The higher number of tons sold caused sales from this segment to rise by 75.7%; however, costs grew at a higher rate, generating gross losses of ARS 10.1 million. The increase in costs was motivated by the drought in the region of Salta, which led us to increase the amount of cattle fed in feed lots.

3 Includes surface area under double cropping totaling 19,330 hectares, our proportional interest in AgroUranga and all of Cresca S.A.‘s farms.

4

Cresud S.A.C.I.F. y A.
Summary as of December 31, 2013

Area in Operation – Beef Cattle (hectares)	As of 12/31/13	As of 12/31/12	YoY var
Own farms	76,110	74,540	2.1%
Leased farms	18,549	12,635	46.8%
Own farms leased to third parties	5,581	13,954	-60.0%
Total Area Assigned to Beef Cattle Production	100,240	101,129	-0.8%

►
The area of own farms assigned to beef cattle production is slightly larger. On the other hand, we have sold a portion of our farm La Suiza, which during the previous season had been leased to third parties. In addition, we have increased the area of farms leased for cattle-related operations.

Stock of Cattle Heads	As of 12/31/13	As of 12/31/12	YoY var
Breeding cattle	65,982	56,101	17.6%
Cattle for sale	3,577	13,119	-72.7%
Cattle for dairy production	6,765	6,435	5.1%
Total Stock (heads)	76,324	75,655	0.9%

►	The slight change in beef cattle stocks is explained by sales and purchases made during the period.

5

Cresud S.A.C.I.F. y A.
Summary as of December 31, 2013

Milk

in ARS MM	IIQ 2014	IIQ 2013	YoY var	6M 2014	6M 2013	YoY var
Revenues	12.7	9.6	32.5%	24.5	18.0	35.6%
Costs	-24.2	-18.4	31.5%	-47.1	-35.4	32.9%
Initial recognition and changes in the fair value of biological assets and agricultural produce at the point of harvest	13.6	8.7	56.8%	25.1	18.3	37.1%
Gross Profit	2.1	-0.1	-	2.5	0.9	172.1%
Profit from Operations	0.3	-0.4	-	-1.7	-0.6	161.8%
Segment Profit	0.4	-0.4	-	-1.6	-0.7	140.9%

Milk Production	IIQ2014	IIQ2013	YoY var	6M2014	6M2013	YoY var
Milk Production (liters)	5,358	5,357	0.0%	10,129	9,450	7.2%
Milk sales (liters)	5,249	5,093	3.1%	9,860	9,115	8.2%
Daily average milking cows (heads)	2,778	2,345	18.5%	2,631	2,400	9.6%
Milk Production / Milking Cow / Day (liters)	21.0	24.8	-15.6%	20.9	21.4	-2.2%

►
We have increased milk production hand in hand with the number of milking cows per day. The level of production per milking cow per day is stable. Therefore, the levels of more than 20 liters by milking cow per day still exceed the targets set by us following the consolidation of our operations in our state-of-the-art milking facility.

►
There has been an increase in revenues from sales of this segment compared to the same quarter of the previous fiscal year, thanks to an increase in production and higher sales of milk, along with better prices. On the other hand, due to an increase in costs, the segment shows gross income for ARS 2.5 million.

►	In addition, higher selling and administrative expenses have led to a deterioration in this segment, which posted a loss of ARS 1.6 million for the 6M 2014.

Area in Operation – Milk (hectares)	As of 12/31/13	As of 12/31/12	YoY var
Own farms	2,864	2,780	3.0%

►	We perform our milking business in El Tigre farm. The change in the area assigned to milking cows is explained by a variation in the areas planted with crops and pastures.

6

Cresud S.A.C.I.F. y A.
Summary as of December 31, 2013

Leases and Agricultural Services

in ARS MM	IIQ 2014	IIQ 2013	YoY var	6M 2014	6M 2013	YoY var
Revenues	5.0	5.5	-8.4%	7.2	12.1	-40.8%
Costs	-3.4	-1.2	192.5%	-6.0	-3.0	99.2%
Gross Profit	1.6	4.3	-62.3%	1.2	9.1	-87.0%
Profit from Operations	2.6	4.0	-36.0%	-0.8	7.1	-
Segment Profit	2.6	4.0	-34.7%	-0.7	7.1	-

►
In this segment we report the results from the lease of farms, mainly developed in our Santa Bárbara and La Gramilla farms. We have reduced leased acreage due to the non-renewal of lease agreements, resulting in a decrease in income as compared to the same period of the previous fiscal year. For this reason, and also due to higher costs, there has been a deterioration in this segment.

Sales and Transformation of Lands

in ARS MM	IIQ 2014	IIQ 2013	YoY var	6M 2014	6M 2013	YoY var
Gross Loss	-1.2	-1.4	-18.9%	-2.9	-3.1	-4.9%
Result from disposal of farms	-	54.0	-100.0%	-	54.0	-100.0%
Profit from Operations	-5.4	34.6	-	-7.4	32.8	-
Segment Profit	-5.3	34.6	-	-7.3	32.8	-

►
During the second quarter of this fiscal year no significant transactions were made in this segment, compared to the same period of the previous fiscal year. The costs shown here refer to the land development process.

Area under Development (hectares)	Developed in 2012/2013	Projected for 2013/2014
Argentina	7,600	7,030
Brazil	11,800	11,883
Paraguay	900	2,400
Total	20,300	21,313

►
During the previous season, we developed more than 20,000 hectares in the region, and we expect to develop 21,313 additional hectares during this season, which is higher than the forecast at the beginning of the season.

Agro-industrial activities

in ARS MM	IIQ 2014	IIQ 2013	YoY var	6M 2014	6M 2013	YoY var
Revenues	129.9	47.6	172.8%	234.9	66.5	253.3%
Costs	-118.5	-46.8	153.0%	-208.5	-68.3	205.4%
Gross Profit	11.4	0.8	1388.7%	26.4	-1.8	-
Profit from Operations	-4.6	-7.3	-36.8%	-4.4	-13.3	-66.9%
Segment Profit	-4.6	-7.3	-36.8%	-4.4	-13.3	-66.9%

►
In this segment we report the results from our meat packing and feedlot business through our subsidiary Cactus. In this period the activity rose significantly; we expect that the context of this industry will improve in the future, leading to higher results.

Other Segments

in ARS MM	IIQ 2014	IIQ 2013	YoY var	6M 2014	6M 2013	YoY var
Revenues	34.0	23.6	44.1%	59.2	42.2	40.3%
Costs	-31.2	-19.4	61.0%	-51.5	-34.6	49.0%
Gross Profit	2.8	4.2	-33.1%	7.6	7.5	1.2%
Profit from Operations	-4.4	0.7	-	-1.5	1.7	-
Segment Profit	-4.4	0.8	-	-1.5	2.3	-

►	In this segment we mainly report the results from our controlled company Futuros y Opciones S.A: (“FyO”).

7

Cresud S.A.C.I.F. y A.
Summary as of December 31, 2013

Urban Properties and Investments: IRSA Inversiones y Representaciones Sociedad Anónima

We develop our Urban Properties and Investments segment through our subsidiary IRSA. As of December 31, 2013, our equity interest in IRSA was 65.92%4.

IRSA is one of Argentina’s leading real estate companies in terms of assets. IRSA is engaged, directly or indirectly through subsidiaries and joint businesses, in a range of diversified real estate related activities in Argentina and abroad, including:

►
The acquisition, development and operation of shopping centers, through its interest of 95.68% in Alto Palermo S.A. (“APSA”) (Nasdaq: APSA, BCBA: APSA). APSA is one of Argentina’s leading operators of shopping centers and holds a controlling interest in 13 shopping centers with more than 310,000 square meters of Gross Leaseable Area.

►
The acquisition, development and exploitation of office buildings and other non-shopping center properties primarily for rental, for which purpose it has over 130,000 square meters of office leaseable space.

►	The acquisition and development of residential properties and the acquisition of undeveloped land reserves for future development or sale.

►	The acquisition and exploitation of luxury hotels.

►	Selective investments outside Argentina.

►	Financial investments, including IRSA’s current 29.77% equity interest in Banco Hipotecario, which is one of the leading financial institutions in Argentina.

The following information has been extracted from the financial statements of our controlled company IRSA as of December 31, 2013:

in ARS MM	IIQ 2014	IIQ 2013	YoY var	6M 2014	6M 2013	YoY var
Revenues	752.5	597.0	26.1%	1,374.0	1,080.0	27.2%
Operating results	298.0	360.9	-17.4%	527.1	558.9	-5.7%
EBITDA	356.2	417.6	-14.7%	640.3	666.0	-3.8%
Income attributable to IRSA’s shareholders	-54.1	182.6	-	-21.7	223.8	-

Our stake in IRSA has a high impact on our results, therefore we recommend the reading of detailed information on IRSA provided in its website (www.irsa.com.ar), in the Argentine Securities Commission website (www.cnv.gob.ar) and in the Securities and Exchange Commission website (www.sec.gov).

4 Considering that as of 12/31/2013 IRSA had repurchased a total amount equivalent to 4,088,106 common shares (including common shares and ADRs)

8

Cresud S.A.C.I.F. y A.
Summary as of December 31, 2013

Financial Indebtedness and Other

As of December 31, 2013 Cresud had a total net indebtedness equivalent to USD 974.4 million, consolidating IRSA. The following table contains a breakdown of Cresud’s indebtedness:

Description	Currency	Amount (1)	Interest Rate	Maturity
Bank overdraft	ARS	10.0	Float	< 365 d
Cresud’s Tranche IV Series VIII Notes	USD	60.0	7.50%	Sep-14
Cresud’s Tranche V Series X Notes (2)	USD	41.0	7.75%	Jun-14
Cresud’s Tranche V Series XI Notes (3)	ARS	12.3	BADLAR + 375 bps	Jun-15
Cresud’s Tranche VI Series XII Notes	ARS	15.7	BADLAR + 410 bps	Nov-14
Cresud’s Tranche VI Series VIII Notes	USD	79.4	1.900%	May-15
Cresud’s Tranche VII Series XIV Notes	USD	32.0	1.500%	May-18
Cresud’s Tranche VI Series XIII Notes	USD	27.1	15.010%	Dec-15
Cresud’s Tranche VII Series XIV Notes	ARS	109.1	7.000%	May-17
Bolivia rural properties (4)	BOB / USD	2.9	5%-7%	2013-2017
Land development financing	ARS	2.5	15.01%	Dec-15
Banco de La Pampa Loan	ARS	3.1	Float [10.5% ; 14.5%]	Aug-17
Land development financing	USD	15.3	LIBOR 6m; floor: 6%	Jan-22
Paraguay rural properties	USD	0.2	0.1	Jul-14
Cresud’s Total Debt		410.5
Bank overdraft	ARS	30.8	Float	< 180 d
IRSA’s Tranche I Series I Notes	USD	150.0	8.50%	Feb-17
IRSA’s Tranche II Series II Notes (5)	USD	150.0	11.50%	Jul-20
IRSA’s Tranche III Series IV Notes	USD	8.5	7.450%	Feb-14
Belmont Madison Building Mortgage	USD	75.0	4.22%	Aug-17
Other Loans	ARS	1.4	15.25%	Dec-16
IRSA’s Total Debt		415.6
Bank overdraft	ARS	39.6	Float	< 30 d
Syndicated loan – Arcos	ARS	16.1	15.01%	Nov-15
Syndicated loan - Neuquén	ARS	17.0	15.25%	Jun-16
Other Loans	ARS	6.4	15.25%	Dec-16
APSA’s Tranche I Series I Notes (6)	USD	120.0	7.88%	May-17
Seller Financing	USD	13.9	5.00%	Jul-17
APSA’ Total Debt		213.0
Brasilagro’s Total Debt		42.8
Total Consolidated Debt		1,081.9
Consolidated cash		78.5
Repurchase of Debt		29.0
Net Consolidated Debt		974.4

1 Principal face value in USD (million) at an exchange rate of 6.52 ARS = 6.91 BOB = 2.36 BRL = 1 USD, without considering accrued interest or elimination of balances with subsidiaries.
2 As of December 31, 2013 the Company had repurchased a face value of USD 0.7 million.
3 As of December 31, 2013 the Company had repurchased a face value of ARS 21.0 million.
4 Purchase of farms in Bolivia by Acres del Sud.
5 As of December 31, 2013 the Company had repurchased a face value of USD 12.1 million.
6 As of December 31, 2013 the Company had repurchased a face value of USD 13.1 million.

9

Cresud S.A.C.I.F. y A.
Summary as of December 31, 2013

Evolution of Exchange Rate
During the last months, the depreciation of the Argentine Peso to the U.S. Dollar accelerated as compared to the previous months. Whereas in the first six-month period of fiscal year 2013 the Argentine currency depreciated 8.6%, during 6M 2014 it depreciated 21.0%. In addition, the Argentine Peso depreciated 22.8% only in January 2014. Given that a significant portion of our debt is denominated in USD, this process had an adverse impact on our Financial Results. However, our assets are mostly valued at historical cost, and are not affected by any kind of revaluation due to the fluctuation of market prices.

Below is the evolution of the exchange rate as published by Banco de la Nación Argentina.

Source: Banco de la Nación Argentina

Shareholders’ Meeting dated October 31, 2013

On October 31, 2013, a General Ordinary and Extraordinary Shareholders’ Meeting was held, in which it was resolved, inter alia:

►	To pay ARS 120.0 million as cash dividends, equivalent to ARS 0.2417 per share (ARS 2.417 per ADR), representing a dividend yield of 2.5%.

Dividends receivable from IRSA
On October 31, 2013, IRSA approved the payment of a cash dividend to its shareholders for up to ARS 250 million, equivalent to ARS 0.4328 per share (ARS 4.328 per ADR), representing a dividend yield of 4.1%.

Dividends receivable from Brasilagro
On October 29, 2013, Brasilagro approved the payment of a cash dividend to its shareholders for up to BRL 5.9 million, equivalent to BRL 0.1 per share, representing a dividend yield of 1.0%.

Issuance of Notes
On November 18, 2013 the Tranche VIII of Series XV and Series XVI Notes was issued on the following terms:

Series XV

►	Issue Amount: ARS 176.4 million
►	Issue Price: 100.00% of the principal face value.
►	Maturity Date: 24 months after the issue date.
►	Variable Interest Rate: BADLAR + 399 bps.
►	Interest Payment Dates: quarterly, first payment due on February 18, 2014.
►	Principal Payment Dates: May 18, 2015, August 18, 2015 and November 18, 2015.

Series XVI

►	Issue Amount: Principal face value USD 109.1 million equivalent to ARS 651.2 million
►	Issue Price: 102.30% of principal face value.
►	Maturity Date: 60 months after issue date.
►	Fixed Interest Rate: 1.50%
►	Interest Payment Dates: quarterly, first payment due on February 18, 2014.
►	Principal Payment Dates: May 18, 2018 and November 19, 2018.

Sale of operations in Paraguay (Cresca) to Brasilagro
On December 12, 2013 Cresud sold its operation in Paraguay, through Cresca, to Brasilagro. The transaction price was USD 18.5 million. Brasilagro has paid USD 5.0 million so far; the remaining balance will be paid in December 2014 plus 7% interest rate.
The agreement provides for a price adjustment in the event that Cresca should sell assets: in the event of a potential sale of up to 24,000 hectares of undeveloped land, within one year, Brasilagro shall pay Cresud an amount equivalent to 25% of the price in excess of USD 350 per hectare.

10

Cresud S.A.C.I.F. y A.
Summary as of December 31, 2013

Shareholders' Equity Structure on a Comparative Basis

	12.31.13	06.30.13
Non-Current Assets	10,676,272	9,122,489
Current Assets	3,176,429	3,288,236

Non-Current Liabilities	6,157,736	5,026,809
Current Liabilities	3,244,988	2,664,850

Non-controlling interest	2,221,107	2,231,096
Shareholders' Equity	4,449,977	4,719,066

Income / (Loss) Structure on a Comparative Basis

	12.31.13	06.30.13
Other operating results, net	(17,494)	92,332
Profit from operations	385,258	1,106,361
Financial results, net	(957,900)	(908,761)
Share of profit / (loss) of associates and joint ventures	47,769	(9,818)

Profit / (loss) before income tax	(524,873)	187,782
Income tax expense	170,104	(33,519)
Net income / (loss)	(354,769)	154,263

Attributable to:
Shareholders of the parent company	(332,030)	(26,907)
Non-controlling interest	(22,739)	181,170

Production Volume
	Quarterly 12.31.13	Cumulative 07-01-13 to 12.31.13
Beef cattle (in Tons)	1,901	3,565
Milk fat (in Tons)	222	429
Crops (in Tons)

Sales Volume
	Quarterly 12.31.13	Cumulative 07-01-13 to 12.31.13
Beef cattle (in Tons)	3,063	7,068
Milk fat (in Tons)	222	429
Crops (in Tons)

Local Market
	Quarterly 12.31.13	Cumulative 07-01-13 to 12.31.13
Beef cattle (in Tons)	3,063	7,068
Milk fat (in Tons)	222	429
Crops (in Tons)

11

Cresud S.A.C.I.F. y A.
Summary as of December 31, 2013

Prospects for the next fiscal year

After two years of experiencing severe droughts in the region, the 2014 season shows a better outlook. While at the start of the planting season there were signs of drought, in the last months rains started to fall in Salta (north of Argentina) and Paraguay, hence the planting season went back to normal. If this level of rainfall continues, the harvest will generate regular yields and higher production levels than in the past fiscal year. On the other hand, in view of the evolution of the exchange rate in Argentina in the last months, we expect better results in our agricultural segments. We expect to sow approximately 220,000 hectares in the group of countries of the region where we have operations.
In terms of prices, the sector is withstanding the juncture of a great U.S. harvest; therefore, prices continue to be depressed but stable. We will keep track of the evolution of commodity prices in calendar year 2014, in light of the seeding estimations in the USA.
As concerns our beef cattle business in Argentina, during this season we stabilized production as weather conditions in Salta improved, whereas cattle prices stay on upward trend. On the other hand, we expect sound prices for the milk business and a competitive margin from our “El Tigre” dairy facility. In addition, we will continue to roll out our strategy of supplementing agriculture in our own farms with agriculture in leased farms and farms under concession. We have increased the area of leased farms by 10%, relocating part of our portfolio in better areas. We expect to obtain good results from this business if the weather continues to be favorable throughout the second part of the 2014 season. Our feedlot and meat packing businesses, which we hold through Cactus Argentina, have started to show positive results, after several months of losses. We hope that market conditions will further improve in the short or medium term, so that the segment becomes as profitable as it was.
As concerns land transformation and value-adding activities, we will make progress in the development of our farms in Argentina, Paraguay and Brazil, where we plan to transform approximately 21,000 hectares that will be placed into production during this fiscal year and in 2015. We remain watchful of sale opportunities that may arise, by disposing of those farms that have reached their highest degree of appreciation. In addition, we will continue to analyze opportunities in other countries of the region, as we plan to form a regional portfolio with high potential for development and value enhancement.

12

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

February 28, 2014	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets